                                                File Pursuant to Rule 424(b)(4)
                                                Registration File No: 333-102398


P R O S P E C T U S



                                22,000,000 SHARES
[GRAPHIC OMITTED]


                              HECLA MINING COMPANY

                                  COMMON STOCK

                                ---------------

     This is an offering of common stock of Hecla Mining Company by Hecla and certain Selling Stockholders. Hecla is selling 20,000,000 shares of common stock, and the Selling Stockholders are selling 2,000,000 shares of common stock. We will not receive any proceeds from the sale of the shares of common stock offered by the Selling Stockholders.

     Our common stock is listed on the New York Stock Exchange under the symbol "HL." On January 21, 2003, the closing price of our common stock as reported on the New York Stock Exchange was $4.53 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                ---------------

                                                                    PER SHARE         TOTAL
                                                                   -----------   --------------
   Public Offering Price .......................................      $4.25        $93,500,000
   Underwriting Discount .......................................      $.255         $5,610,000
   Proceeds, before expenses, to Hecla .........................     $3.995        $79,900,000
   Proceeds, before expenses, to Selling Stockholders ..........     $3.995         $7,990,000

     The underwriters may also purchase up to an additional 3,000,000 of our shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York on or about January 27, 2003.

                                ---------------
MERRILL LYNCH & CO.
                            CIBC WORLD MARKETS CORP.
                                                            SALOMON SMITH BARNEY

                                ---------------
                The date of this prospectus is January 21, 2003

                                TABLE OF CONTENTS


                                                                                          PAGE
                                                                                         -----
Where You Can Find More Information ..................................................    ii
Special Note on Forward-Looking Statements ...........................................    ii
Prospectus Summary ...................................................................     1
This Offering ........................................................................     3
Summary Financial Data ...............................................................     4
Risk Factors .........................................................................     5
Use of Proceeds ......................................................................    13
Price Range of Common Stock and Dividend Policy ......................................    13
Selected Financial Data ..............................................................    14
Supplementary Financial Data .........................................................    15
Capitalization .......................................................................    16
Dilution .............................................................................    17
Management's Discussion and Analysis of Financial Condition and Results of Operations     18
Quantitative and Qualitative Disclosure About Market Risk ............................    37
Business .............................................................................    39
Management ...........................................................................    57
Principal Stockholders ...............................................................    65
Description of Capital Stock .........................................................    66
Certain United States Tax Considerations for Non-United States Holders ...............    71
Selling Stockholders .................................................................    74
Underwriting .........................................................................    75
Legal Matters ........................................................................    77
Experts ..............................................................................    77
Glossary of Certain Terms ............................................................    77
Index to Consolidated Financial Statements ...........................................   F-1

                             ---------------------

     You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations, and prospects may have changed since that date.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission (SEC). You may read our filings at the web site maintained by the SEC at http://www.sec.gov. You may also read and copy our filings at the SEC's public reference rooms at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the SEC's regional office at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. You may obtain information about the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. You may obtain a copy of a filing from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or from commercial document retrieval services.

     Our common stock and Series B cumulative convertible preferred stock (Series B preferred stock) are both listed on the New York Stock Exchange
(NYSE). You can inspect and copy reports, proxy statements and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. The registration statement contains more information about us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC in the manner described above.

     A glossary of certain terms appears near the end of this prospectus under "Glossary of Certain Terms."


                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects, and opportunities. We have tried to identify these forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate," and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to:

    o  metals prices and price volatility;

    o  amount of metals production;

    o  costs of production;

    o  remediation, reclamation, and environmental costs;

    o  regulatory matters;

    o  the results or settlements of pending litigation;

    o  cash flow;

    o  revenue calculations;

    o  the nature and availability of financing; and

    o  project development risks.

     See "Risk Factors" for a description of these factors. Other matters, including unanticipated events and conditions, also may cause our actual future results to differ materially from these forward-looking statements. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on our expectations as of the date of this prospectus. Except as required by federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                               PROSPECTUS SUMMARY

     This summary highlights material information discussed in more detail elsewhere in this prospectus. You are strongly urged to review the entire prospectus before investing in our common stock.


                              HECLA MINING COMPANY


HISTORY AND DEVELOPMENT

     Hecla Mining Company, established in 1891, is principally engaged in the exploration, development and mining of precious and nonferrous metals, including gold, silver, lead and zinc.

     During the first nine months of 2002, we produced 187,028 ounces of gold at an average total cash cost of $130 per ounce and 6.4 million ounces of silver at an average total cash cost of $2.22 per ounce. We reduced our average total cash cost per ounce of silver by 36% and our average total cash cost per ounce of gold from $134 when compared to the same nine month period during 2001. We believe we are one of the world's low cost producers in the precious metals mining industry. As of December 31, 2001, we had proven and probable reserves of 808,773 ounces of gold and 46.2 million ounces of silver.


CURRENT OPERATIONS

     Our principal producing metals properties include:

     o The San Sebastian silver mine, located in the State of Durango, Mexico, an underground mine and exploration project in which operations commenced in May 2001, had 8.6 million ounces of proven and probable silver reserves and more than 91,000 ounces of proven and probable gold reserves as of December 31, 2001. During the first nine months of 2002, the San Sebastian mine produced nearly 2.5 million ounces of silver and 30,000 ounces of gold at an average total cash cost of $1.29 per ounce of silver.

     o The La Camorra gold mine, located in the State of Bolivar, Venezuela had 418,050 ounces of proven and probable gold reserves as of December 31, 2001. During the first nine months of 2002, the La Camorra mine produced nearly 134,000 ounces of gold at an average total cash cost of $130 per ounce.

     o The Greens Creek silver mine, located near Juneau, Alaska, a large polymetallic mine in which we own a 29.73% interest, through a joint-venture arrangement with Kennecott Greens Creek Mining Company (KGCMC), the manager of the mine, and Kennecott Juneau Mining Company
          (KJMC), both wholly owned subsidiaries of Kennecott Corporation. Our share of Greens Creek had over 37.6 million ounces of silver and over 299,000 ounces of gold in proven and probable reserves as of December 31, 2001. During the first nine months of 2002, the Greens Creek mine produced more than 2.5 million ounces of silver and 23,000 ounces of gold for Hecla's account at an average total cash cost of $1.76 per ounce of silver.

     o The Lucky Friday silver mine, located near Mullan, Idaho, produced over 1.4 million ounces of silver during the first nine months of 2002 at an average total cash cost of $4.65 per ounce.

     We have a 50% joint venture agreement in a gold property near Carlin Trend, Nevada. The interest requires the completion of a multi-stage exploration and development program leading to commercial production. In addition, we were awarded the 1,795 hectare Block B land position exploration and mining lease near El Callao in the Venezuelan State of Bolivar.

STRATEGY FOR GROWTH


     Our strategy is to focus our efforts and resources on expanding our precious metal reserves through exploration efforts, primarily on properties we currently own. Our near-term exploration plan consists of exploring for additional reserves at, or in the vicinity of, our San Sebastian mine in Mexico, the La Camorra mine in Venezuela and the Greens Creek mine in Alaska.


     Our strategy regarding reserve replacement is to concentrate our efforts on:

     o    existing operations where infrastructure already exists;

     o    other properties presently being developed; and

     o advanced-stage exploration properties that have been identified as having potential for additional discoveries principally in the United States, Mexico and Venezuela.


     Exploration expenditures for the three years ended December 31, 2001, 2000 and 1999, were approximately $2.2 million, $6.3 million and $5.5 million, respectively. We currently estimate that exploration expenditures for the year ended December 31, 2002 were in the range of $5.5 million to $6.5 million. We intend to focus on low-cost properties that yield high returns and we continuously evaluate opportunities to acquire additional properties, although we currently have no contract, arrangement or understanding with respect to any material acquisitions.


OPERATING STRENGTHS

     LOW COST PRODUCER -- We believe we are one of the world's low cost producers in the precious metals mining industry and the lowest cost silver producer.

     HIGH QUALITY ASSET BASE -- We believe we are an operator of low cost, high quality, low-capital, geographically diversified, high-rate-of-return mines and projects in both silver and gold.

     FOCUS ON DEVELOPING OUR PROPERTIES -- We believe our existing operations and development properties present significant opportunity for future development and reserve replacement. We are actively exploring a total of 14 properties throughout the United States, Mexico and Venezuela with advanced drilling exploration on a total of 7 properties.

     UNDERGROUND MINE EXPERTISE -- We believe we have earned the reputation as one of the world's best narrow-vein, hard rock, underground mining companies, based on our expertise developed during more than a century of operating underground mines and maintained by our strong corporate culture of operating excellence.

     STRONG MANAGEMENT TEAM -- Our senior management team has a total of 147 years of operating and exploration experience in the mining industry. Management's significant experience has been instrumental in our historical growth and provides a solid base upon which to expand our operations.

     We are a Delaware corporation, with principal executive offices located at 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408, and the telephone number is (208) 769-4100. Our web site address is www.hecla-mining.com. Information contained in the web site is not incorporated by reference into this prospectus, and you should not consider information contained in the web site as part of this prospectus. See "Where you can find more information."

                                  THIS OFFERING


SECURITIES OFFERED FOR SALE BY THE
COMPANY.......................   20,000,000 shares of common stock, $0.25 par
                                 value per share, each accompanied by series A junior participating preferred stock purchase rights pursuant to our rights agreement.

SECURITIES OFFERED FOR SALE BY THE
SELLING STOCKHOLDERS..........   2,000,000 shares of common stock, $0.25 par
                                 value per share, each accompanied by series A junior participating preferred stock purchase rights pursuant to our rights agreement.

VOTING RIGHTS.................   Each share of common stock is entitled to one
                                 vote per share on all matters submitted to a vote of stockholders (except for the election of two directors by holders of preferred stock in the case of preferred dividend arrearages, which arrearages currently exist).

USE OF PROCEEDS...............   We plan to use the net proceeds of the sale
                                 of the common stock offered by us to fund future exploration and development, working capital requirements, capital expenditures and for other general corporate purposes. See "Use of Proceeds." We will not receive any of the proceeds from the sale of the common stock by the Selling Stockholders.

DIVIDENDS.....................   We have not declared or paid any cash
                                 dividends for several years and we have no present intention of paying dividends in the foreseeable future (and our preferred dividend arrearages currently restrict us from paying any cash dividends on our common stock).

STOCK EXCHANGE................   Our common stock, including the shares
                                 offered by the Selling Stockholders, is listed on the New York Stock Exchange under the symbol
                                 "HL." Application has been made to list the common stock offered by us on the New York
                                 Stock Exchange.

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

     The following table sets forth selected historical consolidated financial data for us for each of the years ended December 31, 1997 through 2001, and is derived from our audited financial statements. The following table also sets forth selected historical consolidated financial data for the three months ended September 30, 2001 and 2002, and the nine months ended September 30, 2001 and 2002, and is derived from our unaudited consolidated financial statements. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, beginning on page F-1 of this prospectus.

                                         THREE MONTHS               NINE MONTHS
                                            ENDED                      ENDED
                                        SEPTEMBER 30,              SEPTEMBER 30,
                                  -------------------------- -------------------------
                                       2002         2001         2002         2001
                                  ------------- ------------ ------------ ------------
                                                      (UNAUDITED)
Sales of products ...............   $  27,790     $ 22,501    $  79,836     $ 63,479
Income (loss) from
 continuing operations ..........   $   2,073     $ (2,037)   $   8,100     $ (6,935)
Income (loss) from
 discontinued operations(2)......   $    (540)    $   (419)   $  (1,326)    $ 12,459
Net income (loss) ...............   $   1,533     $ (2,456)   $   6,774     $  5,524
Preferred stock dividends(3) ....   $ (18,568)    $ (2,013)   $ (22,593)    $ (6,038)
Loss applicable to common
 shareholders(4) ................   $ (17,035)    $ (4,469)   $ (15,819)    $   (514)
Loss from continuing
 operations per common
 share ..........................   $   (0.19)    $  (0.06)   $   (0.18)    $  (0.19)
Basic and diluted loss per
 common share ...................   $   (0.20)    $  (0.06)   $   (0.20)    $  (0.01)
Total assets(5) .................   $ 154,983     $159,780    $ 154,983     $159,780
Noncurrent portion of
 debt(5) ........................   $   7,376     $ 13,774    $   7,376     $ 13,774



                                                                YEARS
                                                                ENDED
                                                             DECEMBER 31,
                                  ------------------------------------------------------------------
                                      2001          2000        1999(1)        1998         1997
                                  ------------ ------------- ------------- ------------ ------------
Sales of products ...............   $ 85,247     $  75,850     $  73,703     $ 75,108     $ 89,486
Income (loss) from
 continuing operations ..........   $ (9,582)    $ (84,847)    $ (43,391)    $ (4,674)    $ (3,741)
Income (loss) from
 discontinued operations(2)......   $ 11,922     $   1,529     $   4,786     $  4,374     $  3,258
Net income (loss) ...............   $  2,340     $ (83,965)    $ (39,990)    $   (300)    $   (483)
Preferred stock dividends(3) ....   $ (8,050)    $  (8,050)    $  (8,050)    $ (8,050)    $ (8,050)
Loss applicable to common
 shareholders(4) ................   $ (5,710)    $ (92,015)    $ (48,040)    $ (8,350)    $ (8,533)
Loss from continuing
 operations per common
 share ..........................   $  (0.25)    $   (1.39)    $   (0.83)    $  (0.23)    $  (0.22)
Basic and diluted loss per
 common share ...................   $  (0.08)    $   (1.38)    $   (0.77)    $  (0.15)    $  (0.16)
Total assets(5) .................   $153,116     $ 194,836     $ 268,357     $252,062     $250,668
Noncurrent portion of
 debt(5) ........................   $ 11,948     $  10,041     $  55,095     $ 42,923     $ 22,136

----------
(1) On January 1, 1999, we changed our method of accounting for start-up costs in accordance with Statement of Position 98-5 (SOP 98-5)"Reporting on the Costs of Start-up Activities." The impact of this change in accounting principle related to unamortized start-up costs associated with our 29.7331% interest in the Greens Creek Mine and resulted in a $1.4 million cumulative effect of this charge in accounting principle for the year ended December 31, 1999.

(2) In November 2000, our board of directors decided to sell Kentucky-Tennessee Clay Company, K-T Feldspar Corporation, K-T Clay de Mexico and certain other minor inactive minerals companies which represented the major remaining portion of our industrial minerals segment. Accordingly, the industrial minerals segment has been recorded as a discontinued operation as of and for each of the periods ended presented above. As of September 30, 2002 and 2001, and as of December 31, 2001 and 2000, only, the balance sheets have been reclassified to reflect the net assets of the industrial minerals segment as a discontinued operation.

(3) As of September 30, 2002, we have not declared or paid $5.9 million of Series B preferred stock dividends. However, since the dividends are cumulative, they continue to be reported in determining the income (loss) applicable to common stockholders, but are excluded in the amount reported as cash dividends paid per preferred share. We completed an offer to acquire all of our currently outstanding Series B preferred stock in exchange for newly issued shares of our common stock on July 25, 2002. A total of 1,546,598 shares or 67.2%, of the total number of Series B preferred shares outstanding were validly tendered and exchanged into 10,826,186 shares of our common stock. During the third quarter of 2002, we incurred a non-cash dividend of approximately $17.6 million related to the completed exchange offering. The $17.6 million dividend represents the difference between the value of the common stock issued in the exchange offer and the value of the shares that were issuable under the stated conversion terms of the Series B preferred stock. The non-cash dividend had no impact on our total shareholders' equity as the offset was an increase in common stock and surplus. As a result of the completed exchange offering, the total of cumulative preferred dividends is anticipated to be $23.4 million for the year ending December 31, 2002. In 2003, the $8.0 million annual cumulative preferred dividends that have historically been included in income (loss) applicable to common shareholders will be reduced to approximately $2.6 million. The completed exchange offering also eliminated $10.9 million of previously undeclared and unpaid preferred stock dividends.

(4) After recognizing a $1.3 million loss from discontinued operations and $22.6 million in preferred stock dividends, our loss applicable to common stockholders for the nine months ended September 30, 2002 was approximately $15.8 million, compared to a loss of $0.5 million in the same period in 2001, after recognizing $12.5 million in income from discontinued operations, due to a gain of $12.7 million on the sale of the majority of our industrial minerals assets and $6.0 million in preferred stock dividends.

(5) Total assets and noncurrent portion of debt at September 30, 2002 on an "as adjusted" basis to reflect the effects of the estimated net proceeds from the offering by us of 20 million shares of common stock are $234.2 million and $7.4 million, respectively.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below, and all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock. Any of the following risks could materially adversely affect our business, financial condition, or operating results and could negatively impact the value of our common stock. A glossary of certain terms appears near the end of this prospectus under "Glossary of Certain Terms."

OUR CURRENT AND FUTURE CASH POSITION MAY NOT PROVIDE US WITH SUFFICIENT
LIQUIDITY.

     We had cash and cash equivalents at September 30, 2002 of approximately $17.8 million. We believe cash requirements over the next twelve months will be funded through a combination of current cash, future cash flows from operations, amounts available under existing loan agreements, proceeds from potential asset sales, and/or future debt or equity security issuances. Our ability to raise capital is highly dependent upon the commercial viability of our projects and the associated prices of the metals we produce. Because of the significant impact that changes in the prices of silver, gold, lead and zinc have on our financial condition, declines in these metals prices may negatively impact short-term liquidity and our ability to raise additional funding for long-term projects. In the event that cash balances decline to a level that cannot support our operations, our management will defer certain planned capital expenditures and exploration expenditures as needed to conserve cash. If our plans are not successful, operations and liquidity may be adversely affected.

ALTHOUGH OUR OPERATIONS WERE PROFITABLE IN 2001 AND THE FIRST NINE MONTHS OF 2002, WE DID INCUR A TOTAL OF $178.5 MILLION OF LOSS APPLICABLE TO COMMON SHAREHOLDERS SINCE 1997 AND THERE CAN BE NO ASSURANCE THAT OUR OPERATIONS WILL REMAIN PROFITABLE.

     Our net income improved in 2001 and in the first nine months of 2002 as a result, in large part, of increased gold production, lower silver and gold production costs, lower interest expense, a gain on the sale of our subsidiary, Kentucky-Tennessee Clay Company and, recently, increased gold prices. Prior to 2001, we incurred net losses from operations for each of the prior ten years. Many of the factors affecting our operating results are beyond our control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, global or regional demand, speculation, and sales by central banks and other holders and producers of gold and silver in response to these factors, and we cannot foresee whether our operations will continue to generate sufficient revenue for us to be profitable. While silver and gold prices improved in the first nine months of 2002 over average prices in 2001, there can be no assurance such prices will continue at or above such levels.

OUR PREFERRED STOCK HAS A LIQUIDATION PREFERENCE OF $50 PER SHARE, OR $37.7 MILLION, PLUS DIVIDENDS IN ARREARS OF APPROXIMATELY $6.6 MILLION.

     This means that if we were liquidated as of January 2, 2003, holders of our Series B preferred stock would be entitled to receive approximately $44.3 million from any liquidation proceeds before holders of our common stock would be entitled to receive any proceeds.

WE ARE CURRENTLY INVOLVED IN ONGOING LITIGATION WHICH MAY ADVERSELY AFFECT US.

     There are several ongoing lawsuits in which we are involved. If any of these cases results in a substantial monetary judgment against us or is resolved on unfavorable terms, our results of operations, financial condition and cash flows could be materially adversely affected. For example, we may ultimately incur environmental remediation costs substantially in excess of the amounts we have accrued and the plaintiffs in environmental proceedings may be awarded substantial damages (which costs and damages we may not be able to recover from our insurers). See "Business -- Legal Proceedings."

OUR EARNINGS MAY BE AFFECTED BY METALS PRICE VOLATILITY.

     The majority of our revenues is derived from the sale of silver, gold, lead and zinc and, as a result, our earnings are directly related to the prices of these metals. Silver, gold, lead and zinc prices fluctuate widely and are affected by numerous factors including:

     o    expectations for inflation;

     o    speculative activities;

     o    relative exchange rate of the U.S. dollar;

     o    global and regional demand and production;

     o    political and economic conditions; and

     o    production costs in major producing regions.

     These factors are beyond our control and are impossible for us to predict. If the market prices for these metals fall below our costs to produce them for a sustained period of time, we will experience additional losses and may have to discontinue development or mining at one or more of our properties.

     In the past, we have used limited hedging techniques to reduce our exposure to price volatility, but we may not be able to do so in the future. See "-- Our hedging activities could expose us to losses."

     The following table sets forth the average daily closing prices of the following metals for 1980, 1985, 1990, 1995, 1997 and each year thereafter through 2002.




                                   1980         1985         1990         1995
                               ------------ ------------ ------------ ------------
Gold(1) (per oz.) ............  $  612.56    $  317.26    $  383.46    $  384.16
Silver(2) (per oz.) ..........      20.63         6.14         4.82         5.19
Lead(3) (per lb.) ............       0.41         0.18         0.37         0.29
Zinc(4) (per lb.) ............       0.34         0.36         0.69         0.47



                                   1997         1998         1999         2000         2001         2002
                               ------------ ------------ ------------ ------------ ------------ ------------
Gold(1) (per oz.) ............  $  331.10    $  294.16    $  278.77    $  279.03    $  271.00    $  309.97
Silver(2) (per oz.) ..........       4.90         5.53         5.25         5.00         4.39         4.63
Lead(3) (per lb.) ............       0.28         0.24         0.23         0.21         0.22         0.21
Zinc(4) (per lb.) ............       0.60         0.46         0.49         0.51         0.40         0.35

----------

(1)   London Final

(2)   Handy & Harman

(3)   London Metals Exchange -- Cash

(4)   London Metals Exchange -- Special High Grade -- Cash

     On January 2, 2003, the closing prices for gold, silver, lead and zinc were $343.80 per ounce, $4.80 per ounce, $0.19 per ounce and $0.34 per ounce.

THE VOLATILITY OF METALS PRICES MAY ADVERSELY AFFECT OUR DEVELOPMENT AND EXPLORATION EFFORTS.

     Our ability to produce silver and gold in the future is dependent upon our exploration efforts, and our ability to develop new ore reserves. If prices for these metals decline, it may not be economically feasible for us to continue our development of a project or to continue commercial production at some of our properties.

OUR DEVELOPMENT OF NEW ORE BODIES MAY COST MORE AND PROVIDE LESS RETURN THAN WE ESTIMATED.

     Our ability to sustain or increase our current level of production of metals partly depends on our ability to develop new ore bodies and/or expand existing mining operations. Before we can begin a development project, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

     o    reserves;

     o    expected recovery rates of metals from the ore;

     o    facility and equipment costs;

     o    capital and operating costs of a development project;

     o    future metals prices;

     o    comparable facility and equipment costs; and

     o    anticipated climate conditions.

     Development projects may have no operating history upon which to base these estimates, and these estimates are based in large part on our interpretation of geological data, a limited number of drill holes, and other sampling techniques. As a result, actual cash operating costs and returns from a development project may differ substantially from our estimates as a result of which it may not be economically feasible to continue with a development project.


OUR ORE RESERVE ESTIMATES MAY BE IMPRECISE.

     Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. Reserves are estimates made by our technical personnel and no assurance can be given that the estimate of the amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimation is an interpretive process based upon available data. Our reserve estimates for properties that have not yet started may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices. The economic value of ore reserves may be adversely affected by:

     o    declines in the market price of the various metals we mine;

     o    increased production or capital costs; or

     o    reduced recovery rates.

     Short-term operating factors relating to our ore reserves, such as the need to sequentially develop ore bodies and the processing of new or different ore grades, may adversely affect our profitability. We use forward sales contracts and other hedging techniques to partially offset the effects of a drop in the market prices of the metals we mine. However, if the price of metals that we produce declines substantially below the levels used to calculate reserves for an extended period, we could experience:

     o    delays in new project development;

     o    increased net losses;

     o    reduced cash flow;

     o    reductions in reserves; and

     o    possible write-down of asset values.

OUR AVAILABLE CASH AND CASH FLOWS MAY BE INADEQUATE TO FUND EXPANSION PROJECTS.


     Based upon our estimate of metals prices and metals production for 2002, we currently believe that our cash on hand, operating cash flows, amounts available under current credit facilities, proceeds from potential asset sales, and/or future debt or equity security issuances will be adequate to fund our:

     o    anticipated minimum capital expenditure requirements;

     o    idle property expenditures;

     o    debt service; and

     o    exploration expenditures.

     Cash flows from operations, however, could be significantly impacted if the market price of silver, gold, lead and zinc fluctuate. In the event that cash balances decline to a level that cannot support our operations, our management will defer certain planned capital and exploration expenditures as needed to conserve cash for operations. If our plans are not successful, operations and liquidity may be adversely affected.

OUR MINERAL EXPLORATION EFFORTS MAY NOT BE SUCCESSFUL.

     We must continually replace ore reserves depleted by production. Our ability to expand or replace depleted ore reserves depends on the success of our exploration program. Mineral exploration, particularly for silver and gold, is highly speculative. It involves many risks and is often nonproductive. Even if we find a valuable deposit of minerals, it may be several years before production is possible.

During that time, it may become economically unfeasible to produce those minerals. Establishing ore reserves requires us to make substantial capital expenditures and, in the case of new properties, to construct mining and processing facilities. As a result of these costs and uncertainties, we may not be able to expand or replace our existing ore reserves as they are depleted by current production.

OUR JOINT DEVELOPMENT AND OPERATING ARRANGEMENTS MAY NOT BE SUCCESSFUL.

     We often enter into joint venture arrangements in order to share the risks and costs of developing and operating properties. For instance, our Greens Creek mine is operated through a joint venture arrangement. In a typical joint venture arrangement, we own a percentage of the assets in the joint venture. Under the agreement governing the joint venture relationship, each party is entitled to indemnification from each other party and is only liable for the liabilities of the joint venture in proportion to its interest in the joint venture. However, if a party fails to perform its obligations under the joint venture agreement, we could incur losses in excess of our pro-rata share of the joint venture. In the event any party so defaults, the joint venture agreement provides certain rights and remedies to the remaining participants, including the right to sell the defaulting party's percentage interest and use the proceeds to satisfy the defaulting party's obligations. We currently believe that our joint venture partners will meet their obligations.

WE FACE STRONG COMPETITION FROM OTHER MINING COMPANIES FOR THE ACQUISITION OF NEW PROPERTIES.

     Mines have limited lives and as a result, we continually seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of whom have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

THE TITLES TO SOME OF OUR PROPERTIES MAY BE DEFECTIVE.

     Unpatented mining claims constitute a significant portion of our undeveloped property holdings. The validity of these unpatented mining claims is often uncertain and may be contested. In accordance with mining industry practice, we do not generally obtain title opinions until we decide to develop a property. Therefore, while we have attempted to acquire satisfactory title to our undeveloped properties, some titles may be defective.

     In Mexico a claim has been made, in one court, as to the validity of the ownership of the Velardena mill and, in another court, the validity of a lien that predates acquisition of the mill by our subsidiary. There is no assurance that we will win this litigation. Losing the litigation could result in an interruption of production or even the loss of the mill.

OUR OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS AND HAZARDS ASSOCIATED WITH THE MINING INDUSTRY.

     Our business is subject to a number of risks and hazards including:

     o    environmental hazards;

     o    political and country risks;

     o    industrial accidents;

     o    labor disputes;

     o    unusual or unexpected geologic formations;

     o    cave-ins;

     o    explosive rock failures; and

     o flooding and periodic interruptions due to inclement or hazardous weather conditions.

     Such risks could result in:

     o damage to or destruction of mineral properties or producing facilities;

     o    personal injury;

     o    environmental damage;

     o    delays in mining;

     o    monetary losses; and

     o    legal liability.

     For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain this insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally either unavailable or too expensive for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend operations or enter into other interim compliance measures.

OUR FOREIGN OPERATIONS, INCLUDING OUR OPERATIONS IN VENEZUELA, ARE SUBJECT TO ADDITIONAL INHERENT RISKS.

     We currently conduct mining operations in Mexico and Venezuela and have exploration projects in Mexico and South America. We anticipate that we will continue to conduct significant international operations in the future. Because we conduct operations internationally, we are subject to political and economic risks such as:

     o    the effects of local political and economic developments;

     o    exchange controls;

     o    currency fluctuations; and

     o taxation and laws or policies of foreign countries and the United States affecting trade, investment and taxation.

     Consequently, our exploration, development and production activities outside of the United States may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations.

     Venezuela, the site of our La Camorra mine, is currently experiencing political unrest in the form of marches and demands that the current president hold a referendum to determine whether to remove him from office. The political unrest in Venezuela has led to a shut down of much of the country's economy and a significant reduction of imports into the country. Although we continue to operate our La Camorra mine and exploration projects without significant impact from the current political unrest, the continued limitation on fuel supplies and other imports could require us to either curtail or halt our mining operations and exploration activities.

OUR OPERATIONS ARE SUBJECT TO CURRENCY FLUCTUATIONS.

     Currency fluctuations may affect the cash flow which we will realize from our operations since our products are sold in world markets in United States dollars. Although we have hedging programs in place to reduce certain risks associated with foreign exchange exposure, there can be no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect our financial performance and results of operations.

WE ARE REQUIRED TO OBTAIN GOVERNMENTAL PERMITS IN ORDER TO CONDUCT MINING OPERATIONS.

     In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

WE FACE SUBSTANTIAL GOVERNMENTAL REGULATION AND ENVIRONMENTAL RISKS.

     Our business is subject to extensive federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. We have been, and are currently involved in lawsuits in which we have been accused of violating environmental laws, and we may be subject to similar lawsuits in the future. See "Business -- Legal Proceedings." New legislation and regulations may be adopted at any time that results in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties.

     We maintain reserves for costs associated with mine closure, reclamation of land and other environmental matters. At September 30, 2002, our reserves for these matters totaled $50.7 million. We anticipate that we will make expenditures relating to these reserves over the next five to ten years. Future expenditures related to closure, reclamation and environmental expenditures are difficult to estimate due to:

     o    the early stage of our investigation;

     o the uncertainties relating to the costs and remediation methods that will be required in specific situations;

     o    the possible participation of other potentially responsible parties;
          and

     o    changing environmental laws, regulations and interpretations.

     It is possible that, as new information becomes available, changes to our estimates of future closure, reclamation and environmental contingencies could materially adversely affect our future operating results.

     Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. We currently have in place such financial assurances in the form of surety bonds. As of September 30, 2002, we also had set aside as restricted investments approximately $6.4 million as collateral for these bonds. The amount of the financial assurances and the amount required to be set aside by us as collateral for these financial assurances are dependent upon a number of factors, including our financial condition, reclamation cost estimates, development of new projects, and the total dollar value of financial assurances in place. There can be no assurance that we will be able to maintain or add to our current level of financial assurances.

YOU MAY NOT BE ABLE TO SELL THE COMMON STOCK WHEN YOU WANT AND, IF YOU DO, YOU MAY NOT BE ABLE TO RECEIVE THE PRICE YOU WANT.

     Although our common stock has been actively traded on the New York Stock Exchange (NYSE), we cannot assure you that an active trading market for the common stock will continue or, if it does, at what prices the common stock may trade.

OUR HEDGING ACTIVITIES COULD EXPOSE US TO LOSSES.

     From time to time, we engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metals prices on our operating results. While these hedging activities may protect us against low metals prices, they may also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. We are also subject to posting margin if the margin free limit of $10.0 million in the aggregate for all our contracts is exceeded. As of September 30, 2002, our forward contract position had a negative value of $5.0 million. In addition, we may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.


OUR BUSINESS DEPENDS ON GOOD RELATIONS WITH OUR EMPLOYEES.

     Certain of our employees are represented by unions. At September 30, 2002, there were 63 hourly employees at the Lucky Friday mine. The United Steelworkers of America is the bargaining agent for the Lucky Friday hourly employees. The current labor agreement expires on June 16, 2003. At September 30, 2002, there were 103 hourly and 40 salaried employees at the San Sebastian mine. The National Mine and Mill Workers Union represents process plant hourly workers at San Sebastian. Under labor law, wage adjustments are negotiated annually and other contract terms every two years. The contract at San Sebastian is due for negotiation of wages in July 2003 and for wages and other terms in July 2004. At September 30, 2002, there were 349 hourly and 42 salaried employees at our La Camorra Gold mine, most of whom are represented by the Mine Workers Union. The contract with respect to La Camorra will expire in March 2004. We anticipate that we will be able to negotiate a satisfactory contract with each union, but there can be no assurance that this can be done without a disruption to production.

OUR STOCKHOLDER RIGHTS PLAN AND PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, OUR BY-LAWS, AND DELAWARE LAW COULD DELAY OR DETER TENDER OFFERS OR TAKEOVER ATTEMPTS THAT MAY OFFER YOU A PREMIUM FOR YOUR COMMON STOCK.

     Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to you. These impediments include:

     o the rights issued in connection with the stockholder rights plan that will substantially dilute the ownership of any person or group that acquires 15% or more of our outstanding common stock unless the rights are first redeemed by our board of directors, in its discretion. Furthermore, our board of directors may amend the terms of these rights, in its discretion, including an amendment to lower the acquisition threshold to any amount greater than 10% of the outstanding common stock;

     o the classification of our board of directors into three classes serving staggered three-year terms;

     o the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

     o a requirement that special meetings of our board of directors may be called only by our chief executive officer or a majority of our board of directors;

     o a requirement that special meetings of stockholders may only be called pursuant to a resolution approved by a majority of our entire board of directors;

     o    a prohibition against action by written consent of our stockholders;

     o a requirement that our board members may only be removed for cause and by an affirmative vote of at least 80% of the outstanding voting stock;

     o a requirement that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders;

     o a prohibition against certain business combinations with an acquirer of 15% or more of our common stock for three years after such acquisition unless the stock acquisition or the business combination is approved by our board prior to the acquisition of the 15% interest, or after such acquisition our board and the holders of two-thirds of the other common stock approve the business combination; and

     o a requirement that prohibits us from entering into some business combinations with interested stockholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock.

     The existence of the stockholder rights plan and these provisions may deprive you of an opportunity to sell your stock at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock. For a description of our stockholder rights plan, see "Description of Common Stock -- Rights."


WE ARE DEPENDENT ON KEY PERSONNEL.

     We are currently dependent upon the ability and experience of our executive officers and there can be no assurance that we will be able to retain all of such officers. The loss of one or more of the officers could have a material adverse effect on our operations. On December 18, 2002, Arthur Brown announced that he would retire as Chief Executive Officer effective in May 2003. Subject to formal Board approval, we expect that he will be succeeded by Phillips Baker, currently our President. Mr. Brown will remain as Chairman of the Board. We also compete with other companies both within and outside the mining industry in connection with the recruiting and retention of qualified employees knowledgeable in mining operations.

                                 USE OF PROCEEDS


     The net proceeds to us from the sale of the common stock offered by us, after deducting expenses, including the Underwriters' commission, are estimated to be approximately $79.2 million. If the Underwriters' over allotment option is exercised in full, such estimated net proceeds will be $91.2 million. We intend to use the net proceeds to fund future exploration and development, working capital requirements, capital expenditures and for other general corporate purposes. Pending such applications, the net proceeds will be invested in short-term money market instruments. Although we regularly review acquisition opportunities, no contract, arrangement or understanding currently exists regarding any material acquisition. We will not receive any of the proceeds from the sale of common stock by the Selling Stockholders.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on the New York Stock Exchange under the symbol "HL." As of December 31, 2002, we had 8,584 common stockholders of record. Quarterly high and low stock prices, based on the New York Stock Exchange composite transactions, are shown below:


FISCAL YEAR                QUARTER               HIGH ($)     LOW ($)
-------------   -----------------------------   ----------   --------
  2003          First (to January 21, 2003)         5.86        4.53
  2002          First                               1.99        0.90
                Second                              5.90        1.90
                Third                               5.20        2.20
                Fourth                              5.45        2.96
  2001          First                               1.00        0.50
                Second                              1.70        0.66
                Third                               1.26        0.78
                Fourth                              1.27        0.77
  2000          First                               2.00        1.25
                Second                              1.50        1.00
                Third                               1.13        0.75
                Fourth                              0.94        0.50

     On January 21, 2003, the closing price of our common stock as reported on the New York Stock Exchange was $4.53 per share.

     We have not declared or paid any cash dividends on our capital stock or other securities for several years and do not anticipate paying any cash dividends in the foreseeable future. We are currently restricted from paying dividends on our common stock or repurchasing common stock until such time as we have paid the cumulative dividends on our Series B preferred stock. In addition, we have entered into loan documents that constrain our ability to pay dividends on our common stock or repurchase our common stock.

                             SELECTED FINANCIAL DATA
  (in thousands, except shares, per share data and shareholder/employee data)

     The following table sets forth selected historical consolidated financial data for us for each of the years ended December 31, 1997 through 2001, and is derived from our audited financial statements. The following table also sets forth selected historical consolidated financial data for the three months ended September 30, 2001 and 2002, and the nine months ended September 30, 2001 and 2002, and is derived from our unaudited consolidated financial statements. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to our financial statements, beginning on page F-1 of this prospectus.


                                          THREE MONTHS                   NINE MONTHS
                                       ENDED SEPTEMBER 30,           ENDED SEPTEMBER 30,
                                  ----------------------------- -----------------------------
                                       2002           2001           2002           2001
                                  -------------- -------------- -------------- --------------
Sales of products ...............  $     27,790   $     22,501   $     79,836   $     63,479
Income (loss) from
 continuing operations ..........  $      2,073   $     (2,037)  $      8,100   $     (6,935)
Income (loss) from
 discontinued
 operations(2) ..................  $       (540)  $       (419)  $     (1,326)  $     12,459
Net income (loss) ...............  $      1,533   $     (2,456)  $      6,774   $      5,524
Preferred stock dividends(3).....  $    (18,568)  $     (2,013)  $    (22,593)  $     (6,038)
Loss applicable to common
 shareholders(4) ................  $    (17,035)  $     (4,469)  $    (15,819)  $       (514)
Loss from continuing
 operations per common
 share ..........................  $      (0.19)  $      (0.06)  $      (0.18)  $      (0.19)
Basic and diluted loss per
 common share ...................  $      (0.20)  $      (0.06)  $      (0.20)  $      (0.01)
Total assets(5) .................  $    154,983   $    159,780   $    154,983   $    159,780
Noncurrent portion of
 debt(5) ........................  $      7,376   $     13,774   $      7,376   $     13,774
Cash dividends paid per
 common share ...................  $         --   $         --   $         --   $         --
Cash dividends paid per
 preferred share(4) .............  $         --   $         --   $         --   $         --
Common shares issued(5) .........    86,088,512     73,049,761     86,088,512     73,049,761
Shareholders of record ..........         8,673          9,014          8,673          9,014
Employees .......................           700            783            700            783



                                                           YEARS ENDED DECEMBER 31,
                                  --------------------------------------------------------------------------
                                       2001           2000          1999(1)         1998           1997
                                  -------------- -------------- -------------- -------------- --------------
Sales of products ...............  $     85,247   $     75,850   $     73,703   $     75,108   $     89,486
Income (loss) from
 continuing operations ..........  $     (9,582)  $    (84,847)  $    (43,391)  $     (4,674)  $     (3,741)
Income (loss) from
 discontinued
 operations(2) ..................  $     11,922   $      1,529   $      4,786   $      4,374   $      3,258
Net income (loss) ...............  $      2,340   $    (83,965)  $    (39,990)  $       (300)  $       (483)
Preferred stock dividends(3).....  $     (8,050)  $     (8,050)  $     (8,050)  $     (8,050)  $     (8,050)
Loss applicable to common
 shareholders(4) ................  $     (5,710)  $    (92,015)  $    (48,040)  $     (8,350)  $     (8,533)
Loss from continuing
 operations per common
 share ..........................  $      (0.25)  $      (1.39)  $      (0.83)  $      (0.23)  $      (0.22)
Basic and diluted loss per
 common share ...................  $      (0.08)  $      (1.38)  $      (0.77)  $      (0.15)  $      (0.16)
Total assets(5) .................  $    153,116   $    194,836   $    268,357   $    252,062   $    250,668
Noncurrent portion of
 debt(5) ........................  $     11,948   $     10,041   $     55,095   $     42,923   $     22,136
Cash dividends paid per
 common share ...................  $         --   $         --   $         --   $         --   $         --
Cash dividends paid per
 preferred share(4) .............  $         --   $       1.75   $       3.50   $       3.50   $       3.50
Common shares issued(5) .........    73,068,796     66,859,752     66,844,575     55,166,728     55,156,324
Shareholders of record ..........         8,926          9,273          9,714         10,162         10,636
Employees .......................           701          1,195          1,277          1,184          1,202

----------
(1) On January 1, 1999, we changed our method of accounting for start-up costs in accordance with Statement of Position 98-5 "Reporting on the Costs of Start-up Activities." The impact of this change in accounting principle related to unamortized start-up costs associated with our 29.7331% interest in the Greens Creek Mine and resulted in a $1.4 million charge for the year ended December 31, 1999.

(2) In November 2000, our board of directors decided to sell Kentucky-Tennessee Clay Company, K-T Feldspar Corporation, K-T Clay de Mexico and certain other minor inactive minerals companies, which represented the major remaining portion of our industrial minerals segment. Accordingly, the industrial minerals segment has been recorded as a discontinued operation as of and for each of the periods ended presented above. As of September 30, 2002 and 2001, and as of December 31, 2001 and 2000, only, the balance sheets have been reclassified to reflect the net assets of the industrial minerals segment as a discontinued operation.

(3) As of September 30, 2002, we have not declared or paid $5.9 million of Series B preferred stock dividends. However, since the dividends are cumulative, they continue to be reported in determining the income (loss) applicable to common stockholders, but are excluded in the amount reported as cash dividends paid per preferred share. We completed an offer to acquire all of our currently outstanding Series B preferred stock in exchange for newly issued shares of our common stock on July 25, 2002. A total of 1,546,598 shares, or 67.2%, of the total number of Series B preferred shares outstanding were validly tendered and exchanged into 10,826,186 shares of our common stock. During the third quarter of 2002, we incurred a non-cash dividend of approximately $17.6 million related to the completed exchange offering. The $17.6 million dividend represents the difference between the value of the common stock issued in the exchange offer and the value of the shares that were issuable under the stated conversion terms of the Series B preferred stock. The non-cash dividend had no impact on our total shareholders' equity as the offset was an increase in common stock and surplus. As a result of the completed exchange offering, the total of cumulative preferred dividends is anticipated to be $23.4 million for the year ending December 31, 2002. In 2003, the $8.0 million annual cumulative preferred dividends that have historically been included in income (loss) applicable to common shareholders will be reduced to approximately $2.6 million. The completed exchange offering also eliminated $10.9 million of previously undeclared and unpaid preferred stock dividends.

(4) After recognizing a $1.3 million loss from discontinued operations and $22.6 million in preferred stock dividends, our loss applicable to common stockholders for the nine months ended September 30, 2002 was approximately $15.8 million, compared to a loss of $0.5 million in the same period in 2001, after recognizing $12.5 million in income from discontinued operations, due to a gain of $12.7 million on the sale of the majority of our industrial minerals assets and $6.0 million in preferred stock dividends.

(5) Total assets, noncurrent portion of debt and common shares issued at September 30, 2002 on an "as adjusted" basis to reflect the effects of the estimated net proceeds from the offering by us of 20 million shares of common stock are $234.2 million, $7.4 million and 106,088,512, respectively.

                          SUPPLEMENTARY FINANCIAL DATA
                       (in thousands, except share data)


     The following table sets forth supplementary financial data for us for the first, second and third quarters of 2002 and each quarter of the years ended December 31, 2000 through 2001, derived from unaudited consolidated financial statements. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to our financial statements, beginning on page F-1 of this prospectus.

                                                      FIRST       SECOND        THIRD          FOURTH
                                                     QUARTER      QUARTER      QUARTER        QUARTER            TOTAL
                                                  ------------ ------------ ------------- --------------- ------------------
2002
Sales of products(1) ............................   $ 23,383    $  28,663     $  27,790              (2)     $   79,836 (3)
Gross profit(1) .................................   $  3,734    $   7,857     $   6,414              (2)     $   18,005 (3)
Net income ......................................   $    486    $   4,755     $   1,533              (2)     $    6,774 (3)
Preferred stock dividends .......................   $ (2,012)   $  (2,013)    $ (18,568)             (2)     $  (22,593)(3)
Income (loss) applicable to common
 shareholders ...................................   $ (1,526)   $   2,742     $ (17,035)             (2)     $  (15,819)(3)
Basic and diluted income ........................
(loss) per common share .........................   $  (0.02)   $    0.04     $   (0.20)             (2)     $     (.20)(3)
2001
Sales of products(1) ............................   $ 16,417    $  24,561     $  22,501      $ 21,768        $   85,247
Gross profit(1) .................................   $    852    $   2,358     $     270      $  1,239        $    4,719
Net income (loss) ...............................   $  9,535    $  (1,555)    $  (2,456)     $ (3,184)       $    2,340
Preferred stock dividends .......................   $ (2,012)   $  (2,013)    $  (2,013)     $ (2,012)       $   (8,050)
Income (loss) applicable to common
 shareholders ...................................   $  7,523    $  (3,568)    $  (4,469)     $ (5,196)       $   (5,710)
Basic and diluted income ........................
(loss) per common share .........................   $   0.11    $   (0.06)    $   (0.06)     $  (0.07)       $    (0.08)
2000
Sales of products(1) ............................   $ 17,628    $  21,005     $  20,044      $ 17,173        $   75,850
Gross loss(1) ...................................   $ (1,145)   $  (1,252)    $     (82)     $ (2,850)       $   (5,329)
Net loss ........................................   $ (7,319)   $ (16,712)    $  (3,622)     $(56,312)       $  (83,965)
Preferred stock dividends .......................   $ (2,012)   $  (2,013)    $  (2,013)     $ (2,012)       $   (8,050)
Loss applicable to common shareholders ..........   $ (9,331)   $ (18,725)    $  (5,635)     $(58,324)       $  (92,015)
Basic and diluted loss per common share .........   $  (0.14)   $   (0.28)    $   (0.08)     $  (0.87)       $    (1.38)

----------

(1) In November 2000, we decided to sell our industrial minerals operations. As such, the industrial minerals segment is accounted for as a discontinued operation, and the above amounts reflect the accounting treatment of the industrial minerals segment as a discontinued operation.

(2)   Not available as of the date of this prospectus.

(3)   For the first three quarters.

                                 CAPITALIZATION


     The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2002:

     o    on an actual basis; and

     o on an as adjusted basis to give effect to the sale by us of 20 million shares of common stock after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

     This table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, notes thereto and other financial information included elsewhere in this prospectus.


                                                                                 AS OF SEPTEMBER 30, 2002
                                                                             ---------------------------------
                                                                                  ACTUAL         AS ADJUSTED
                                                                             ---------------   ---------------
                                                                                  (DOLLARS IN THOUSANDS,
                                                                                  EXCEPT PER SHARE DATA)
Cash and cash equivalents ................................................     $  17,795         $  97,045
                                                                               =========         =========
Long term debt (including current amount portion) ........................        13,792            13,792
Stockholders' equity:
 Preferred stock, $0.25 par value; actual and as adjusted -- 5,000,000
   shares authorized, 753,402 shares issued and outstanding ..............           188               188
 Common stock, $0.25 par value; actual and as adjusted --
   200,000,000 shares authorized, 86,080,238 shares issued and outstanding, net of treasury stock (actual) 106,080,238 shares
   issued and outstanding, net of treasury stock, (as adjusted)(1) .......        21,522            26,522
 Capital surplus .........................................................       403,823           478,073
 Accumulated deficit .....................................................      (357,409)         (357,409)
 Accumulated other comprehensive income (loss) ...........................           (24)              (24)
 Less stock held by grantor trust ........................................          (132)             (132)
 Less stock held as unearned compensation ................................              (6)               (6)
 Less treasury stock, at cost ............................................          (118)             (118)
                                                                               -----------       -----------
 Total stockholders' equity ..............................................        67,844           147,094
                                                                               -----------       -----------
 Total capitalization ....................................................     $  81,636         $ 160,886
                                                                               ===========       ===========

----------
(1) Excludes 2,817,335 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.97 per share and 2,000,000 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $3.73 per share and the conversion of the Company's preferred stock, which were convertible into 2,422,489 shares of common stock at September 30, 2002. An additional 2,203,581 shares of common stock are reserved for issuance under the Company's stock option plans.

                                    DILUTION


     Our net tangible book value at September 30, 2002 was approximately $31.4 million, or approximately $0.36 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and less preferred stock, divided by the number of shares of common stock outstanding before giving effect to the sale of the shares of our common stock in the offering. See "Capitalization." After giving effect to the sale of the 20 million shares of common stock in the offering, after deducting the underwriting discount and commissions and other estimated expenses of the offering, our net tangible book value as of September 30, 2002 would have been $1.04 per share. This represents an immediate increase in net tangible book value per share of $0.68 to existing stockholders and immediate dilution in net tangible book value of $3.21 per share to new investors purchasing our common stock in the offering at the public offering price. The following table illustrates the per share dilution without over allotment options:

       Public offering price per share ..............................                  $ 4.25
       Net tangible book value per share as of
        September 30, 2002 ..........................................   $ 0.36
       Increase per share attributable to new investors .............   $ 0.68
                                                                        ------
       Net tangible book value per share after the offering .........                  $ 1.04
                                                                                       ------
       Dilution per share to new investors ..........................                  $ 3.21
                                                                                       ======

     Dilution per share to new investors is determined by subtracting net tangible book value per share after the offering from the public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or the underwriters' overallotment options, you will experience further dilution.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

INTRODUCTION

     We are involved in the exploration, development, mining and processing of silver, gold, lead and zinc. Our silver and gold segment revenues and our profitability are strongly influenced by world prices of silver, gold, lead and zinc, which fluctuate widely and are affected by numerous factors beyond our control, including inflation and worldwide forces of supply and demand for precious and base metals. The aggregate effect of these factors is not possible to accurately predict. During 2000, in furtherance of our determination to focus our operations on silver and gold mining and to raise cash to reduce debt and provide working capital, our board of directors made the decision to sell our industrial minerals segment. The sale of our industrial minerals assets has allowed our management to focus on our precious metals operations and exploration for new precious metals properties and reserves as well as providing us with a portion of the working capital for these activities. On March 27, 2001, we completed a sale of the Kentucky-Tennessee Clay Company, K-T Feldspar Corporation, K-T Clay de Mexico and certain other minor inactive industrial minerals companies (collectively the K-T Group). On March 4, 2002, we completed a sale of the pet operations of the Colorado Aggregate division (CAC) of MWCA, one of our wholly owned subsidiaries. We continue to pursue a sale of the remaining assets of MWCA, although there can be no assurance that a sale will be completed. As a result of our decision in November 2000 to sell the businesses comprising our industrial minerals segment, it is accounted for as a discontinued operation.


PRODUCTION

     During the quarter and nine months ended September 30, 2002, we produced approximately 65,000 and 187,000 ounces of gold compared to approximately 52,000 and 138,000 ounces in the quarter and nine months ended September 30, 2001. The increases in gold production are principally due to increased mill throughput at the La Camorra Mine and increased production levels at the San Sebastian Mine where production commenced in May 2001. The following table displays the actual gold production (in thousands of ounces) by operation for the three months ended September 30, 2002 and 2001, actual gold production for the nine months ended September 30, 2002 and 2001, projected gold production for the year ending December 31, 2002, and actual gold production for the year ended December 31, 2001:




                                          ACTUAL                              ACTUAL
                                       THREE MONTHS                         NINE MONTHS
                                           ENDED                               ENDED                  PROJECTED      ACTUAL
                             ---------------------------------   ---------------------------------   -----------   ---------
                              SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,      DEC. 31,     DEC. 31,
OPERATION                          2002              2001              2002              2001            2002         2001
--------------------------   ---------------   ---------------   ---------------   ---------------   -----------   ---------
La Camorra ...............          48                40               134               108             167          152
Greens Creek(1) ..........           7                 6                23                20              31           26
San Sebastian(2) .........          10                 5                30                10              41           16
Other ....................          --                 1                --                --              --            1
                                   ---               ---               ---               ---             ---          ---
Totals ...................          65                52               187               138             239          195
                                   ===               ===               ===               ===             ===          ===

----------
(1)   Reflects our portion.

(2)   Production commenced in May 2001 at the San Sebastian mine.

     In the quarter and nine months ended September 30, 2002, we produced approximately 2.1 and 6.4 million ounces of silver compared to approximately 1.8 and 5.9 million ounces in the quarter and nine months ended September 30, 2001. The increases in silver production are principally due to increased production levels at the San Sebastian Mine where production commenced in May 2001, partially offset by a decrease in production at the Lucky Friday Mine where production levels were reduced in October 2001. The following table displays the actual silver production (in thousands of ounces) by operation for the three months ended September 30, 2002 and 2001, actual silver production for the nine months ended September 30, 2002 and 2001, projected silver production for the year ending December 31, 2002, and actual silver production for the year ended December 31, 2001:


                                       ACTUAL                              ACTUAL
                                    THREE MONTHS                         NINE MONTHS
                                        ENDED                               ENDED                  PROJECTED      ACTUAL
                          ---------------------------------   ---------------------------------   -----------   ---------
                           SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,      DEC. 31,     DEC. 31,
OPERATION                       2002              2001              2002              2001            2002         2001
-----------------------   ---------------   ---------------   ---------------   ---------------   -----------   ---------
Lucky Friday ..........          429               766            1,436             2,856            2,004        3,224
Greens Creek ..........          827               768            2,515             2,494            3,244        3,260
San Sebastian .........          823               265            2,472               547            3,389          950
                               -----             -----            -----             -----            -----        -----
Totals ................        2,079             1,799            6,423             5,897            8,637        7,434
                               =====             =====            =====             =====            =====        =====

     During 2001, we produced approximately 195,000 ounces of gold compared to approximately 146,000 ounces in 2000. The following table displays the actual gold production (in thousands of ounces) by operation for the years ended December 31, 2001, 2000 and 1999:




                                   ACTUAL     ACTUAL     ACTUAL
                                  DEC. 31,   DEC. 31,   DEC. 31,
OPERATION                           2001       2000       1999
-------------------------------- ---------- ---------- ---------
   La Camorra(1) ...............     152         93        17
   Greens Creek(2) .............      26         25        24
   San Sebastian(3) ............      16         --        --
   Rosebud(2)(4) ...............      --         24        56
   Other sources(2)(5) .........       1          4        13
                                     ---         --        --
   Totals ......................     195        146       110
                                     ===        ===       ===

----------
(1) Production commenced under our ownership in October 1999 at the La Camorra mine.

(2)   Reflects our portion.

(3)   Production commenced in May 2001 at the San Sebastian mine.

(4)   The Rosebud mine completed operations in the third quarter of 2000.

(5)   Includes production from La Choya and other sources.


     In 2001, we produced approximately 7.4 million ounces of silver compared to approximately 8.0 million ounces in 2000. The following table displays the actual silver production (in thousands of ounces) by operation for the years ended December 31, 2001, 2000 and 1999:


                               ACTUAL       ACTUAL       ACTUAL
                              DEC. 31,     DEC. 31,     DEC. 31,
OPERATION                       2001         2000         1999
--------------------------   ----------   ----------   ---------
   Lucky Friday ..........      3,224        5,012       4,441
   Greens Creek ..........      3,260        2,754       3,051
   San Sebastian .........        950           --          --
   Other sources .........         --          233         125
                                -----        -----       -----
   Totals ................      7,434        7,999       7,617
                                =====        =====       =====

     In 2000, we shipped approximately 1,078,000 tons of product from the K-T Group, which included ball clay, kaolin and feldspar, as well as approximately 61,000 tons of specialty aggregates from CAC and 130,000 cubic yards of landscape material from the Mountain West Products division (MWP) of

MWCA. In 2001, we shipped approximately 261,000 tons from the industrial minerals group, including 20,000 tons from CAC. On March 27, 2001, we completed a sale of the K-T Group for $62.5 million subject to customary post-closing adjustments. We recorded a gain on the sale of the K-T Group of $12.7 million. The proceeds were used to repay a term loan facility of $55.0 million and to repay amounts outstanding under a $2.0 million revolving bank agreement. The remaining net proceeds were available for general corporate purposes. On March 4, 2002, we completed a sale of the pet operations of CAC for approximately $1.6 million in cash. We continue to pursue a sale of the remaining assets of MWCA, although there can be no assurance that a sale will be completed. During 2000, we sold substantially all of the assets of MWP and the landscape operations of CAC.

     On April 30, 2001, our wholly owned subsidiary, Minera Hecla, S.A. de C.V. (Minera Hecla) acquired a processing mill at Velardena, Mexico, to process ore to be mined from the San Sebastian project on the Saladillo mining concessions located near Durango, Mexico. The purchase price of $7.4 million was financed by a credit facility between Minera Hecla and the lender. The credit facility is nonrecourse to us. Ore mined from the San Sebastian project is trucked approximately 120 kilometers to the processing mill. The mill has a rated capacity of 500 tonnes per day and produces a silver/gold precipitate which is sold to a precious metals refiner. Milling operations commenced in early May 2001 and production from San Sebastian during 2001 was approximately 1.0 million ounces of silver and 16,000 ounces of gold.

     On July 17, 2001, we announced that we would reduce operations at our Lucky Friday silver mine, effective October 2001, due to continued low silver and lead prices. Production totaled approximately 3.2 million ounces of silver in 2001, and will be reduced to approximately 2.0 million ounces in 2002. Production can be increased if and when silver and lead prices increase. Primary development at the mine will be suspended and mining will take place in only currently developed areas. We estimate that with minimal additional development the mine can sustain the lower production levels through 2004. We currently anticipate that reduced operations will continue as long as the cost of operating is less than the cost of care and maintenance.


RESULTS OF OPERATIONS

     In this section, we refer to a number of our properties by name. You can find additional information on these properties under "Business."


 THREE MONTHS AND NINE MONTHS ENDING SEPTEMBER 30, 2002 COMPARED TO THE SAME PERIOD IN 2001

     We recorded net income, before preferred stock dividends, of approximately $6.8 million ($0.09 per common share) and $5.5 million ($0.08 per common share) in the first nine months of 2002 and 2001, respectively. Before preferred stock dividends, we recorded net income of approximately $1.5 million ($0.02 per common share) in the third quarter of 2002 compared to a net loss of approximately $2.5 million ($0.03 per common share) in the third quarter of 2001. Net income increased during the first nine months of 2002 as compared to the 2001 period principally due to a 36% increase in gold production, a 9% increase in silver production, reduced operating costs and increased gold and silver prices, partially offset by a gain of $12.7 million from the sale of the majority of our industrial minerals segment in March 2001. Net income increased during the third quarter ended September 30, 2002 as compared to the same period in 2001 principally due to a 26% increase in gold production, a 16% increase in silver production, reduced operating costs and increased gold and silver prices.

     On March 27, 2001, we completed a sale of the Kentucky-Tennessee Clay Company, Kentucky-Tennessee Feldspar Corporation, Kentucky-Tennessee Clay de Mexico and certain other minor inactive industrial minerals companies (collectively the K-T Group) and recorded a gain of $12.7 million in the first nine months of 2001. On March 4, 2002, we completed a sale of the pet operations of Colorado Aggregate division (CAC) of MWCA, our wholly owned subsidiary for $1.6 million in cash. The sale of the pet operations did not result in a gain or loss. We continue to pursue a sale of the remaining assets of MWCA, although there can be no assurance that a sale will be completed.

     Our net income for each of the nine months ended September 30, 2002 and 2001, includes a loss from discontinued operations of approximately $1.3 million ($0.02 per common share) in the first nine months of 2002 and income of approximately $12.5 million ($0.18 per common share) in the same period in 2001. The income from discontinued operations in 2001 is principally due to a gain of $12.7 million recognized on the sale of the majority of our industrial minerals segment in March 2001. We recorded a loss from discontinued operations of approximately $0.5 million and $0.4 million in the third quarters of 2002 and 2001, respectively.

     We recorded losses applicable to common shareholders of approximately $15.8 million ($0.20 per common share) and $0.5 million ($0.01 per common share) in the first nine months of 2002 and 2001, respectively, and approximately $17.0 million ($0.20 per common share) and $4.5 million ($0.06 per common share) in the third quarters of 2002 and 2001, respectively. Included in these losses applicable to common shareholders were preferred stock dividends of $22.6 million and $6.0 million for the first nine months of 2002 and 2001, respectively, and $18.6 million and $2.0 million in the third quarters of 2002 and 2001, respectively. The 2002 dividends include a noncash dividend of approximately $17.6 million related to a completed preferred stock exchange offering described below.

     We completed an offer to acquire all of our currently outstanding Series B preferred stock in exchange for newly issued shares of our common stock on July 25, 2002. A total of 1,546,598 shares, or 67.2%, of the total number of Series B preferred shares were validly tendered and exchanged, into 10,826,186 shares of our common stock. During the third quarter of 2002, we incurred a non-cash dividend of approximately $17.6 million related to the completed exchange offering. The $17.6 million dividend represents the difference between the value of the common stock issued in the exchange offer and the value of the shares that were issuable under the stated conversion terms of the Series B preferred stock. The non-cash dividend had no impact on our total shareholders' equity as the offset was an increase in common stock and surplus. As a result of the completed exchange offering, the total of cumulative preferred dividends is anticipated to be $23.4 million for the year ending December 31, 2002. In 2003, the $8.0 million annual cumulative preferred dividends that have historically been included in income (loss) applicable to common shareholders will be reduced to approximately $2.6 million. The completed exchange offering also eliminated $10.9 million of previously undeclared and unpaid preferred stock dividends.

     The following table compares the average metal prices for the three months and nine months ended September 30, 2002 with the comparable 2001 period:

                                              THREE MONTHS ENDED
                                                 SEPTEMBER 30,
                                            -----------------------
METAL                                          2002         2001        $ CHANGE       % CHANGE
-----------------------------------------   ----------   ----------   ------------   -----------
   Gold-Realized ($/oz.).................     $  305       $  283       $     22            8%
   Gold-London Final ($/oz.).............     $  314       $  274       $     40           15%
   Silver-Handy & Harman ($/oz.).........     $ 4.70       $ 4.28       $   0.42           10%
   Lead-LME Cash ($/pound)...............    $ 0.195      $ 0.213       $ (0.018)          (8)%
   Zinc-LME Cash ($/pound)...............    $ 0.347      $ 0.375       $ (0.028)          (7)%


                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                            -----------------------
METAL                                          2002         2001        $ CHANGE       % CHANGE
-----------------------------------------   ----------   ----------   ------------   -----------
   Gold-Realized ($/oz.).................     $  302       $  280       $     22            8%
   Gold-London Final ($/oz.).............     $  306       $  269       $     37           14%
   Silver-Handy & Harman ($/oz.).........     $ 4.65       $ 4.41       $   0.24            5%
   Lead-LME Cash ($/pound)...............    $ 0.208      $ 0.215       $ (0.007)          (3)%
   Zinc-LME Cash ($/pound)...............    $ 0.354      $ 0.420       $ (0.066)         (16)%

     Gold Operations

     Sales of product increased by $3.2 million and cost of sales and other direct production costs as a percentage of sales from products decreased to 35.5% during the third quarter of 2002 from 48.4% in the third quarter of 2001. Sales of product increased by $8.4 million and cost of sales and other direct production costs as a percentage of sales from products decreased to 38.4% in the first nine months of 2002 from 48.4% in the first nine months of 2001. The improvement to sales, as well as to cost of sales and other direct production costs as a percentage of sales, for the quarter and nine-month period are primarily due to increased mine equipment availability and improvements to the crushing, milling and adsorption capacities, allowing for increases in tons milled and gold ounces produced. Also contributing to the improvements were increases in the average market price of gold, which increased 15% and 14%, respectively, in the third quarter and nine months ended September 30, 2002, as compared to the same periods in 2001.

     During the first nine months of 2002, La Camorra has produced approximately 134,000 ounces of gold at a total cash cost of $130 per gold ounce, a 24% increase in gold production when compared to approximately 108,000 ounces at a total cash cost of $134 per gold ounce during the first nine months of 2001. Gold production at La Camorra is projected at approximately 167,000 ounces for the year ending December 31, 2002.


     Silver Operations

     For the quarter and nine months ended September 30, 2002, our silver operations reported a loss from operations of $0.1 million and income of $2.6 million, respectively, compared to losses from operations of $3.0 million and $5.3 million, respectively, for the quarter and nine months ended September 30, 2001. Sales of products increased by $2.1 million and cost of sales and other direct production costs as a percentage of sales from products decreased to 75.7% in the third quarter of 2002 from 100.0% in the third quarter of 2001. Sales of products increased by $8.0 million and costs of sales and other direct production costs as a percentage of sales from products decreased to 70.2% in the first nine months of 2002 from 89.7% in the first nine months of 2001.

     The consolidated improvements in the silver segment primarily are a result of reducing production from the higher cost Lucky Friday mine, increasing production from the lower cost San Sebastian mine and lower costs at the Greens Creek mine. Our silver production totaled 2.1 million and 6.4 million ounces, respectively, for the quarter and nine months ended September 30, 2002, as compared to 1.8 million and 5.9 million silver ounces, respectively, in the same periods in 2001. The average total cash cost decreased 41% and 36%, respectively, during the third quarter and nine months ended September 30, 2002, when compared to the same periods during 2001.

     For the quarter and nine months ended September 30, 2002, the San Sebastian mine, located in the State of Durango, Mexico, reported sales of $5.5 million and $17.6 million, compared to $2.1 million and $4.5 million in the same periods of 2001, as a result of the commencement of operations in May 2001. During the first nine months of 2002, San Sebastian has produced approximately 2.5 million ounces of silver at a low total cash cost of $1.29 per silver ounce. Silver and gold production at San Sebastian are estimated to be approximately 3.3 million ounces and 41,000 ounces, respectively, for the year ending December 31, 2002.

     The Greens Creek mine, a 29.73%-owned joint-venture arrangement with Kennecott Greens Creek Mining Company located on Admiralty Island, near Juneau, Alaska, reported sales of $6.5 million and $18.2 million for the quarter and nine months ended September 30, 2002, as compared to $5.9 million and $16.3 million during the same periods in 2001, primarily due to higher tonnage throughput resulting in higher concentrate tons produced and better recoveries in the gravity circuit, leading to improved lead/silver/gold distributions. Greens Creek's silver production remained approximately the same at 2.5 million ounces for the first nine months of 2002 and 2001, and production of gold ounces and lead and zinc tons increased by approximately 18%, 12% and 15%, respectively. The total cash cost per silver ounce decreased from $2.24 in the first nine months of 2001 to $1.76 in the first nine months of 2002. For the year ending December 31, 2002, production is forecasted to total approximately
3.2 million silver ounces, 30,000 ounces of gold and 8,100 and 29,600 tons of lead and zinc, respectively.

     The Lucky Friday mine, located in northern Idaho and a producing mine for us since 1958, reported sales of approximately $2.0 million and $6.9 million for the quarter and nine months ended September 30, 2002, as compared to $3.9 million and $13.9 million during the same periods in 2001 a reflection of the reduction to approximately 30% of historical production beginning October 2001, a decision made based on the decline of silver and lead prices.

     We estimate with minimal additional development the mine can sustain the lower production levels through 2004 and will continue as long as the cost of operating is less than putting the property on care and maintenance. For the third quarters of 2002 and 2001, the total cash cost per silver ounce was $5.50 and $5.59, respectively. The total cash cost per silver ounce decreased from $4.95 in the first nine months of 2001 to $4.65 in the first nine months of 2002. During the third quarter and the first nine months of 2002, approximately $0.2 million and $0.6 million, respectively, of costs were classified as care-and-maintenance costs and excluded from the determination of the costs per ounce at Lucky Friday. Including the care-and-maintenance costs, the total cash cost per ounce was $5.96 for the third quarter and $5.08 for the nine months ended September 30, 2002. For the year ending December 31, 2002, production is forecasted to total approximately 2.0 million silver ounces and 9,000 tons of lead, as compared with total actual production for the year ended December 31, 2001, of 3.2 million silver ounces and 21,000 tons of lead, respectively.

     Corporate Matters

     Interest expense decreased $1.9 million, or 58%, in the first nine months of 2002, compared to the first nine months of 2001, primarily the result of repayment of a $55.0 million term loan facility in March 2001. Interest expense decreased $0.2 million in the third quarter 2002 as compared to the third quarter of 2001.

     Miscellaneous expense decreased $0.7 million (44%) in the nine months ending September 30, 2002, compared to the same period in 2001, primarily due to a foreign exchange gain ($1.2 million) in 2002 due to the devaluation of the Venezuelan Bolivar, offset by accruals for tax offset bonuses on employee stock option plans ($0.4 million) and legal, consulting and accounting expenses regarding our preferred stock tender offer and various other corporate matters. Miscellaneous expense increased $0.3 million (41%), in the third quarter 2002 as compared to the same period in 2001 primarily due to a foreign exchange loss associated with the continued fluctuation of the Venezuelan Bolivar ($0.6 million) in 2002, partially offset by a quarter-on-quarter positive foreign exchange variance in Mexico ($0.2 million).

     Our provision for closed operations and environmental matters increased $0.3 million (120%) during the third quarter of 2002, compared with the third quarter of 2001, primarily due to a provision for future reclamation and other closure costs at various closed properties. Our provision for closed operations and environmental matters decreased $0.5 million (37%) in the first nine months of 2002, compared to the same period in 2001, primarily due to decreased expenditures relating to the Coeur d'Alene Basin litigation ($0.8 million), partly offset by the above mentioned adjustment for future reclamation and other closure costs ($0.3 million).

     Interest and other income decreased $1.1 million (74%) and $1.1 million (42%), in the quarter and nine months ending September 30, 2002, compared to the same periods in 2001, primarily due to decreased pension income ($0.5 million and $1.4 million, respectively) and gains recognized on the sale of assets during 2001 ($0.4 million and $0.4 million, respectively). Mark to market adjustments on our outstanding gold lease rate swap were lower during the third quarter of 2002 ($0.2 million), as compared to the third quarter of 2001, although for the nine months ended September 30, 2002, we reported an overall positive mark to market adjustment of $0.6 million when compared to the nine months ended September 30, 2001.

     Exploration expense increased $0.8 million (176%) and $1.2 million (71%), in the quarter and nine months ended September 30, 2002, compared to the same periods in 2001, primarily due to increased exploration expenditures in Venezuela ($0.3 million and $1.0 million, respectively) and Mexico ($0.5 million and $0.2 million, respectively).


 YEAR 2001 COMPARED TO YEAR 2000

     We recorded a loss from continuing operations, before preferred stock dividends, of approximately $9.6 million, or $0.14 per share, in 2001 compared to a loss from continuing operations, before an extraordinary charge and preferred stock dividends, of approximately $84.8 million, or $1.27 per share, in 2000. After recognizing $11.9 million in income from discontinued operations and $8.1 million (which has not been declared or paid) in dividends to holders of our Series B preferred stock, our loss applicable to common stockholders for 2001 was approximately $5.7 million, or $0.08 per share, compared to a loss of $92.0 million, or $1.38 per share, in 2000 after recognition of $1.5 million in income from discontinued operations, a $0.6 million extraordinary charge for the write-off of debt issuance costs related to extinguished debt, and $8.1 million (only $4.0 million of which was declared or paid) in dividends to holders of our Series B preferred stock. Although we did not declare the dividends for the year 2001 and the third and fourth quarters of 2000, because these dividends are cumulative, the effect of the undeclared dividends are reflected in the loss applicable to common stockholders.

     During 2000, adjustments to the carrying value of mining properties totaled $40.2 million, including an adjustment of $31.2 million to reduce the carrying value of the Lucky Friday mine property, plant and equipment. Additionally during 2000, we recorded adjustments of $4.4 million for properties, plants and equipment and supply inventory at the Rosebud mine and $4.7 million for previously capitalized development costs at the Noche Buena gold property. During 2001, there were no adjustments to the carrying value of mining properties.

     Our provision for closed operations and environmental matters decreased $18.7 million from $20.0 million in 2000 to $1.3 million in 2001. The reduction resulted principally from a decrease at the Grouse Creek mine and the Bunker Hill Superfund site of $17.8 million, primarily due to 2000 environmental and reclamation accruals for future environmental and reclamation expenditures.

     Sales of products increased by approximately $9.4 million, or 12%, from $75.8 million in 2000 to $85.2 million in 2001, primarily due to:

     o increased sales of $9.9 million from gold operations principally as a result of increased production at the La Camorra mine ($16.6 million), partly offset by the completion of mining activity at the Rosebud mine ($6.6 million) in the third quarter of 2000, and

     o decreased sales totaling approximately $0.5 million from silver operations primarily due to lower zinc and silver prices, lower production at the Lucky Friday mine ($7.4 million) and decreased hedging activities ($0.9 million) in the 2001 period. These factors are partly offset by increased sales at the San Sebastian mine, due to the commencement of operations in May 2001 ($7.8 million).

     The following table compares the average metal prices for the years ended December 31, 2001 and 2000:

METAL                                           2001        2000       $ CHANGE       % CHANGE
------------------------------------------   ---------   ---------   ------------   ------------
   Gold-Realized ($/oz.)..................    $   280      $  284       $   (4)          (1)%
   Gold-London Final ($/oz.)..............        272         279           (7)          (3)
   Silver-Handy & Harman ($/oz.)..........       4.36        5.00        (0.64)         (13)
   Led-LME Cash ($/pound).................      0.216       0.206        0.010            5
   Zinc-LME Cash ($/pound)................      0.402       0.512       (0.110)         (21)

     Cost of sales and other direct production costs decreased approximately $3.0 million, or 5%, from $63.1 million in 2000 to $60.1 million in 2001, primarily due to:

     o decreased cost of sales at the Rosebud mine ($7.5 million) due to the completion of mining activity in the third quarter of 2000,

     o decreased cost of sales at the Lucky Friday mine ($5.3 million) resulting from decreased production of silver and lead,

     o increased cost of sales at the San Sebastian mine ($6.2 million) due to the commencement of operations in May 2001, and

    o increased cost of sales from the La Camorra and Greens Creek mines ($3.0 million and $1.1 million) due to increased production.

     Cost of sales and other direct production costs as a percentage of sales decreased from 83.2% in 2000 to 70.4% in 2001. The change was due to increased margins from gold operations resulting from increased production, increased gold ore grade and better efficiencies at the La Camorra mine, decreased production and sales at the Rosebud mine due to the completion of mining activity in 2000, partly offset by lower hedging revenues and lower margins from the silver segment due to lower silver and zinc prices.

     Depreciation, depletion and amortization increased $2.4 million, or 13%, from $18.1 million in 2000 to $20.5 million in 2001, principally due to:

     o increased depreciation from the La Camorra mine due to increased production ($4.7 million),

     o increased depreciation at the San Sebastian mine ($1.0 million), due to the commencement of operations in May 2001,

     o decreased depreciation at the Lucky Friday mine ($1.6 million), due to the write-down of assets in December 2000, and

     o decreased depreciation at the Rosebud mine ($2.0 million), due to the completion of mining activity in the third quarter of 2000.

     Exploration expense decreased $4.2 million, or 66%, from $6.3 million in 2000 to $2.1 million in 2001. This decrease is principally due to reduced exploration activity in Mexico ($1.4 million), decreased expenditures at the Rosebud mine ($1.3 million), due to completion of operations in the third quarter of 2000, and decreased expenditures at La Camorra and in other South American countries ($0.8 million).

     Interest expense decreased $4.2 million in 2001 as compared to 2000, primarily the result of the repayment of the $55.0 million term loan facility in March 2001 and decreased loan fees during 2001 as compared to the 2000 period.

     Interest and other income decreased $1.1 million from $4.6 million in 2000 to $3.5 million in 2001, principally a result of the gains recognized during 2000 on the sale of assets and lower interest income in 2001.

     Miscellaneous expense increased $1.1 million from $1.8 million in 2000 to $3.0 million in 2001, primarily due to a pension curtailment adjustment related to the Lucky Friday Pension Plan associated with the cut back in operations at the mine.

     We recorded income from discontinued operations of approximately $11.9 million, or $0.17 per share, in 2001 compared to income of approximately $1.5 million, or $0.02 per share, in 2000. On March 27, 2001, we completed a sale of the K-T Group for $62.5 million, subject to customary post-closing adjustments, and recorded a gain of $12.7 million on the sale in 2001. Other factors contributing to the change include:

     o decreased sales of approximately $53.4 million, a direct result of the sale of the K-T Group ($47.8 million), as well as decreased shipments at the MWCA group ($5.6 million) due to the sale of MWP in March 2000 and the landscape operation of CAC in June 2000,

     o decreased cost of sales of $47.0 million, directly due to the lower sales at the K-T Group and the partial sale of MWCA during 2000,

     o decreased depreciation, depletion and amortization of $2.9 million, due to the sale of the K-T Group and the partial sale of MWCA in 2000,

     o    a loss of $1.0 million on the sale of MWP in 2000, and

     o legal fees during 2001 associated with litigation concerning the failed sale for the K-T Group in January 2001 ($0.8 million).

     An extraordinary charge of $0.6 million was recorded in 2000 to write off previously unamortized debt issuance costs associated with the extinguishment of debt.

     Cash operating, total cash and total production cost per gold ounce decreased from $208, $211 and $275 in 2000 to $133, $133 and $200 in 2001,
respectively. The decreases in cost per gold ounce were primarily attributable to increased gold production at the La Camorra mine, as well as the completion of mining activity in the third quarter of 2000 at the Rosebud mine.

     Cash operating, total cash and total production cost per silver ounce decreased from $4.02, $4.02 and $5.49 in 2000 to $3.55, $3.57 and $5.09 in 2001,
respectively. The decreases in the cost per silver ounce were due primarily to the addition of the low-cost San Sebastian mine, which commenced operations in May 2001, and the positive impacts of Greens Creek's increased silver production during 2001, resulting from a higher silver grade and increased tons mined. The total cost per ounce was also positively impacted by decreased per ounce depreciation at the Lucky Friday mine due to the write-down of the majority of property, plant and equipment in the fourth quarter of 2000. During the fourth quarter of 2001, approximately $0.4 million of costs were classified as care-and-maintenance costs and included in the determination of the costs per ounce at Lucky Friday. Excluding the $0.4 million in costs, the cash operating, total cash and total production costs per ounce total $3.49, $3.52 and $5.04, respectively, for 2001.

 YEAR 2000 COMPARED TO YEAR 1999

     We recorded a loss from continuing operations, before an extraordinary charge and preferred stock dividends, of approximately $84.8 million, or $1.27 per share, in 2000 compared to a loss from continuing operations, before a cumulative effect of change in accounting principle and preferred stock dividends, of approximately $43.4 million, or $0.70 per share, in 1999. After recognizing $1.5 million in income from discontinued operations, a $0.6 million extraordinary charge for the write-off of debt issuance costs related to extinguished debt, and $8.1 million (only $4.0 million of which has been declared and paid) in dividends to holders of our Series B preferred stock, our loss applicable to common shareholders for 2000 was approximately $92.0 million, or $1.38 per share, compared to a loss of $48.0 million, or $0.77 per share, in 1999 after recognition of $4.8 million in income from discontinued operations, a $1.4 million charge to write off unamortized start-up costs associated with the Greens Creek mine, and $8.1 million in dividends to holders of our Series B preferred stock. Although we did not declare the dividend for the third and fourth quarters of 2000, because these dividends are cumulative, the effect of the undeclared dividends is reflected in the loss applicable to common shareholders.

     Adjustments to the carrying value of mining properties increased $40.0 million to $40.2 million in 2000 compared with an asset write-down totaling $0.2 million during 1999. In the fourth quarter of 2000, we recorded an adjustment of $31.2 million to reduce the carrying value of the Lucky Friday mine property, plant and equipment in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adjustment was necessitated by continuing low silver and lead prices, combined with further declines in silver and lead prices during the fourth quarter of 2000. For the first nine months of 2000, silver averaged $5.08 per ounce and lead averaged $0.203 per pound. During the fourth quarter of 2000, silver decreased to an average of $4.75 per ounce and ended the year at $4.59 per ounce. Lead averaged $0.214 per pound during the fourth quarter and ended the year at $0.214 per pound. We continue to evaluate all available alternatives for developing the next level of the Gold Hunter expansion area in the current metals price environment. Additionally, during the second quarter of 2000, we recorded adjustments of $4.4 million for properties, plants and equipment and supply inventory at the Rosebud mine, and $4.7 million for previously capitalized deferred development costs at the Noche Buena gold property. The $4.4 million adjustment at the Rosebud mine was necessitated due to the closure of the Rosebud mine previously announced by us and Newmont, our joint-venture partner. The Rosebud mine completed mining activity in July 2000 and milling activities in August 2000. At the Noche Buena property, we suspended activities in 1999 due to the low price for gold. Based upon the continuation of the lower gold price, an adjustment to the carrying value of the Noche Buena property was recorded in the second quarter of 2000.

     Sales of products increased by approximately $2.1 million, or 2.9%, from $73.7 million in 1999 to $75.8 million in 2000, primarily due to:

     o increased sales of $8.0 million from gold operations principally as a result of the acquisition of the La Camorra mine in June 1999, partly offset by the completion of mining and milling activities at the Rosebud mine in August 2000, and

     o decreased sales totaling approximately $5.8 million from silver operations primarily due to lower lead and silver prices, partly offset by an increased zinc price and increased production of silver, lead and zinc.

     The following table compares the average metals prices for 2000 with 1999:


METAL                                           2000        1999      $ CHANGE      % CHANGE
------------------------------------------   ---------   ---------   ----------   ------------
   Gold-Realized ($/oz.)..................    $   284      $  286      $    (2)        (1)%
   Gold-London Final ($/oz.)..............        279         279           --         --
   Silver-Handy & Harman ($/oz.)..........       5.00        5.25        (0.25)        (5)
   Led-LME Cash ($/pound).................      0.206       0.228       (0.022)       (10)
   Zinc-LME Cash ($/pound)................      0.512       0.488        0.024          5

     Cost of sales and other direct production costs increased approximately $8.7 million, or 16%, from $54.4 million in 1999 to $63.1 million in 2000, primarily due to:

     o increased cost of sales from gold operations of $6.4 million due to the acquisition of the La Camorra mine in June 1999, partly offset by lower cost of sales at the Rosebud mine and the La Choya mine, both as a result of the completion of mining activities, and

     o increased cost of sales from silver operations of $2.2 million resulting from increased production of silver, lead and zinc at the Lucky Friday and Greens Creek mines.

     Cost of sales and other direct production costs as a percentage of sales increased from 73.9% in 1999 to 83.2% in 2000. The increase was principally a result of decreased margins in both the silver and gold segments. In the gold segment, decreased gold production and higher unit cash costs at the Rosebud mine negatively impacted the gross margin. In the silver segment, lower hedging revenues combined with lower average lead and silver prices led to the reduced margins.

     Depreciation, depletion and amortization decreased $0.6 million, or 3%, from $18.7 million in 1999 to $18.1 million in 2000, principally due to:

     o decreased depreciation at the Rosebud mine of $3.5 million due to completion of mining in July 2000 and milling in August 2000,

     o decreased depreciation at the La Choya mine of $1.2 million, due to completion of gold production in 1999 as a result of the completion of mining activity in December 1998,

     o    decreased depreciation at the Lucky Friday mine of $0.2 million, and

     o increased depreciation at the La Camorra mine of $4.3 million as a result of a full year's production in 2000 as compared to three months of production in 1999.

     Exploration expense increased $0.8 million, or 14%, from $5.5 million in 1999 to $6.3 million in 2000. This increase is principally due to increased expenditures at the Saladillo property in Mexico of $0.8 million, increased exploration at the La Camorra mine of $0.6 million and increased expenditures at the Rosebud mine of $0.4 million. These increases were partly offset by decreased expenditures at the Cacique property of $0.4 million and other properties, principally in Mexico, of $0.6 million.

     Our provision for closed operations and environmental matters decreased $10.1 million from $30.1 million in 1999 to $20.0 million in 2000. The decrease resulted principally from the 1999 environmental and reclamation expense totaling $27.3 million for future environmental and reclamation expenditures at the Grouse Creek mine and the Bunker Hill Superfund site, which decreased to $12.2 million at Grouse Creek, $5.6 million at the Bunker Hill Superfund site and $2.2 million at various other properties in 2000.

     Interest expense increased $3.5 million in 2000 as compared to 1999, primarily the result of increased average borrowings including the $11.0 million of the La Camorra project financing put in place in June 1999, $3.0 million of subordinated debt that was outstanding for three additional months in 2000 and the $55.0 million term loan facility put in place in March 2000, replacing a prior revolving $55.0 million credit facility that was in place in 1999. Higher average interest rates and increased loan fees also contributed to the increase in interest expense as compared to 1999.

     We recorded income from discontinued operations of approximately $1.5 million, or $0.02 per share, in 2000 compared to income of approximately $4.8 million, or $0.08 per share, in 1999. The decrease in 2000 compared to 1999 is primarily due to:

     o decreased sales totaling approximately $14.8 million, principally the result of decreased shipments at the MWCA group of $16.9 million after the sale of the Mountain West Products division of MWCA on March 15, 2000, and the sale of the landscape operations of CAC on June 5, 2000. The decreases from MWCA were partly offset by increased sales of $2.1 million from the K-T Clay Group,

     o a loss of $1.0 million on the sale of the Mountain West Products division of MWCA in 2000,

     o decreased cost of sales of $7.9 million, principally due to the partial sale of MWCA, partly offset by increased costs at the K-T Clay Group resulting from increased sales and increased energy costs, and

     o    1999 adjustments of $4.4 million made to the carrying value of MWCA.

     An extraordinary charge of $0.6 million was recorded in 2000 to write off previously unamortized debt issuance costs associated with the extinguishment of our previous $55.0 million revolving credit facility.

     A cumulative effect of change in accounting principle totaled $1.4 million in 1999, due to the write off of unamortized start-up costs relating to our 29.73% ownership interest in the Greens Creek mine. The adjustment was the result of the required application of Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities."

     Cash operating and total cash cost per gold ounce increased from $195 and $205 in 1999 to $208 and $211 in 2000, respectively. The increases in the cash operating and total cash cost per gold ounce were primarily attributable to higher costs per ounce at the Rosebud mine associated with mining of lower-grade ore in 2000. Total production costs per gold ounce decreased from $298 per ounce in 1999 to $275 per ounce in 2000. The decrease in the total production costs per gold ounce was principally due to production from the lower-cost La Camorra mine in 2000 and due to the write-down of the carrying value of the Rosebud mine in the second quarter of 2000, which eliminated the depreciation, depletion and amortization component of the total production cost per ounce at Rosebud in the third quarter of 2000.

     Cash operating, total cash and total production cost per silver ounce increased from $3.72, $3.72 and $5.25 in 1999 to $4.02, $4.02 and $5.49 in 2000,
respectively. The increases in the cost per silver ounce were due primarily to lower average lead prices which negatively impacted by-product credits partly offset by increased production and a favorable zinc price.


 FINANCIAL CONDITION AND LIQUIDITY

     Our financial condition improved during the third quarter, with a current ratio of 1.5 to 1 at September 30, 2002, compared to 1 to 1 at December 31, 2001, and 1.4 to 1 at June 30, 2002, and cash and cash equivalents of $17.8 million, an increase of approximately $10.2 million from December 31, 2001. We believe cash requirements over the next twelve months will be funded through a combination of current cash, future cash flows from operations, amounts available under existing loan agreements proceeds from potential asset sales, and/or future debt or equity security issuances.

     Our ability to raise capital is highly dependent upon the commercial viability of our projects and the associated prices of metals we produce. Because of the significant impact that changes in the prices of silver, gold, lead and zinc have on our financial condition, declines in these metals prices may negatively impact short-term liquidity and our ability to raise additional funding for long-term projects. There can be no assurance that we will be successful in generating adequate funding for planned capital expenditures, environmental remediation and reclamation expenditures and for exploration expenditures in the future.

     Operating Activities

     Operating activities provided approximately $14.6 million of cash during the first nine months of 2002, primarily from cash provided by La Camorra, San Sebastian and Greens Creek. Significant uses of cash included changes in accounts and notes receivable ($3.7 million), cash required for reclamation activities and other noncurrent liabilities ($3.5 million), changes in inventories ($3.2 million), changes in accounts payable, payroll and other accrued expenses ($0.8 million) and changes in other current and noncurrent assets ($0.6 million). Principal noncash elements included charges for depreciation, depletion and amortization of $17.7 million, an increase in the provision for reclamation and closure costs ($1.4 million) and a change in the net assets of discontinued operations ($0.9 million).

     Operating activities provided approximately $8.0 million of cash during 2001. Significant sources of cash included cash provided by La Camorra, reduced accounts and notes receivable ($4.5 million) and increased accrued payroll and related benefits ($3.1 million). Significant uses of cash included cash required for reclamation activities and other noncurrent liabilities ($7.8 million). Principal non cash charges included charges for depreciation, depletion and amortization of $20.7 million, partly offset by a $12.7 million gain on the sale of the K-T Group.

     Investing Activities

     Investing activities required $1.8 million of cash during the first nine months of 2002. The major use of cash was additions to properties, plants and equipment ($9.1 million), primarily at the La Camorra ($4.5 million), Greens Creek ($2.3 million) and San Sebastian ($1.7 million) mines, as well as the initial payment in September for the Block B exploration and mining lease in Venezuela ($0.5 million). We currently estimate that capital expenditures during the fourth quarter of 2002 were in the range of $3.0 million to $3.6 million, principally for expenditures at the above mentioned locations. In 2003, we estimate that our capital expenditures will be in the range of $12.0 million to $19.0 million. The lower end of the range of capital expenditures in 2003 represents sustaining capital at our existing operations. The upper end of the estimate includes other possible capital projects, including commencement of a project to construct a shaft at the La Camorra mine in Venezuela, and other possible development activities. There can be no assurance that our estimated capital expenditures for 2003 will be in the range we have projected.

     The cash used for additions to properties, plants and equipment is partially offset by proceeds received on the sale of the corporate headquarters building, which was completed on April 8, 2002, located in Coeur d'Alene, Idaho ($5.6 million), as well as the sale of the pet operations of CAC during the first quarter of 2002 for $1.6 million in cash.

     Investing activities provided $42.5 million of cash during 2001. The most significant source of cash was from the sale of the K-T Group ($59.8 million), representing an initial purchase price of $62.5 million less expenses and post closing adjustments, partly offset by additions to properties, plants and equipment totaling $17.9 million, principally at the San Sebastian mine to acquire the Velardena mill ($7.7 million), at the Greens Creek mine ($5.3 million) and at the La Camorra mine ($4.7 million).

     Financing Activities

     During the first nine months of 2002, financing activities used approximately $2.6 million in cash, primarily for the repayment of debt ($8.5 million). The repayment of debt was partly offset by borrowings of $3.3 million and proceeds of $2.6 million for common stock issued for outstanding warrants and employee stock options exercised.

     As of September 30, 2002, we had outstanding debt of $13.8 million, including $6.4 million due over the next twelve months. The outstanding debt included project financing facilities for the La

Camorra mine in Venezuela ($5.0 million) and the Velardena mill at the San Sebastian mine in Mexico ($5.8 million), as well as a $3.0 million subordinated loan.

     During 2001, approximately $44.4 million of cash was used by financing activities. The major use of cash was repayment of debt of $66.2 million, including our $55.0 million term loan facility. This use was partly offset by borrowings of $15.9 million, including $7.4 million at Minera Hecla to finance the Velardena mill purchase. In addition, we received net proceeds of approximately $5.5 million in a private placement of 5.7 million common shares to our pension plans.

     As of December 31, 2001, we had outstanding debt of $19.0 million, including $7.0 million due to be repaid in the next 12 months. The outstanding debt included project financing facilities for the La Camorra mine in Venezuela ($6.5 million) and the San Sebastian mill in Mexico ($6.7 million), a $3.0 million subordinated loan and $2.8 million outstanding under a $3.0 million revolving credit facility.


 ENVIRONMENTAL

     In August 2001, we entered into an agreement in principle with the United States and the State of Idaho to settle the governments' claims for natural resource damages and clean-up costs related to the historic mining practices in the Coeur d'Alene Basin in northern Idaho. Due to a number of changes that have occurred since the signing of the Agreement in Principle, including improvements in the environmental conditions at Grouse Creek and lower estimated clean-up costs in the Coeur d'Alene Basin as well as our improved financial condition, the terms of the multiple properties settlement approach set forth in the Agreement in Principle no longer appears favorable to us. Therefore, the United States, the State of Idaho and we agreed to discontinue utilizing the Agreement in Principle as a settlement vehicle. However, we anticipate further settlement negotiations with the United States and the State of Idaho to limit our environmental clean-up liabilities for historic mining practices in the Coeur d'Alene Basin.

     Due to a number of uncertainties related to this matter, including the outcome of pending litigation and the result of any settlement negotiations, we do not have the ability to estimate what, if any, liability exists related to the Coeur d'Alene Basin at this time. It is reasonably possible our ability to estimate what, if any, obligation relating to the Coeur d'Alene Basin may change in the near or long term depending on a number of factors. In addition, an adverse ruling against us for liability and damages in this matter could have a material adverse effect on us.

     Reserves for closure costs, reclamation and environmental matters totaled $50.7 million at September 30, 2002. We anticipate that expenditures relating to these reserves will be made over the next five to ten years. Although we believe the reserve is adequate based on current estimates of aggregate costs, we periodically reassess our environmental and reclamation obligations as new information is developed. Depending on the results of the reassessment, it is reasonably possible that our estimate of our obligations may change in the near or long term.

     We currently estimate that expenditures for environmental remediation and reclamation during the fourth quarter of 2002 were in the range of $1.7 million to $2.2 million, principally for water management activities at the Grouse Creek property and the yard remediation program at the Bunker Hill Superfund site.


 EXPLORATION

     We currently estimate that exploration expenditures incurred during the fourth quarter of 2002 were in the range of $2.5 million to $3.5 million, principally for continued drilling in Venezuela on the Main vein down-dip extension, the Betzy vein West Flank, at Canaima and on the Block B concessions, and in Mexico on the Francine and Don Sergio veins. Other exploration activities anticipated include an exploration drift to the Gallagher fault block at Greens Creek and continued permitting activities at the Hollister Development Block in Nevada. See "The Company -- Exploration."

 OTHER

     On June 13, 2002, we announced our intent to offer to holders of our Series B preferred stock to exchange each of their preferred shares for seven shares of our common stock until July 25, 2002. We offered the holders of the preferred stock the opportunity to exchange their shares at a higher rate (7 shares of common for each preferred share) in order to limit the impact of the dividend arrearages and to eliminate the liquidation preferences for retired preferred. The dividend arrearages have the effect of preventing us from paying any dividends on common stock and entitle the holders of preferred stock to elect two directors to our board of directors. The arrearages may hinder our ability to raise capital or negotiate third-party mergers and acquisitions, and may adversely affect the market value of our common and preferred stock. In addition, we believed that the prospect of not receiving future dividends might be untenable to our preferred holders and that they should have the opportunity to exchange their shares for a more actively traded security. A total of 1,546,598 shares, or 67.2%, of the total number of preferred shares outstanding (2.3 million) were validly tendered and exchanged into 10,826,186 shares of our common stock.

     In the third quarter of 2002, we incurred a non-cash dividend of approximately $17.6 million related to the completed exchange offering. The $17.6 million dividend represents the difference between the value of the common stock issued in the exchange offer and the value of the shares that were issuable under the stated conversion terms of the preferred stock. The non-cash dividend had no impact on our total shareholders' equity as the offset was an increase in common stock and surplus. As a result of the completed exchange offering, the total of cumulative preferred dividends is anticipated to be $23.4 million for the year ending December 31, 2002. Beginning in 2003, the $8.0 million annual cumulative preferred dividends that have historically been included in income (loss) applicable to common shareholders will be reduced to approximately $2.6 million. The completed exchange offering also eliminated $10.9 million of previously undeclared and unpaid preferred stock dividends.

     Holders of the preferred shares are entitled to receive cumulative cash dividends at the annual rate of $3.50 per share payable quarterly, when and if declared by the board of directors and have voting rights related to certain amendments to our Articles of Incorporation. As of January 31, 2002, we had not declared and paid the equivalent of six quarterly dividends, entitling holders of the preferred shares to elect two directors at our annual shareholders' meeting. On May 10, 2002, holders of the preferred shares, voting as a class, elected two additional directors.

     David Christensen, one of our two directors elected by holders of Series B preferred stock, resigned from our board of directors in October 2002. He joined Credit Suisse First Boston as a research analyst after he joined our board and advised us that he wished to avoid any appearance of conflict of interest as a result of his new position. In order to fill the resulting vacancy, the remaining director elected by the holders of Series B preferred stock will name a new director. It is currently anticipated that the new director will be named by February 2003.

     For information on hedged positions and derivative instruments, see "Quantitative and Qualitative Disclosure About Market Risk."

     We are subject to legal proceedings and claims that have not been finally adjudicated. The ultimate disposition of these matters and various other pending legal actions and claims is not presently determinable. However, an adverse determination in certain of these matters may have a material adverse effect on the financial position of us and our subsidiaries. (See "Business -- Legal Proceedings").


 CONCLUSION

     We believe our cash requirements over the next twelve months will be funded through a combination of current cash, future cash flows from operations, amounts available under existing loan agreements, proceeds from potential asset sales and/or future public or private equity or debt financings. We continually evaluate opportunities to increase our reserves, including exploration and development of our existing properties as well as acquisitions of additional properties. These activities may require additional funding. Additional sources of funding may include public or private equity or debt financings, capital and operating leases and other financing arrangements. Our ability to raise capital is highly dependent upon the commercial viability of our projects and the associated prices of the metals we produce. Because of the significant impact that changes in the prices of silver, gold, lead and zinc have on our financial condition, declines in these metals prices may negatively impact short-term liquidity and our ability to raise additional funding for long-term projects. In the event that cash balances decline to a level that cannot support our operations, our management will defer certain planned capital expenditures and exploration expenditures as needed to conserve cash for operations. There can be no assurance that we will be successful in generating adequate funding for planned capital expenditures, environmental remediation and reclamation expenditures and for exploration expenditures.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 was amended in June 2000 with the issuance of SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133, which we adopted effective January 1, 2001, requires that derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the fair value of derivatives in each period are to be accounted for either in current earnings or other comprehensive income (loss) depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in the fair value or cash flows of the hedging instruments and the hedged items.

     At September 30, 2002, our hedging contracts, used to reduce exposure to precious metal prices, consisted of forward sales contracts and a gold lease rate swap. We intend to physically deliver metal in accordance with the terms of certain of the forward sales contracts. As such, we have accounted for these contracts as normal sales in accordance with SFAS 138 and as a result, these contracts are not required to be accounted for as derivatives under SFAS 133. Certain other forward contracts where delivery is not certain have been designated as cash flow hedges, and the changes in fair value of these cash flow hedges are recorded in other comprehensive income until the contract is closed out. We recorded a cumulative effect of a change in accounting principle in other comprehensive income of approximately $0.1 million loss related to the gold lease rate swap upon adoption of SFAS 133 on January 1, 2001. This amount is being amortized over the physical settlement of ounces subject to the gold lease rate swap. During the next twelve months, approximately $40,000 is expected to be amortized to the income statement. (See "Risk Factors -- Our hedging activities could expose us to losses").

     In April 1998, Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities" was issued. SOP 98-5 provides guidance on the financial reporting of start-up costs and organizational costs. It requires costs of start-up activities and organizational costs to be expensed as incurred, as well as the recognition of a cumulative effect of a change in accounting principle for retroactive application of the standard. We adopted SOP 98-5 as required on January 1, 1999. The impact of this change in accounting principle related to unamortized start-up costs associated with our 29.73% ownership interest in the Greens Creek mine. The $1.4 million cumulative effect of this change in accounting principle is included in the consolidated statement of operations for the year ended December 31, 1999. Due to the availability of net operating losses, there was no tax effect associated with the change.

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations" which supersedes APB Opinion No. 16 "Business Combinations" and FASB Statement No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises." The provisions of this statement require that all business combinations be accounted for using "purchase accounting" and it disallows the use of "pooling of interests" as previously allowed under APB Opinion No. 16 and FASB Statement No. 38. This statement is effective for all business combinations subsequent to June 30, 2001. The adoption of this statement did not have a material effect on our financial statements.

     Also in June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17 "Intangible Assets." The provisions of this statement changes the unit of account for goodwill and takes a very different approach to how goodwill and other intangible assets are accounted for subsequent to their initial recognition. Because goodwill and some intangible assets will no longer be amortized, the reported amounts of goodwill and intangible assets, as well as total assets, will not decrease at the same time and in the same manner as under previous standards. This statement is effective for all fiscal years beginning subsequent to December 15, 2001. The adoption of this statement did not have a material effect on our financial statements.

     In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which amends SFAS No. 19, and establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The statement is required to be adopted by January 1, 2003, at which time we will record the estimated present value of reclamation liabilities and increase the carrying value of related assets. Subsequently, reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation. Currently we are in the process of quantifying the effect the adoption of this statement will have on our consolidated financial statements.

     The FASB also issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. It also amends APB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. The adoption of this statement did not have a material effect on our financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (11 SFAS No. 145). SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The provisions of SFAS No. 145 that amend SFAS No. 13 are effective for transactions occurring after May 15, 2002 with all other provisions of SFAS No. 145 being required to be adopted by us in our consolidated financial statements for the first quarter of fiscal 2003. Our management currently believes that the adoption of SFAS No. 145 will not have a material impact on our consolidated financial statements.

     On July 30, 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 replaces the prior guidance that was provided by EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Our management currently believes that the adoption of SFAS No. 146 will not have a material impact on our consolidated financial statements.

     In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions -- an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 removes the special distinction of financial institution acquisitions from the scope of both SFAS No. 72 and FASB Interpretation No. 9. The former method of recognizing any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable assets as a unidentifiable intangible asset no longer applies to acquisitions of financials institutions or branches of financial institutions. These acquisitions will be accounted for in accordance with FASB Statements Nos. 141 and 142, which will require the recording of goodwill that is not amortized, but rather tested for impairment. Further this Statement amends SFAS No. 144, to include in its scope long-term customer relationships such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. The adoption of SFAS No. 147 will not have any impact on our consolidated financial statements.


CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements beginning on page F-1 of this prospectus.


 REVENUE RECOGNITION

     Sales of metals products sold directly to smelters are recorded when title and risk of loss transfer to the smelter at current spot metals prices. We must estimate the price at which our metals will be sold in reporting our profitability and cash flow. Recorded values are adjusted monthly until final settlement at month-end metals prices. Sales of metal in products tolled, rather than sold to smelters, are recorded at contractual amounts when title and risk of loss transfer to the buyer.

     Changes in the market price of metals significantly affect our revenues, profitability and cash flow. Metals prices can and often do fluctuate widely and are affected by numerous factors beyond our control, such as political and economic conditions, demand, forward selling by producers, expectations for inflation, central bank sales, the relative exchange rate of the U.S. dollar, purchases and lending, investor sentiment, and global mine production levels. The aggregate effect of these factors is impossible to predict. Because a significant portion of our revenues is derived from the sale of silver, gold, lead and zinc, our earnings are directly related to the prices of these metals. If the market price for these metals falls below our total production costs, we will experience losses on such sales.


 PROVEN AND PROBABLE ORE RESERVES

     On a periodic basis, management reviews the reserves that reflect estimates of the quantities and grades of mineralized material at our mines which management believes can be recovered and sold at prices in excess of the total cost associated with extracting and processing the ore. Management's calculations of proven and probable ore reserves are based on in-house engineering and geological estimates using current operating costs, metals prices and demand for our products.

     Reserves estimates will change as existing reserves are depleted through production, as well as changes in estimates caused by changing production cost and/or metals prices. Changes in reserves may also reflect that grades of ore fed to process may be different from stated reserve grades because of variation in grades in areas mined, mining dilution and other factors. Reserves estimated for properties that have not yet commenced production may require revision based on actual production experience.

     Declines in the market price of metals, as well as increased production or capital costs or reduced recovery rates, may render ore reserves uneconomic to exploit unless the utilization of forward sales contracts or other hedging techniques is sufficient to offset such effects. If our realized price for the metals we produce, including hedging benefits, were to decline substantially below the levels set for calculation of reserves for an extended period, there could be material delays in the development of new projects, increased net losses, reduced cash flow, restatements or reductions in reserves and asset write-downs in the applicable accounting periods. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the estimate of the amount of metal or the indicated level of recovery of these metals will be realized.


 DEPRECIATION AND DEPLETION

     Depreciation is based on the estimated useful lives of the assets and is computed using straight-line and unit-of-production methods. Depletion is computed using the unit-of-production method. The units-of-production method is based on proven and probable ore reserves. As discussed above, our estimates of proven and probable ore reserves may change, possibly in the near term, resulting in changes to depreciation, depletion, amortization and reclamation accrual rates in future reporting periods.


 IMPAIRMENT OF LONG-LIVED ASSETS

     Management reviews the net carrying value of all facilities, including idle facilities, on a periodic basis. We estimate the net realizable value of each property based on the estimated undiscounted future cash flows that will be generated from operations at each property, the estimated salvage value of the surface plant and equipment and the value associated with property interests. These estimates of undiscounted future cash flows are dependent upon the estimates of metal to be recovered from proven and probable ore reserves (see discussion above), future production cost estimates and future metals price estimates over the estimated remaining mine life. If undiscounted cash flows are less than the carrying value of a property, an impairment loss is recognized based upon the estimated expected future cash flows from the property discounted at an interest rate commensurate with the risk involved.

     Management's estimates of metals prices, recoverable proven and probable ore reserves, and operating, capital and reclamation costs are subject to risks and uncertainties of change affecting the recoverability of our investment in various projects. Although management believes it has made a reasonable estimate of these factors based on current conditions and information, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from our operating properties and the need for asset impairment write-downs.


 ENVIRONMENTAL MATTERS

     When it is probable that such costs will be incurred and they are reasonably estimable, we accrue costs associated with environmental remediation obligations at the most likely estimate. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study for such facility and are charged to provision for closed operations and environmental matters. We periodically review our accrued liabilities for such remediation costs as evidence becomes available indicating that our remediation liability has potentially changed. Costs of future expenditures for environmental remediation are not discounted to their present value unless subject to a contractually obligated fixed payment schedule. Such costs are based on management's current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.


     Future closure, reclamation and environment-related expenditures are difficult to estimate in many circumstances due to the early stages of investigation, uncertainties associated with defining the nature and extent of environmental contamination, the uncertainties relating to specific reclamation and remediation methods and costs, application and changing of environmental laws, regulations and interpretations by regulatory authorities and the possible participation of other potentially responsible parties. Reserves for closure costs, reclamation and environmental matters totaled $50.7 million at September 30, 2002. We anticipate that expenditures relating to these reserves will be made over the next five to ten years. It is reasonably possible that the ultimate cost of remediation could change in the future and that changes to these estimates could have a material effect on future operating results as new information becomes known.

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The following discussion summarizes the financial instruments and derivative instruments we held at September 30, 2002, none of which are held for trading purposes. Such instruments are sensitive to changes in interest rates and commodity prices. We believe there has not been a material change in our market risk since the end of our last fiscal year. In the normal course of business, we also face risks that are either nonfinancial or nonquantifiable (See "Risk Factors -- Our hedging activities could expose us to losses").


INTEREST-RATE RISK MANAGEMENT

     At September 30, 2002, our debt was subject to changes in market interest rates and was sensitive to those changes. We currently have no derivative instruments to offset the risk of interest rate changes. We may choose to use derivative instruments, such as interest rate swaps, to manage the risk associated with interest rate changes.

     The following table presents principal cash flows for debt outstanding at September 30, 2002, by maturity date and the related average interest rate. The variable rates are estimated based on implied forward rates in the yield curve at the reporting date.

                                      2002          2003          2004          2005       THEREAFTER      TOTAL      FAIR VALUE
                                   ----------   -----------   -----------   -----------   ------------   ---------   -----------
                                                                          (IN THOUSANDS)
Subordinated debt ..............     $   --       $ 2,000       $ 1,000       $    --        $  --        $3,000        $3,000
Average interest rate ..........        5.6%          5.8%          7.1%
Project financing debt .........     $1,500       $ 3,000       $   500       $    --        $  --        $5,000        $5,000
Average interest rate ..........        4.1%          4.3%          5.6%
Project financing debt .........     $  338       $ 2,278       $   832       $ 1,366        $ 960        $5,774        $5,774
Average interest rate ..........         13%           13%           13%           13%          13%

COMMODITY-PRICE RISK MANAGEMENT

     We use commodity forward sales commitments, commodity swap contracts and commodity put and call option contracts to manage our exposure to fluctuation in the prices of certain metals which we produce. Contract positions are designed to ensure that we will receive a defined minimum price for certain quantities of our production. We use these instruments to reduce risk by offsetting market exposures. We are exposed to certain losses, generally the amount by which the contract price exceeds the spot price of a commodity, in the event of nonperformance by the counter parties to these agreements. The instruments we hold are not leveraged and are held for purposes other than trading. We intend to physically deliver metals in accordance with the terms of the forward sales contracts. As such, we have elected to designate the contracts as normal sales in accordance with SFAS 138 and as a result, these contracts are not required to be accounted for as derivatives under SFAS 133.

     The following table provides information about our forward sales contracts at September 30, 2002. The table presents the notional amount in ounces, the average forward sales price and the total-dollar contract amount expected by the maturity dates, which occur between December 31, 2002, and December 31, 2004. As of September 30, 2002, the mark to market value of the contracts was a loss of $5.0 million. We are subject to a margin free limit of $10.0 million in the aggregate for all contracts. At September 30, 2002, the London Final gold price was $323.70.




                                              EXPECTED      EXPECTED       EXPECTED
                                              MATURITY      MATURITY       MATURITY       ESTIMATED
                                                2002          2003           2004         FAIR VALUE
                                             ----------   ------------   ------------   -------------
Forward contracts:
 Gold sales (ounces) .....................      15,056        59,802         48,928
 Future price (per ounce) ................    $    288      $    288       $    288
 Contract amount (in $000's)..............    $  4,340      $ 17,238       $ 14,103       $  (4,998)
 Estimated percentage of annual production
   committed to contracts ................          30%           28%            25%

     In addition to the above contracts, we have a quarterly Gold Lease Rate Swap at a fixed rate of 1.5% on 108,730 ounces of the above gold forward contracts. The ounces covered under the swap are adjusted each quarter, in accordance with the expiration of the gold forward contracts. At September 30, 2002, the fair value of the Gold Lease Rate Swap was approximately $364,000, which represents the amount the counterparty would have to pay us if the contract was terminated.

                                    BUSINESS


GENERAL

     We are principally engaged in the exploration, development and mining of precious and nonferrous metals, including silver, gold, lead and zinc, with an emphasis on silver and gold. We own or have interests in a number of precious and nonferrous metals properties. A glossary of certain terms appears near the end of this prospectus under "Glossary of Certain Terms."

     The following maps indicates the positions of our operations:


                               [GRAPHIC OMITTED]


     The following table presents certain information regarding our metal mining properties, including the relative percentage each contributed to our 2001 sales:




                                     DATE       OWNERSHIP     PERCENTAGE OF
NAME OF PROPERTY                   ACQUIRED      INTEREST      2001 SALES
-------------------------------   ----------   -----------   --------------
      Greens Creek ............      1988          29.73%          23.9%
      San Sebastian ...........      1999          100.0%           9.1%
      Lucky Friday(1) .........      1958          100.0%          18.4%
      La Camorra ..............      1999          100.0%          48.6%

----------
(1) In July 2001, we announced that we would reduce operations at the Lucky Friday mine due to low silver and lead prices. Commencing in October 2001, production at the mine was reduced to approximately 30% of full production. We estimate that with minimal additional development the mine can sustain the lower production levels through 2004.

     Sales of metal concentrates and metal products are made principally to custom smelters and metals traders. The percentage of sales contributed by each class of product is reflected in the following table:




                                                       YEARS
                                        ------------------------------------
PRODUCT                                    2001         2000         1999
-------------------------------------   ----------   ----------   ----------
      Silver, lead and zinc .........       42.5%        55.3%        64.8%
      Gold ..........................       57.5%        44.7%        35.2%

     Our sales to significant metals customers, including both the Metals-Gold and Metals-Silver segments, as a percentage of total sales from the Metals-Gold and Metals-Silver segments, were as follows for the year ended December 31, 2001:


                               PERCENTAGE OF
CUSTOMER                         OUR SALES
--------                      --------------
      Standard Bank .........       25.2%
      Cominco ...............       16.3%
      Penoles ...............       14.1%
      HSBC ..................       13.8%
      Mitsubishi ............       11.2%

     For information with respect to export sales, refer to Notes 2 and 11 of Notes to Consolidated Financial Statements forming part of our audited Consolidated Financial Statements for the year ended December 31, 2001.

     Certain production and other information is presented below for or at the years ended December 31, 1999, 2000 and 2001, respectively. For similar information for or at the three and nine month periods ended September 30, 2001 and 2002, respectively, see "Management's Discussion And Analysis Of Financial Condition And Results of Operations."

     The table below summarizes our production and average cash operating cost, average total cash cost and average total production cost per ounce for silver and gold, as well as average metals prices for each period indicated:

                                                                           YEARS
                                                     ---------------------------------------------
                                                          2001            2000            1999
                                                     -------------   -------------   -------------
   Gold (ounces)(1) ..............................     194,742           146,038         110,110
   Silver (ounces)(2) ............................   7,434,290         7,998,677       7,617,362
   Lead (tons)(2) ................................      28,378            39,430          35,195
   Zinc (tons)(2) ................................      23,664            25,054          23,299

   AVERAGE COST PER OUNCE OF GOLD PRODUCED:
   ----------------------------------------
   Cash operating cost ...........................   $     133        $      208      $      195
   Total cash cost ...............................   $     133        $      211      $      205
   Total production cost .........................   $     200        $      275      $      298

   AVERAGE COST PER OUNCE OF SILVER PRODUCED:
   ------------------------------------------
   Cash operating cost(3) ........................   $    3.55        $     4.02      $     3.72
   Total cash cost(3) ............................   $    3.57        $     4.02      $     3.72
   Total production cost(3) ......................   $    5.09        $     5.49      $     5.25
   Industrial minerals (tons shipped)(4) .........     260,716         1,268,579       1,192,281

   AVERAGE METALS PRICES:
   ----------------------
   Gold -- Realized ($/oz.).......................   $     280        $      284      $      286
   Gold -- London Final ($/oz.)...................   $     272        $      279      $      279
   Silver -- Handy & Harman ($/oz.)...............   $    4.36        $     5.00      $     5.25
   Lead -- LME Cash ($/pound).....................   $   0.216        $    0.206      $    0.228
   Zinc -- LME Cash ($/pound).....................   $   0.402        $    0.512      $    0.488

----------
(1) The increase in gold production from 2000 to 2001 was principally due to increased production at the La Camorra mine of 59,455 ounces, due to an average higher gold grade and an 18% increase in tons processed during 2001, and production at the San Sebastian mine, due to the

(footnotes continued from prior page)

     commencement of operations in May 2001. These increases were partly offset by decreased production of 23,926 ounces at the Rosebud mine, due to completion of operations during the third quarter 2000. The increase in gold production from 1999 to 2000 was principally due to increased production at the La Camorra mine of 75,508 ounces due to operating a full year in 2000 as compared to three months in 1999. This increase was partly offset by decreased production of 32,403 ounces at the Rosebud mine, where mining operations were completed in August 2000, and at the La Choya mine, where mining activities were completed in December 1998 and gold production was essentially completed in 1999.

(2) The decrease in silver, lead and zinc production from 2000 to 2001 was principally due to decreased tons mined at Lucky Friday, resulting from the curtailment of operations during 2001, partly offset by an increase in tons mined at the Greens Creek mine and at the San Sebastian mine, where operations commenced in May 2001. The increase in silver, lead and zinc production from 1999 to 2000 was principally due to increased tons mined and increased silver grade from the Lucky Friday expansion area in 2000.

(3) During the fourth quarter of 2001, approximately $0.4 million of costs at the Lucky Friday mine were classified as care-and-maintenance costs and included in the determination of the cost per ounce at Lucky Friday. Excluding the $0.4 million in costs, the cash operating, total cash and total production costs per ounce total $3.49, $3.52 and $5.04, respectively, for 2001.

(4) The decrease in the industrial minerals tons from 2000 to 2001 is principally due to the sale of the K-T Group on March 27, 2001.

SILVER PROPERTIES

     GREENS CREEK MINE -- ADMIRALTY ISLAND, ALASKA

     At September 30, 2002, we held a 29.73% interest in the Greens Creek mine, located on Admiralty Island, near Juneau, Alaska, through a joint-venture arrangement with Kennecott Greens Creek Mining Company (KGCMC), the manager of the mine, and Kennecott Juneau Mining Company (KJMC), both wholly owned subsidiaries of Kennecott Minerals. The Greens Creek mine is a polymetallic deposit containing silver, zinc, gold and lead.

     Greens Creek lies within the Admiralty Island National Monument, an environmentally sensitive area. The Greens Creek property includes 17 patented lode claims and one patented millsite claim, in addition to property leased from the U.S. Forest Service. Greens Creek also has title to mineral rights on 7,500 acres of federal land adjacent to the mine properties. The entire project is accessed and served by 13 miles of road and consists of the mine, an ore concentrating mill, a tailings impoundment area, a ship-loading facility, camp facilities and a ferry dock.

     Currently, Greens Creek is mining approximately 2,000 tons per day underground from the 200 South, the Southwest and West ore zones. Ore from the underground trackless mine is milled at the mine site. The mill produces gold/silver dore and lead, zinc and bulk concentrates. The dore is marketed to a precious metal refiner and the three concentrate products are predominantly sold to a number of major smelters worldwide. Concentrates are shipped from a marine terminal located on Admiralty Island about nine miles from the mine site. The Greens Creek mine uses electrical power provided by diesel-powered generators located on-site.

     Pursuant to a 1996 land exchange agreement, the joint venture transferred private property equal to a value of $1.0 million to the U.S. Forest Service and received access to approximately 7,500 acres of land with potential mining resources surrounding the existing mine. Production from new ore discoveries on the exchange lands will be subject to the federal royalties included in the land exchange agreement. The federal royalties are based on a defined calculation that is similar to the calculation of net smelter return and are equal to 0.75% or 3% of the calculated amount depending on the value of the ore extracted. The royalty is 3% if the average value of the ore during a year is greater than $120 per ton of ore, and 0.75% if the value is $120 per ton or less. The benchmark of $120 per ton is escalated annually by the Gross Domestic Product until the year 2016.

     The employees at the Greens Creek mine are employees of Kennecott Greens Creek Mining Company and are not represented by a bargaining agent. At September 30, 2002, our interest in the net book value of the Greens Creek mine property and its associated plant and equipment was $58.1 million.

     The Greens Creek deposit consists of zinc, lead, and iron sulfides and copper-silver sulfides and sulfosalts with substantial contained gold and silver values. The deposit has a vein-like to blanket-like form of variable thickness. The ore is thought to have been laid down by an "exhalative" process (i.e., volcanic-related rifts or vents deposited base and precious metals onto an ocean floor). Subsequently, the mineralization was folded and faulted by multiple generations of tectonic events.

     Kennecott Greens Creek Mining Company's geology and engineering staff computes the estimated ore reserves for the Greens Creek mine with technical support from Rio Tinto Zinc. AMEC E&C Services (f/k/a Mineral Resources Development, Inc.) prepared four reports for us in 1998 and 1999 and, in doing so, assisted in the preparation of or reviewed the resource models from which the mine ultimately developed its reserve estimates. We review geologic interpretation and reserve methodology, but the reserve compilation is not independently confirmed by us in its entirety. Information with respect to our 29.73% share of production, average cost per ounce of silver produced and Proven and Probable ore reserves is set forth in the following table.


                                                        YEARS (REFLECTS 29.73% INTEREST)
                                                  ---------------------------------------------
PRODUCTION                                             2001            2000            1999
----------                                        -------------   -------------   -------------
   Ore milled (tons) ..........................      195,646         184,178         171,946
   Silver (ounces) ............................    3,259,915       2,754,067       3,050,849
   Gold (ounces) ..............................       26,041          24,882          23,802
   Zinc (tons) ................................       20,875          21,947          20,373
   Lead (tons) ................................        7,394           7,484           7,582

AVERAGE COST PER OUNCE OF SILVER PRODUCED
-----------------------------------------
   Cash operating costs .......................        $2.41           $2.20           $1.99
   Total cash costs ...........................        $2.41           $2.20           $1.99
   Total production costs .....................        $4.79           $4.87           $4.37

PROVEN AND PROBABLE ORE RESERVES(1, 2, 3, 4)       12/31/01        12/31/00        12/31/99
--------------------------------------------      -----------     -----------     -----------
   Total tons .................................    2,256,663       2,977,198       2,977,960
   Silver (ounces per ton) ....................         16.7            15.7            16.2
   Gold (ounces per ton) ......................         0.13            0.13            0.14
   Zinc (percent) .............................         11.6            11.9            11.9
   Lead (percent) .............................          4.6             4.4             4.5
   Contained silver (ounces) ..................   37,627,765      46,663,068      48,324,528
   Contained gold (ounces) ....................      299,456         396,891         403,552
   Contained zinc (tons) ......................      262,455         353,698         354,657
   Contained lead (tons) ......................      103,220         131,515         133,194

----------
(1) For Proven and Probable ore reserve assumptions and definitions, see Glossary of Certain Terms.

(2) Ore reserves represent in-place material, diluted and adjusted for expected mining recovery. Mill recoveries of ore reserve grades are expected to be 74% for silver, 64% for gold, 81% for zinc and 69% for lead.

(3) The changes in reserves in 2001 versus 2000 were due to production, downward revisions of reserves due to lower assumed metals prices and reassessment of reserves based on new drilling and a new mine plan for the Central West orebody. Proven and probable reserves at the Greens Creek mine are based on average drill spacing of 50 to 100 feet. Cut off grade assumptions vary by orebody and are developed based on reserve prices, anticipated mill recoveries and smelter

(footnotes continued from prior page)

     payables, and cash operating costs. Cutoff grades range from $70 per short ton net smelter return to $100 per short ton net smelter return.

(4) The changes in reserves in 2000 versus 1999 were due to production and a property-wide reassessment of the ore zones. KGCMC made new estimates of reserves based on drill programs for the West and Southwest ore zones. All ore reserves were retabulated based on a new net smelter return model. The decrease in silver ounces in 2000 versus 1999 is primarily attributable to a downward revision in estimated silver grade in the Southwest zone.

     SAN SEBASTIAN MINE -- DURANGO, MEXICO

     The San Sebastian mine is located in the State of Durango, Mexico, and 100% owned by us through Minera Hecla. The mine is 56 miles northeast of the city of Durango on concessions acquired through our acquisition of Monarch Resources Investments Limited in 1999. The processing plant is located near Velardena, Durango, Mexico, and was acquired in April 2001. Concession holdings cover over 100 square miles including the mine site and multiple outlying active exploration areas.

     Ore production during 2001 consisted of surface mining and bulk sampling from four vein systems and underground mine development of the Francine vein. Underground development started in May 2001, and surface mining ceased during the fourth quarter of 2001. Limited underground ore production from development started in September and increased gradually as stopes were developed during the remainder of 2001. Underground mining production reached full production (approximately 450 short tons per day) during the second quarter of 2002. The current mine plan for the Francine vein produces ore through 2004 and into the first quarter of 2005. Exploration is active on the Francine vein and other nearby vein systems to expand ore reserves.

     San Sebastian is a high-grade silver mine with significant gold credits. Several epithermal veins exist within the San Sebastian Valley and in the mine area. Known veins include the Francine vein, Profesor vein, Middle vein and North vein systems. These veins are hosted within a series of shales with interbedded fine-grained sandstones interpreted to belong to the Cretaceous Caracol Formation.

     Our Cerro Pedernalillo exploration project, located about six kilometers from the Francine vein, has discovered three veins covering more than 1.5 kilometers in length. Our Cerro Pedernalillo drilling project has intersected significant ore values, with approximately 20% of the drill intercepts in the Don Serigo Vein above mine cut off grade over a two meter horizontal width.

     The Francine vein strikes NW and dips SW and is located on the southwestern limb of a doubly plunging anticline. The Francine vein ranges in true thickness from more than 4.0 meters to less than 0.5 meters and consists of several episodes of banded quartz, silica-healed breccias and minor amounts of calcite. The vein is oxidized to a depth of approximately 100 vertical meters and the wall rocks contain an alteration halo of less than 2 meters next to the vein. Mineralization within the oxidized portion of the vein contains limonite, hematite, silver halides and various copper carbonates. Higher-grade gold and silver mineralization is associated with disseminated hematite and limonite after pyrite and chalcopyrite, copper carbonates including malachite and azurite and hydrous copper silicates including chrysocolla. Native gold occurs associated with hematite and limonite. Mineralization in the sulfide portion of the Francine vein contains pyrite, chalcopyrite, sphalerite, galena, native silver, argentite and trace amounts of aguilarite.

     Mining is currently performed by a mining contractor. Access to the underground workings is through a ramp from the surface connecting one or more levels, excavated at a -15% grade. Ore is mined by cut-and-fill stoping. Ore is extracted from the stopes using rubber-tired equipment and hauled to the surface in trucks. Subeconomic material is used to backfill and stabilize mined-out stopes. Electric power is purchased from Comision Federal de Electridad (federal electric company). Water is supplied from mine dewatering or hauled from a local reservoir.

     Ore is hauled in trucks by a contractor to the processing plant.

     The process plant is a conventional leach / counter-current decantation / Merrill Crowe precipitation circuit. The ore is crushed in a two-staged crushing plant consisting of a primary jaw, a secondary cone crusher and a double-deck vibrating screen. The grinding circuit includes a primary ball mill and cyclone classifiers. The ground ore is thickened followed by agitated leaching and four stages of counter-current decantation to wash solubilized silver and gold from the pulp. The solution bearing silver and gold is then clarified, deaerated and zinc dust added to precipitate silver and gold which is recovered in plate and frame filters. Precipitate is dried and then shipped to a third-party refiner. Commencing in the fourth quarter of 2002, approximately one-half of the precipitate has been refined into dore and is shipped to a third party refiner.

     The plant was constructed in 1994 and is capable of processing approximately 550 short tons per day. Site infrastructure includes a water supply system, maintenance shop, warehouse, laboratory and various offices. Electric power is purchased from Comision Federal de Electridad (federal electric company).

     At September 30, 2002, the net book value of the San Sebastian mine property and its associated plant and equipment was $8.7 million.

     Minera Hecla operates the San Sebastian mine under valid permits. The application for extension of the processing plant operating permit that expired in October 2001 was made in a timely manner and is in process. No problems are anticipated with this permit renewal. As of September 30, 2002, reclamation and closure accruals of $0.9 million have been established.

     For a description of a legal claim relating to our Velardena mill, see "--Legal Proceedings."

     At September 30, 2002, there were 103 hourly and 40 salaried employees at the San Sebastian mine and Velardena mill. The National Mine and Mill Workers Union represents process plant hourly workers at San Sebastian. Under labor law, wage adjustments are negotiated annually and other contract terms every two years. The contract is due for negotiation of wages in July 2003 and for wages and other terms in July 2004.

     Information with respect to the San Sebastian mine's production, average cost per ounce of silver produced and Proven and Probable ore reserves are set forth in the table below:



                                                     YEAR
                                                -------------
PRODUCTION                                           2001
----------                                      -------------
      Ore milled (tons) .......................    69,779
      Silver (ounces) .........................   950,002
      Gold (ounces) ...........................    15,983

AVERAGE COST PER OUNCE OF SILVER PRODUCED
-----------------------------------------
      Cash operating costs ....................     $1.64
      Total cash costs ........................     $1.81
      Total production costs ..................     $2.89

PROVEN AND PROBABLE ORE RESERVES(1, 2, 3)        12/31/01
-----------------------------------------       ----------
      Total tons ..............................   304,222
      Silver (ounces per ton) .................     28.20
      Gold (ounces per ton) ...................      0.30
      Contained silver (ounces) ............... 8,579,060
      Contained gold (ounces) .................    91,267

----------
(1) For Proven and Probable ore reserve assumptions and definitions, see Glossary of Certain Terms.

(2) Ore reserves represent in-place material, diluted and adjusted for expected mining recovery. Mill recoveries of ore reserve grades are expected to be 90% for silver and 92% for gold.

(3) Proven and probable reserves at the San Sebastian mine are based on drill spacing of 35 meters. Cut off grade assumptions are developed based on a gold price of $280 and a silver price of $4.50, anticipated mill recoveries, royalties and cash operating costs. Cutoff grades at San Sebastian are $34 per tonne net production value.

  LUCKY FRIDAY MINE -- IDAHO

     We own 100% of the Lucky Friday mine, a deep underground silver and lead mine located in northern Idaho, which we have been operating since 1958.

     The principal ore-bearing structure at the Lucky Friday mine through 1997 was the Lucky Friday Vein, a fissure vein typical of many in the Coeur d'Alene Mining District. The orebody is located in the Revett Formation which is known to provide excellent host rocks for a number of orebodies in the Coeur d'Alene District. The Lucky Friday Vein strikes northeasterly and dips steeply to the south with an average width of six to seven feet. Its principal ore minerals are galena and tetrahedrite with minor amounts of sphalerite and chalcopyrite. The ore occurs as a single continuous orebody in and along the Lucky Friday Vein. The major part of the orebody has extended from the 1,200-foot level to and below the 6,020-foot level.

     During 1991, we discovered several mineralized structures containing some high-grade silver ores in an area known as the Gold Hunter property about 5,000 feet northwest of the then existing Lucky Friday workings.

     We control the Gold Hunter property under a long-term operating agreement which entitles us, as operator, to a 81.48% interest in the net profits from operations from the Gold Hunter properties. We will be obligated to pay a royalty after we have recouped our costs to explore and develop the properties. As of September 30, 2002, unrecouped costs totaled approximately $32.3 million.

     The principal mining method at the Lucky Friday mine is ramp access, cut and fill. This method utilizes rubber-tired equipment to access the veins through ramps developed outside of the orebody. Once a cut is taken along the strike of the vein, it is backfilled with cemented tailings and the next cut is accessed, either above or below, from the ramp system.

     The ore produced from the mine is processed in a 1,100-ton-per-day conventional flotation mill. In 2001, ore was processed at a rate of approximately 855 tons per day at the Lucky Friday mine site. The flotation process produces both a silver-lead concentrate and a zinc concentrate. During 2001, mill recovery totaled approximately 94% silver, 93% lead and 67% zinc.

     In the fourth quarter of 2000, due to continuing low silver and lead prices, our management and board of directors deferred the decision to approve additional capital expenditures, which are needed to develop the next area of the mine, and recorded an adjustment of $31.2 million to reduce the carrying value of the Lucky Friday mine plant, property and equipment. In 2001, due to low metals prices, we made the decision to reduce the level of mining activity at the Lucky Friday mine to approximately 30% of full production. We estimate that with minimal additional development the mine can sustain the lower production levels through 2004. We currently anticipate that reduced operations will continue until prices recover as long as the cost of operating is less than putting the property on care and maintenance.

     Ultimate reclamation activities contemplated include stabilization of tailings ponds and waste rock areas. There were no final reclamation activities performed in 2001.

     Historically, the Lucky Friday silver-lead concentrate has been shipped primarily to the ASARCO, Inc., smelter in East Helena, Montana. With the increased production starting in 1998 from the Gold Hunter orebody, the silver-lead concentrates have been shipped to several different smelters in Canada, the United States, Mexico and Europe. On February 2, 2001, ASARCO's East Helena smelter informed Lucky Friday it was closing down and that ASARCO would no longer accept shipments. Lucky Friday concentrate that was scheduled for East Helena was diverted to the remaining three smelters with no adverse impact to the Lucky Friday operation. Currently, the Lucky Friday silver-lead concentrate production is being shipped to Cominco's smelter in Trail, British Columbia, Canada.

     The Lucky Friday zinc concentrates are shipped to Cominco's smelter in Trail, British Columbia, Canada.

     Information with respect to the Lucky Friday mine's production, average cost per ounce of silver produced and Proven and Probable ore reserves for the past three years is set forth in the table below:

                                                                           YEARS
                                                  ---------------------------------------------
PRODUCTION                                             2001            2000            1999
----------                                        -------------   -------------   -------------
   Ore milled (tons) ..........................    239,330           321,719         309,953
   Silver (ounces) ............................  3,224,373         5,011,507       4,441,250
   Gold (ounces) ..............................        415               537             655
   Lead (tons) ................................     20,984            31,946          27,613
   Zinc (tons) ................................      2,789             3,107           2,926

 AVERAGE COST PER OUNCE OF SILVER PRODUCED:
-------------------------------------------
   Cash operating cost(1) .....................      $5.27             $5.02           $4.90
   Total cash costs(1) ........................      $5.27             $5.02           $4.90
   Total production costs(1) ..................      $6.05             $5.83           $5.85

PROVEN AND PROBABLE ORE RESERVES(2, 3, 4, 5)       12/31/01          12/31/00        12/31/99
--------------------------------------------      ---------       -----------     -----------
   Total tons .................................          0         1,322,270       1,669,450
   Silver (ounces per ton) ....................          0              16.7            15.1
   Lead (percent) .............................          0              10.7             9.6
   Zinc (percent) .............................          0               1.4             1.6
   Contained silver (ounces) ..................          0        22,089,451      25,179,141
   Contained lead (tons) ......................          0           141,380         160,693
   Contained zinc (tons) ......................          0            18,546          26,895

----------
(1) During the fourth quarter of 2001, approximately $0.4 million of costs were classified as care-and-maintenance costs and included in the determination of the cost per ounce at Lucky Friday. Excluding the $0.4 million in costs, the cash operating, total cash and total production costs per ounce total $5.14, $5.14 and $5.92, respectively, for 2001.

(2) For Proven and Probable ore reserve assumptions and definitions, see Glossary of Certain Terms.

(3) Reserves are in-place material that incorporate estimates of the amount of waste which must be mined along with the ore and expected mining recovery. Mill recovery is expected to be 93% for silver, 90% for lead and 45% for zinc for the in-place reserves stated above.

(4) Ore reserve grades increased and tonnage decreased in 2000 compared to 1999 due to a 4.38% increase in cash cutoff grade in 2000, and due to an assessment of results from diamond drilling performed in 2000. Proven and probable reserves and mineralized material at the Lucky Friday mine are based on drill spacing of 100 to 150 feet for the Gold Hunter ore body and projections of chip sample information for the Lucky Friday vein. Cut off grade assumptions are developed based on reserve prices, anticipated mill recoveries, and cash operating costs and vary by orebody. Cutoff grades range from $44.90 per ton net smelter return to $53.43 per short ton net smelter return.

(5) We recently determined that the Lucky Friday mineralized material for 2001 does not meet all the criteria established for disclosure of reserves by the Securities and Exchange Commission's Industry Guide 7. As of December 31, 2001, the estimated mineralized material included 1,205,180 tons with
      14.2 ounces per ton silver, 9.4% lead and 1.6% zinc. As noted above, we currently anticipate that reduced operations will continue at the Lucky Friday Mine with minimal development through 2004 as long as the cost of operating is less than the cost of putting the property on care and maintenance.

     The net book value of the Lucky Friday mine property and its associated plant and equipment was approximately $1.2 million as of September 30, 2002. At September 30, 2002, there were 84 employees at the Lucky Friday mine. The United Steelworkers of America is the bargaining agent for the Lucky Friday hourly employees. The current labor agreement expires on June 16, 2003. Avista Corporation supplies electrical power to the Lucky Friday mine.

     For a description of a legal claim involving Lucky Friday mine, see "--Legal Proceedings."

GOLD PROPERTIES

     LA CAMORRA MINE -- BOLIVAR, VENEZUELA

     The La Camorra mine is located in the eastern Venezuelan State of Bolivar, approximately 120 miles southeast of Puerto Ordaz. It is 100% owned by us through a Venezuelan subsidiary, Minera Hecla Venezolana, C.A., and has been a producing mine for us since October 1999. We acquired the La Camorra mine in June 1999 with the acquisition of Monarch Resources Investments Limited (Monarch).

     See "Risk Factors -- Our foreign operations, including our operations in Venezuela, are subject to additional inherent risks" for a discussion of the political situation in Venezuela and its potential impact on our Venezuelan operations.

     At the time of acquisition, the tailings impoundment was at capacity. Processing operations were suspended during the third quarter of 1999 to allow additional tailings capacity to be constructed. During this period, mine development was accelerated and remedial maintenance was carried out on the mine and process plant equipment. Production under our control commenced on October 1, 1999.

     La Camorra is a high-grade underground gold mine that exploits two shear-zone hosted quartz veins. It lies in the Botanamo greenstone belt of the Precambrian Guayana Shield and is hosted by the Caballape Group of volcaniclastics. The formations most likely date from Archean to Proterozoic age and consist primarily of intermediate volcanics with subordinate metasediments. Within the La Camorra concession, the gold mineralization is associated with the near vertical Main and Betzy quartz veins occurring in a west-northwest, east-southeast shear zone within medium- to coarse-grained pyroclastics.

     Gold occurs both as free particles in quartz and attached to or included in pyrite. Locally, gold is also seen on chloritic partings.

     In 1998, a core drilling program was initiated by Monarch to test the depth extension of the ore zones below the 400-meter level. We believe the results of that program, and subsequent drill programs we have carried out, confirm that ore-grade mineralization extends to depths below the levels to which the current mine reserves have been delineated.

     In addition, we control nine other exploration concessions near the La Camorra mine encompassing 8,000 hectares.

     Access to the underground workings is through a ramp from the surface connecting one or more levels, excavated at a -15% grade. Ore is mined primarily by longhole stoping. Ore is extracted from the stopes using rubber-tired equipment and hauled to the surface in mine haulage trucks. Subeconomic material is used to backfill and stabilize mined-out stopes. The mine is currently producing over 500 tons of ore per day.

     The process plant uses a conventional carbon-in-leach process. The ore is crushed with a three-stage system consisting of a primary jaw crusher with secondary and tertiary cone crusher with a multi deck vibrating screen. The grinding circuit includes a primary and a secondary ball mill. The ground ore is mixed with a cyanide solution and clarified, followed by countercurrent carbon-in-leach gold adsorption. The carbon is then stripped and the gold recovered and poured into gold bars for shipment to a refiner. Mill recovery averages over 95%.

     The plant was constructed in 1994 and is capable of processing approximately 600 tons per day. Site infrastructure includes a water supply system, maintenance shop, warehouse, living quarters, a dining facility, administration building and a National Guard post. We also share a housing facility located near the town of El Callao with units for approximately 50 families. Mine electric power is purchased from Eleoriente (a state-owned electric company). Diesel-powered electric generators are available on-site for operation of critical equipment during power outages. At September 30, 2002, the net book value of the La Camorra mine property and its associated plant and equipment was $21.2 million.

     Our reclamation plan has been approved by the Ministry of Environment and Natural Resources. Planned activities include regrading and revegetation of disturbed areas. A reclamation and closure accrual of $1.2 million had been established as of September 30, 2002.

     At September 30, 2002 , there were 349 hourly and 42 salaried employees at our La Camorra Gold Mine, most of whom are represented by the Mine Workers Union. The contract with respect to La Camorra will expire in March 2004.

     Information with respect to the La Camorra mine's production, average costs per ounce of gold produced and Proven and Probable ore reserves is set forth in the table below. SRK Consulting provided independent third party review of these reserve estimates in 1999.


                                                                  YEAR
                                               ---------------------------------------------
PRODUCTION                                          2001            2000            1999
----------                                     -------------   -------------   -------------
   Ore processed (tons)(1) .................   163,139         138,216          39,048
   Gold (ounces)(1) ........................   152,303          92,848          17,340

AVERAGE COST PER OUNCE OF GOLD PRODUCED
---------------------------------------
   Cash operating costs ....................      $133            $188            $208
   Total cash costs ........................      $133            $188            $208
   Total production costs ..................      $200            $246            $260

PROVEN AND PROBABLE ORE RESERVES(2, 3, 4)      12/31/01        12/31/00        12/31/99
-----------------------------------------      --------        --------        --------
   Total tons ..............................   482,238         591,464         577,003
   Gold (ounces per ton) ...................     0.867           0.634           0.544
   Contained gold (ounces) .................   418,050         375,200         313,616

----------

(1) Production data for 1999 only include three months of operations since the recommencement of the mine in October 1999.

(2) For Proven and Probable ore reserve assumptions, including assumed metals prices, see Glossary of Certain Terms.

(3) The decrease in tons of Proven and Probable ore reserves in 2001 compared to 2000 is due to mining, offset by: 1) conversion of mineralization to reserves based on new development and drilling; and 2) addition of newly delimited mineralization from development and drilling to reserve. Ore grade and contained metal improvements in reserve are attributable to a change in reserve methodology in 2001 compared to 2000 based on very favorable mill/model reconciliation and operations experience with the orebodies. Proven and probable reserves at the La Camorra mine are based on drill spacing of 30 to 50 meters and closely spaced chip sample information. Cut off grade assumptions are developed based on reserve prices, anticipated mill recoveries, and cash operating costs. The cutoff grade at La Camorra is 8 grams per tonne.

(4) The increase in tons of Proven and Probable ore reserves in 2000 compared to 1999 is attributable to: a) increasing the mining width of the Betzy vein in 2000 to 2.0 meters from 1.4 meters; b) new in-house reserve estimates for both the Betzy and Main veins using information from 103 new drill holes and mine production samples; and c) reclassification of some mineralization to reserves, offset by mining. Our experience of 18 months mining the La Camorra veins indicated an increase in grade in the reserve estimate for 2000 compared to 1999, attributable both to higher production sample grades and higher realized mill grades than previously encountered. Ore reserves represent in-situ material, diluted and adjusted for expected mining recovery. Mill recoveries are expected to be 95%. Ore reserves are estimated in-house using geostatistical methods based on drill holes, underground mine sampling and operations experience.

NONOPERATING PROPERTIES

     ROSEBUD MINE -- NEVADA

     The Rosebud gold mine, in which we have a 50% interest, is located in the Rosebud Mining District, in Pershing County, Nevada. The Rosebud property consists of a 100% interest in three patented lode-mining claims and 125 unpatented lode-mining claims. The Rosebud mine may be reached from Winnemucca, Nevada, by travelling west a distance of approximately 58 miles on an all-weather gravel road.

     In June 2000, we announced, together with Newmont Gold Company, who holds the remaining 50% interest in the mine, the planned closure of the Rosebud mine when it was recognized that production would cease during the third quarter. Mining activity was completed in July 2000, and milling activity was completed in August 2000. In connection with the planned closure, we recorded an adjustment to the carrying value of our interest in the Rosebud property, plant, and equipment of $4.4 million in the second quarter of 2000.

     The Rosebud property has been reclaimed per the closure agreement with the Nevada Department of Environmental Protection. The property will be monitored for the next three to five years, after which it will completely revert to the Bureau of Land Management.

     REPUBLIC MINE -- WASHINGTON

     We own the Republic gold mine located in the Republic Mining District near Republic, Washington. In February 1995, we completed operations at the Republic mine and have been conducting reclamation work in connection with the mine and mill closure. In August 1995, we entered into an agreement with Newmont to explore and develop the Golden Eagle deposit on the Republic mine property. Echo Bay acquired Newmont's interest in 2000 and has been conducting a limited exploration program on the project.

     At September 30, 2002, the accrued reclamation and closure costs balance totaled $2.5 million, although it is possible that the estimate may change in the future due to the assumptions and estimates inherent in the accrual. Reclamation and closure efforts continued during the remainder of 2002.

     The remaining net book value of the Republic mine property and its associated plant and equipment was approximately $0.6 million as of September 30, 2002.

     GROUSE CREEK MINE -- IDAHO

     The Grouse Creek gold mine is located in central Idaho, 27 miles southwest of the town of Challis in the Yankee Fork Mining District. Mining at Grouse Creek began in late 1994 and ended in April 1997 due to higher-than-expected operating costs and less-than-expected operating margins primarily because the ore occurred in thinner, less continuous structures than had been originally interpreted.

     We recorded a write-down of the mine's carrying value totaling $97.0 million in 1995. We recorded further adjustments in 1996 for future severance, holding, reclamation and closure costs totaling $22.5 million, and adjustments to the carrying value of property, plant and equipment, and inventories totaling $5.3 million.

     Following completion of mining in the Sunbeam pit in April 1997, we placed the Grouse Creek mine on a care-and-maintenance status. During the care-and-maintenance period, reclamation had been undertaken to prevent degradation of the property. During 1997, the milling facilities were mothballed and earthwork completed to contain and control surface waters. In 1998, an engineered cap was constructed on the waste rock storage facility and modifications were made to the water treatment facility. In 1999 and 2000, activities included further work on the waste rock storage facility cover and continued work controlling surface waters.

     We increased the reclamation accrual by $23.0 million in 1999 due to anticipated changes to the closure plan, including increased dewatering requirements and other expenditures. The changes to the reclamation plan at Grouse Creek were necessitated principally by the need to dewater the tailings impoundment rather than reclaim it as a wetland as originally planned.

     In May 2000, we notified state and federal agencies that the Grouse Creek property would proceed to a permanent suspension of operations. We signed an agreement with the state of Idaho and a voluntary administrative order on consent with the U.S. Forest Service and U.S. Environmental Protection Agency in which we agreed to dewater the tailings impoundment, complete a water balance report and monitoring plan for the site and complete certain studies necessary for closure of the tailings impoundment. A work plan for final reclamation and closure of the tailings impoundment is to be submitted by us no later than one year prior to estimated completion of the tailings impoundment dewatering.

     We increased the reclamation accrual by $10.2 million in 2000 based upon updated cost estimates in accordance with Statement of Position 96-1 "Environmental Remediation Liabilities," due to the requirements of the administrative order on consent. During 2001, our activities focused on further containment of surface and subsurface water along with development of a dewatering plan for the tailings impoundment. The reclamation and closure cost accrual for the Grouse Creek mine totaled $28.2 million as of September 30, 2002, although it is possible that the estimate may change in the future due to the assumptions and estimates inherent in the accrual.


EXPLORATION

     We conduct exploration activities from our headquarters in Coeur d'Alene, Idaho. We own or control patented and unpatented mining claims, fee land, mineral concessions and state and private leases in the United States, Mexico, Venezuela and other South American countries. Our strategy regarding reserve replacement is to concentrate our efforts on: (1) existing operations where an infrastructure already exists; (2) other properties presently being developed; and (3) advanced-stage exploration properties that have been identified as having potential for additional discoveries principally in the United States, Mexico and Venezuela. We are currently concentrating our exploration activities at the Greens Creek silver mine, in which we maintain a 29.73% interest, the La Camorra gold mine and the San Sebastian silver mine.


     VENEZUELA

     In March 2002, we were informed by CVG-Minerven (a Venezuelan government-owned gold mining company) that we had been awarded the Block B exploration and mining lease near El Callao in the Venezuelan State of Bolivar. Block B is 1,795 hectare land position in the historic El Callao gold district that includes the historic Chile, Laguna and Panama mines which produced over
1.5 million ounces of gold between 1921 and 1946. Pursuant to our agreement with CVG-Minerven, we paid CVG-Minerven $500,000 on September 6, 2002. In March 2003, an additional payment of $1.25 million will be required, with a final payment of $1.0 million due in September 2003. We will also pay CVG-Minervan a royalty of 2% to 3% (depending on the price of gold) on all of our production from Block B.


     NEVADA

     On August 2, 2002, through our wholly owned subsidiary Hecla Ventures Corporation, we entered into an earn-in agreement with Rodeo Creek Gold, Inc., a wholly owned subsidiary of Great Basin Gold Ltd. ("Great Basin"), to acquire a 50% interest in an area of Great Basin's Ivanhoe high grade gold property, which is referred to as the Hollister Development Block and is located on the Carlin Trend in Nevada. An "earn-in" agreement is an agreement under which a party must take certain actions in order to "earn" an interest in an entity. In order to receive the interest, we are required to complete a multi-stage exploration and development program leading to commercial production. We may also choose to make certain payments in lieu of completing all stages of exploration and development. In either instance, we estimate the cost to be $21.8 million. We intend to fund the earn-in activities with existing cash and cash equivalents, future cash flow from operations and amounts available under existing credit agreements. We believe that the dollar value of our 50% interest in the Hollister Development Block is approximately equivalent to the $21.8 million that we currently estimate we will need to spend in order to obtain our interest.

     Pursuant to the Earn-In Agreement, we have agreed to issue to Great Basin and Great Basin has agreed to issue to us, a series of warrants to purchase common stock exercisable within two years at prevailing market prices at the time of their issuance. At execution of the agreement, we issued a warrant to purchase 2.0 million shares of our common stock to Great Basin and Great Basin issued warrants to purchase 1.0 million shares of its common stock to us. The warrant to purchase our common stock is exercisable on or before August 1, 2004 at $3.73 per share. The beneficial owner of the warrant to purchase our common stock is Great Basin. The agreement obligates us to issue a warrant to purchase an additional 1.0 million shares of our common stock to Great Basin when we decide to commence certain development activities, and an additional warrant to purchase 1.0 million shares of our common stock following completion of such activities. Great Basin will issue warrants to purchase 500,000 shares of its common stock to us immediately upon receipt of the second and third warrants to purchase our stock. We have entered into a registration rights agreement with Great Basin that requires us to use reasonable efforts to cause the shares underlying the respective warrants to be registered within four months of the date the warrants are issued. In addition to the foregoing, we will pay to Great Basin from our share of commercial production a sliding scale royalty that is dependent on the cash operating profit per ounce of gold equivalent production.

     Mineral exploration, particularly for silver and gold, is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that our mineral exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

     Properties are continually being added to or dropped from our inventory as a result of exploration and acquisition activities. Exploration expenditures for the three years ended December 31, 2001, 2000 and 1999, were approximately $2.2 million, $6.3 million and $5.5 million, respectively. We currently estimate that exploration expenditures for the year ended December 31, 2002 were in the range of $5.5 million to $6.5 million, principally for continued drilling in Venezuela on the Main vein down-dip extension, the Betzy vein West Flank, at Canaima and on the Block B concessions, and in Mexico on the Francine and Don Sergio veins. Other exploration activities anticipated include an exploration drift to the Gallagher fault block at Greens Creek and continued permitting activities at the Hollister Development Block in Nevada.


REGULATION OF MINING ACTIVITY

     Our U.S. mining operations are subject to inspection and regulation by the Mine Safety and Health Administration of the Department of Labor (MSHA) under provisions of the Federal Mine Safety and Health Act of 1977. MSHA directives have had no material adverse impact on our results of operations or financial condition and we believe that we are substantially in compliance with the regulations promulgated by MSHA.

     All of our exploration, development and production activities in the United States, Mexico and South America are subject to regulation by governmental agencies under one or more of the various environmental laws. These laws address emissions to the air, discharges to water, management of wastes, management of hazardous substances, protection of natural resources, protection of antiquities and reclamation of lands which are disturbed. We believe that we are in substantial compliance with applicable environmental regulations. Many of the regulations also require permits to be obtained for our activities. These permits normally are subject to public review processes resulting in public approval of the activity. While these laws and regulations govern how we conduct many aspects of our business, our management does not believe that they have a material adverse effect on our results of operations or financial condition at this time. Our projects are evaluated considering the cost and impact of environmental regulation on the proposed activity. New laws and regulations are evaluated as they develop to determine the impact on, and changes necessary to, our operations. It is possible that future changes in these laws or regulations could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time. We believe that adequate provision has been made for disposal of mine waste and mill tailings at all of our operating and nonoperating properties in a manner that complies with current federal and state environmental requirements.

     Environmental laws and regulations may also have an indirect impact on us, such as increased cost for electricity. Charges by smelters to which we sell our metallic concentrates and products have substantially increased over the past several years because of requirements that smelters meet revised environmental quality standards. We have no control over the smelters' operations or their compliance with environmental laws and regulations. If the smelting capacity available to us was significantly reduced because of environmental requirements or otherwise, it is possible that our silver operations could be adversely affected.

     Our U.S. operations are also subject to regulations under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA or Superfund), which regulates and establishes liability for the release of hazardous substances, and the Endangered Species Act (ESA), which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. See "Risk Factors -- We face substantial government regulation and environmental risks."

LEGISLATION

     From time to time, the U.S. Congress considers proposed amendments to the General Mining Law of 1872, as amended, which governs mining claims and related activities on federal lands. Legislation previously introduced in Congress would have changed the current patent procedures, imposed certain royalties on production and enacted new reclamation, environmental controls and restoration requirements with respect to mining activities on federal lands. There was no significant activity with respect to mining law reform in Congress in 2001 and the first nine months of 2002, but the extent of any such changes is not known and the potential impact on us as a result of congressional action is difficult to predict. Although a majority of our existing mining operations occur on private or patented property, changes to the General Mining Law, if adopted, could adversely affect our ability to economically develop mineral resources on federal lands.

EMPLOYEES

     As of September 30, 2002, we employed 700 people, including people employed with our subsidiaries, 394 of which were covered by labor agreements.

PROPERTIES

     Our principal mineral properties are described above. We also have interests in a number of other mineral properties in the United States, Mexico and South America. Although some of such properties are known or believed to contain significant quantities of mineralization, they are not considered material to our operations at the present time. Encouraging results from further exploration or increases in the market prices of certain metals could, in the future, make such properties considerably more valuable to our business taken as a whole.

     Our general corporate office is located in Coeur d'Alene, Idaho. We closed a transaction selling the corporate office building on April 8, 2002, but we have leased a portion of the building following the sale for continued use as our general corporate offices. We believe that our existing facilities are sufficient for our intended purposes.

LEGAL PROCEEDINGS

     BUNKER HILL SUPERFUND SITE

     In 1994, we, as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), entered into a consent decree with the Environmental Protection Agency (EPA) and the state of Idaho, concerning environmental remediation obligations at the Bunker Hill Superfund site located in Kellogg, Idaho. The 1994 Consent Decree (the "1994 Decree") settled our response-cost liability under CERCLA at the Bunker Hill 21-square mile site. In August 2000, Sunshine Mining and Refining Company which was also a party to the 1994 Decree, filed for Chapter 11 bankruptcy and in January 2001, the Federal District Court approved a new Consent Decree between Sunshine, the U.S. Government and the Coeur d'Alene Indian Tribe which settled Sunshine's environmental liabilities in the Coeur d'Alene Basin lawsuits described below and released Sunshine from further obligations under the 1994 Decree. In response to a request by us and ASARCO Incorporated, the United States Federal District Court in Idaho, having jurisdiction over the 1994 Decree issued an Order in September 2001 that the 1994 Decree should be modified in light of a significant change in factual circumstances not reasonably anticipated by the mining companies at the time they signed the 1994 Decree. In its Order, the Court reserved the final ruling on the appropriate modification to the 1994 Decree until after the issuance of the Record of Decision on the Basin-Wide Remedial Investigation/Feasibility Study. The EPA issued the Record of Decision ("ROD") on the Basin in September 2002, proposing a $359 million Basin clean up plan to be implemented over 30 years. The ROD also establishes a review process at the end of the 30-year period to determine if further remediation would be appropriate. Based on the 2001 Order issued by the Court, we intend to seek relief from the work program under the 1994 Decree within the Bunker Hill site. In addition, we and ASARCO have negotiated a reduced 2002 work program with the EPA and the State of Idaho pending the outcome of the dispute resolution over the 1994 Decree. As of September 30, 2002, we have estimated and accrued a liability for remedial activity costs at the Bunker Hill site of $8.9 million. These estimated expenditures are anticipated to be made over the next three to five years. Although we believe the accrual is adequate based upon our current estimates of aggregate costs, it is reasonably possible that our estimate of our obligations may change in the near or long term.

     COEUR D'ALENE RIVER BASIN ENVIRONMENTAL CLAIMS

     Coeur d'Alene Indian Tribe Claims

     In July 1991, the Coeur d'Alene Indian Tribe brought a lawsuit, under CERCLA, in Idaho Federal District Court against us and a number of other mining companies asserting claims for damages to natural resources downstream from the Bunker Hill site over which the Tribe alleges some ownership or control. The Tribe's natural resource damage litigation has been consolidated with the United States' litigation described below.

     U.S. Government Claims

     In March 1996, the United States filed a lawsuit in Idaho Federal District Court against certain mining companies that conducted historic mining operations in the Silver Valley of northern Idaho, including us. The lawsuit asserts claims under CERCLA and the Clean Water Act and seeks recovery for alleged damages to or loss of natural resources located in the Coeur d'Alene River Basin in northern Idaho for which the United States asserts to be the trustee under CERCLA. The lawsuit asserts that the defendants' historic mining activity resulted in releases of hazardous substances and damaged natural resources within the Basin. The suit also seeks declaratory relief that we and other defendants are jointly and severally liable for response costs under CERCLA for historic mining impacts in the Basin outside the Bunker Hill site. We have asserted a number of defenses to the United States' claims.

     In May 1998, the EPA announced that it had commenced a Remedial Investigation/Feasibility Study under CERCLA for the entire Basin, including Lake Coeur d'Alene, in support of its response cost claims asserted in its March 1996 lawsuit. In October 2001, the EPA issued its proposed clean-up plan for the Basin. The EPA issued the Record of Decision on the Basin in September 2002, proposing a $359 million Basin clean up plan to be implemented over 30 years. The ROD also establishes a review process at the end of the 30-year period to determine if further remediation would be appropriate.

     The first phase of the trial commenced on the consolidated Coeur d'Alene Indian Tribe's and the Federal District Court cases on January 22, 2001, and was concluded on July 30, 2001. In the first phase of the trial, the Court has been asked to determine the extent of liability, if any, of the defendants for the plaintiffs' CERCLA claims. The Court has also been asked to determine the liability of the United States for its historic involvement in the Basin. No decision on the issues before the Court in the first phase of the litigation has been issued. If liability is determined in the first phase, a second trial is anticipated to be scheduled during 2003 to address damages and remedy selection. Two of the defendant mining companies, Coeur d'Alene Mines Corporation and Sunshine Mining and Refining Company, settled their liabilities under the litigation during the first quarter of 2001. We and ASARCO are the only defendants remaining in the litigation.

     During 2000 and into 2001, we were involved in settlement negotiations with representatives of the U.S. government and the Coeur d'Alene Indian Tribe. We also participated with certain of the other defendants in the litigation in a state of Idaho led settlement effort. On August 16, 2001, we entered into an Agreement in Principle with the United States and the State of Idaho to settle the governments' claims for natural resource damages and clean-up costs related to the historic mining practices in the Coeur d'Alene Basin in northern Idaho. Since August 2001, we and EPA have continued to negotiate a final consent decree based upon the terms set forth in the Agreement in Principle. Due to a number of changes that have occurred since the signing of the Agreement in Principle, including improvements in the environmental conditions at Grouse Creek and lower estimated clean-up costs in the Coeur d'Alene Basin as well as our improved financial condition, the terms of the multiple properties settlement approach set forth in the Agreement in Principle no longer appears favorable to us. Therefore, the United States, the State of Idaho and we have agreed to discontinue utilizing the Agreement in Principle as a settlement vehicle. However, we anticipate further settlement negotiations with the United States and the State of Idaho to limit our environmental clean-up liabilities for historic mining practices in the Coeur d'Alene Basin. Due to a number of uncertainties related to this matter, including the outcome of pending litigation and the result of any settlement negotiations, we do not have the ability to estimate what, if any, liability exists related to the Coeur d'Alene Basin at this time.

     It is reasonably possible that our ability to estimate what, if any, obligation relating to the Coeur d'Alene Basin may change in the near or long term depending on a number of factors. In addition, an adverse ruling against us for liability and damages in this matter could have a material adverse effect on us.

     Class Action Litigation

     On or about January 7, 2002, a class action complaint was filed in this matter in the Idaho District Court, County of Kootenai, against several corporate defendants, including us. We were served with the Complaint on January 29, 2002. The Complaint sought certification of three plaintiff classes of Coeur d'Alene Basin residents and current and former property owners to pursue three types of relief: various medical monitoring programs, real property remediation and restoration programs, and damages for diminution in property value, plus other damages and costs. On April 23, 2002, we filed a motion with the Court to dismiss the claims for relief relating to any medical monitoring program and the remediation and restoration programs. At a hearing before the Idaho District Court on our and other defendants' motions held October 16, 2002, the Judge struck the complaint filed by the plaintiffs in January 2002 and instructed the plaintiffs to re-file the complaint limiting the relief requested by the plaintiffs to wholly private damages. The Court also dismissed the medical monitoring claim as a separate cause of action and stated that any requested remedy that encroached upon the EPA's clean up in the Silver Valley would be precluded by the pending Federal Court case. The plaintiffs re-filed their amended complaint on January 9, 2003. As ordered by the Court, the amended Complaint omits any cause of action for medical monitoring and no longer requests relief in the form of real property remediation or restoration programs. We believe the Complaint is subject to challenge on a number of bases and intend to vigorously defend this litigation.


     INSURANCE COVERAGE LITIGATION

     In 1991, we initiated litigation in the Idaho District Court, County of Kootenai, against a number of insurance companies that provided comprehensive general liability insurance coverage to us and our predecessors. We believe the insurance companies have a duty to defend and indemnify us under their policies of insurance for all liabilities and claims asserted against us by the EPA and the tribe under CERCLA related to the Bunker Hill site and the Basin in northern Idaho. In 1992, the Idaho State District Court ruled that the primary insurance companies had a duty to defend us in the Tribe's lawsuit. During 1995 and 1996, we entered into settlement agreements with a number of the insurance carriers named in the litigation. We have received a total of approximately $7.2 million under the terms of the settlement agreements. Thirty percent of these settlements were paid to the EPA to reimburse the U.S. government for past costs under the Bunker Hill site Consent Decree. Litigation is still pending against one insurer with trial suspended until the underlying environmental claims against us are resolved or settled. The remaining insurer in the litigation, along with a second insurer not named in the litigation, is providing us with a partial defense in all Basin environmental litigation. As of September 30, 2002, we have not reduced our accrual for reclamation and closure costs to reflect the receipt of any potential insurance proceeds.


     OTHER CLAIMS

     In 1997, our then subsidiary, Kentucky-Tennessee Clay Company (K-T Clay), terminated shipments (comprising approximately 1% of annual ball clay production) sold to animal feed producers, when the Food and Drug Administration determined trace elements of dioxin were present in poultry. Dioxin is inherently present in ball clays generally. On September 22, 1999, Riceland Foods (the primary purchaser of ball clay from K-T Clay used in animal feed) commenced litigation against K-T Clay in State Court in Arkansas to recover its losses and its insurance company's payments to downstream users of its animal feed. The complaint alleged negligence, strict liability and breach of implied warranties and seeks damages in excess of $7.0 million. Legal counsel retained by the insurance company for K-T Clay had the case removed to Federal District Court in Arkansas. In July 2000, a second complaint was filed against K-T Clay and us in Arkansas State Court by Townsends, Inc., another purchaser of animal feed containing ball clay sold by K-T Clay. A third complaint was filed in the Federal District Court in Arkansas on August 31, 2000, by Archer Daniels Midland Company, a successor in interest to Quincy Soybean Company, a third purchaser of ball clay sold by K-T Clay and used in the animal feed industry. The Townsends and Archer Daniels lawsuits allege damages totaling approximately $300,000 and $1.4 million, respectively. These complaints contain similar allegations to the Riceland Foods' case and legal counsel retained by the insurance carrier is defending K-T Clay and us in these lawsuits. We believe that these claims comprise substantially all the potential claims related to this matter. In January 2001, we were dismissed from the only lawsuit in which we had been named as a defendant. In March 2001, prior to trial, K-T Clay settled the Riceland Foods litigation against K-T Clay through settlement payment substantially funded by K-T Clay's insurance carrier. K-T Clay contributed $230,000 toward the Riceland Foods settlement. In August 2001, the Federal District Court dismissed the Archer Daniels litigation; however, a similar lawsuit based upon implied warranty was refiled by Archer Daniels against K-T Clay on October 24, 2001, in Arkansas Federal Court. The defense of the Townsends lawsuit is being covered by insurance. We believe that K-T Clay's insurance coverage is available to cover the remaining claims. On March 27, 2001, we sold our interest in K-T Clay. However, we agreed to indemnify the purchaser of K-T Clay from all liability resulting from these dioxin claims and litigation to the extent not covered by insurance. In July 2002, K-T Clay, through its insurance carrier, negotiated settlements of both remaining lawsuits. The settlement payments will be funded 100% by K-T Clay's insurance carrier. Based on the settlement agreements, the respective courts dismissed both lawsuits.

     On November 17, 2000, we entered into an agreement with Zemex U.S. Corporation guaranteed by its parent, Zemex Corporation of Toronto, Canada, to sell the stock of K-T Clay and K-T Mexico, which included the ball clay and kaolin operations, for a price of $68.0 million. On January 18, 2001, Zemex U.S. Corporation failed to close on the transaction, and on January 22, 2001, we brought suit in the United States District Court for the Northern District of Illinois, Eastern Division, against the parent, Zemex Corporation, under its guarantee for its subsidiary's failure to close on the purchase and meet its obligations under the November 2000 agreement. Discovery has been completed and the Court indicated the matter may be tried in late January or early February 2003. At September 30, 2002, we have not recorded any potential gain from the resolution of this litigation and have recorded the associated costs to expense as incurred. On January 18, 2003, the parties reached an agreement pursuant to which Zemex will pay us $3,950,000 in full settlement of our claims.

     In March 2002, Independence Lead Mines Company ("Independence"), the holder of a net 18.52% interest in the Gold Hunter or DIA unitized area of the Lucky Friday mine, notified us of certain alleged defaults by us under the 1968 Lease Agreement between the unit owners (Independence and us under the terms of the 1968 DIA Unitization Agreement) as lessors and defaults by us as lessee and operator of the properties. We are a net 81.48% interest holder under these Agreements. Independence alleges that we violated the "prudent operator obligations" implied under the lease by undertaking the Gold Hunter project and violated certain other provisions of the Agreement with respect to milling equipment and calculating net profits and losses. Under the Lease Agreement, we have the exclusive right to manage, control and operate the DIA properties, and our decisions with respect to the character of work are final. On June 17, 2002, Independence filed a lawsuit in Idaho State District Court seeking termination of the Lease Agreement and requesting unspecified damages. We believe that we have fully complied with all obligations of the 1968 Lease Agreement and will be able to successfully defend our right to operate the property under the Lease Agreement. See "Risk Factors -- The titles to some of our properties may be defective."

     In Mexico, our subsidiary, Minera Hecla S.A. de C.V., is involved in litigation concerning a lien on certain major components of the Velardena mill that predated the sale of the mill to Minera Hecla. The amount of the lien is approximately $2,017,000 plus accrued interest of approximately $124,000. There is currently pending an appeal in Mexico of the $2,017,000 judgment which underlies the lien. In a suit (Gaitan v. El Juez de Terreon) before a federal court in Terreon, Mexico, a claim was made in September 2001 by the lien holder as to the validity of the sale of the Velardena mill to Minera Hecla. The decision in that suit and a subsequent appeal upheld the validity of the sale to Minera Hecla. In another action brought by Minera Hecla in September 2001 before a federal court in Durango, Mexico (Minera Hecla v. El Juez ce Cuidad de Mexico Civil) Minera Hecla challenged the validity of the lien as to Minera Hecla as purchaser of the mill. The decision in that suit and a subsequent appeal upheld the validity of the lien on the equipment as to Minera Hecla as purchaser. As a result of this proceeding, the lien holder has the right to take possession of the equipment at a time that has not yet been determined by the Mexico court system. Minera Hecla is evaluating whether to proceed with additional legal or other actions to preclude enforcement of the lien, including the possibility of removing the lien by paying judgment and interest to the lien holder. IIG Capital LLC, the lender of funds used to acquire the mill, agreed to indemnify us for all obligations or losses relating to these liens or claims. Minera Hecla has demanded that IIG Capital resolve this matter prior to the lien holder's taking possession of equipment essential to operation of the mill. Enforcement of the lien could result in an interruption of mill operation and production at the San Sebastian mine.

     We are subject to other legal proceedings and claims not disclosed above which have arisen in the ordinary course of our business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these other matters, it is the opinion of our management that the outcome of these other matters will not have a material adverse effect on our financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Information with respect to our directors and executive officers as of December 31, 2002 is set forth as follows:

                                     AGE                       POSITION
                                    -----                      ---------
Phillips S. Baker, Jr. (1,4) ...... 43    President, Chief Operating Officer and Chief
                                          Financial Officer
Arthur Brown (1,4,6,9) ............ 62    Chairman of the Board and Chief Executive Officer
Michael H. Callahan (9) ........... 39    Vice President - Corporate Development
Ronald W. Clayton ................. 44    Vice President - U.S. Operations
Thomas F. Fudge, Jr. .............. 47    Vice President - Operations
Vicki J. Veltkamp ................. 46    Vice President - Investor and Public Relations
Lewis E. Walde .................... 35    Vice President - Controller and Treasurer
John E. Clute (1,4,5) ............. 68    Director
Joe Coors, Jr. (2,3,4,5) .......... 60    Director
Ted Crumley (1,2,4,5) ............. 57    Director
Charles L. McAlpine (3,4,5,7) ..... 68    Director
Jorge E. Ordonez C. (2,3,4,7) ..... 63    Director
Dr. Anthony P. Taylor (7)(8) ...... 61    Director

----------
(1)   Member of Executive Committee

(2)   Member of Finance Committee

(3)   Member of Audit Committee

(4)   Member of Directors Nominating Committee

(5)   Member of Compensation Committee

(6)   Member of Retirement Board

(7)   Member of Technical Committee

(8)   Elected by holders of Series B Preferred Stock

(9)   Arthur Brown is Michael H. Callahan's father-in-law

     Phillips S. Baker, Jr. has been our President and Chief Operating Officer since November 2001 and a director since November 2001. Prior to that, Mr. Baker was our Vice President -- Chief Financial Officer from May 2001 to November 2001. Prior to joining us, Mr. Baker served as Vice President and Chief Financial Officer of Battle Mountain Gold Company (a gold mining corporation) from March 1998 to January 2001 and Vice President and Chief Financial Officer of Pegasus Gold Corporation (a gold mining corporation) from January 1994 to January 1998.

     Arthur Brown has been Chairman of our board of directors since June 1987 and has served as our Chief Executive Officer since May 1987. Prior to that, Mr. Brown was our President from May 1986 to November 2001 and our Chief Operating Officer from May 1986 to May 1987. Mr. Brown also serves as a director for AMCOL International Corporation (an American industrial minerals company), Idaho Independent Bank and Tango Minerals Company (a Canadian mining company).

     On December 18, 2002, Arthur Brown announced that he would retire as Chief Executive Officer effective in May 2003. Subject to formal Board approval, we expect that he will be succeeded by Phillips Baker, currently our President. Mr. Brown will remain as Chairman of the Board.

     Michael H. Callahan has been our Vice President -- Corporate Development since February 2002 and President of Minera Hecla Venezolana since 2000. Prior to that Mr. Callahan was Director of Accounting and Information Services from 1999 to 2000. From 1997 to 1999 Mr. Callahan was the Financial Manager of Silver Valley Resources. Mr. Callahan was also the Senior Financial Analyst for us from 1994 to 1996.

     Ronald W. Clayton was appointed Vice President -- U.S. Operations on September 27, 2002. Prior to joining us, Mr. Clayton was Vice President -- Operations for Stillwater Mining Company from July 2000 to May 2002. Mr. Clayton was also our Vice President -- Metals Operations from May 2000 to July 2000. Mr. Clayton also served as Manager of Operations and General Manager of our Rosebud, Republic and Lucky Friday mines from 1987 to 2000.

     Thomas F. Fudge has been our Vice President -- Operations since June 2001. Prior to that, Mr. Fudge was our Manager of Operations from July 2000 to May 2001 and our Lucky Friday Unit Manager from 1995 to 2000.

     Vicki J. Veltkamp has been our Vice President -- Investor and Public Relations since May 2000. Prior to that, Ms. Veltkamp has served in various administrative functions with us from 1995 to 2000.

     Lewis E. Walde has been our Vice President -- Controller since June 2001 and our Treasurer since February 2002. Prior to that, Mr. Walde was our Controller from May 2000 to May 2001, our Assistant Controller from January 1999 to April 2000 and held various accounting functions with us from June 1992 to December 1998.

     John E. Clute has served as a director since 1981. Mr. Clute has been a Professor of Law at Gonzaga University School of Law from 2001 to the present. Prior to that, Mr. Clute was the Dean of Gonzaga University School of Law from 1991 to 2001. Mr. Clute serves as a director of The Jundt Growth Fund, Inc.; the Jundt Funds, Inc. (Jundt U.S. Emerging Growth Fund, Jundt Opportunity Fund, Jundt Mid-Cap Growth Fund, Jundt Science & Technology Fund and Jundt Twenty-Five Fund); American Eagle Funds, Inc. (American Eagle Capital Appreciation Fund, American Eagle Large-Cap Growth Fund and American Eagle Twenty Fund); and RealResume, Inc.

     Joe Coors, Jr. has served as a director since 1990. Mr. Coors was the Chairman of the Board and Chief Executive Officer of CoorsTek, Inc. (formerly Coors Ceramics Company) (a ceramic corporation) from 1985 until his retirement in 2001. Mr. Coors serves as a director of Children's Technology Group and the Fellowship of Christian Athletes for the state of Colorado. Mr. Coors is the Retired Chairman of the Air Force Memorial Foundation.

     Ted Crumley has served as a director since 1995. Mr. Crumley has served as the Senior Vice President and Chief Financial Officer of Boise (manufacturer of paper and forest products) from 1994 to the present. Prior to that, Mr. Crumley was Vice President and Controller of Boise from 1990 to 1994.

     Charles L. McAlpine has served as a director since 1989. Concurrently, Mr. McAlpine served as the President of Arimathaea Resources Inc. (a Canadian gold exploration company) from 1982 to 1992. Mr. McAlpine serves as a director of First Tiffany Resource Corporation, Goldstake Explorations Inc. (a Canadian mining exploration corporation) and Postec Systems Inc.

     Jorge E. Ordonez C. has served as a director since 1994. Mr. Ordonez has served as the President and Chief Executive Officer of Ordonez Profesional S.C. (a business and management consulting corporation specializing in mining) from 1988 to present. Mr. Ordonez is a director of Altos Hornos de Mexico, S.A. de C.V.; Minera Carbonifera Rio Escondido, S.A. de C.V.; Grupo Acerero del Norte, S.A. de C.V.; Fischer-Watt Gold Co., Inc. Mr. Ordonez received the Mexican National Geology Recognition in 1989 and was elected to the Mexican Academy of Engineering in 1990.

     Dr. Anthony P. Taylor has served as a director since May 2002. Mr. Taylor has been the President, CEO and Director of Millennium Mining Corporation (a minerals exploration corporation) since January 2000 and the President and Director of Oakhill Consultants since October 1996 (a minerals exploration corporation and geological consulting company) and the President and Director of Caughlin Preschool Corp. since October 2001. Prior to that, Mr. Taylor was the Vice President -- Exploration of First Point US Minerals (a minerals exploration corporation) from May 1997 to December 1999 and the President and Director of Great Basin Exploration & Mining Co., Inc. (a minerals exploration corporation) from June 1990 to January 1996.

VACANCY

     David Christensen, one of our two directors elected by holders of Series B preferred stock, resigned from our board of directors in October 2002. He joined Credit Suisse First Boston as a research analyst after he joined our board and advised us that he wished to avoid any appearance of conflict of interest as a result of his new position. In order to fill the resulting vacancy, the remaining director elected by the holders of Series B preferred stock will name a new director. It is currently anticipated that the new director will be named by February 2003.


DIRECTOR COMPENSATION

     We compensate our directors who are not employees for their services as follows: (i) a retainer fee of $3,000 per calendar quarter; (ii) $2,000 for each director's meeting attended; and (iii) $1,000 for attending any meeting of any committee of the board of directors.

     In August 1994, we adopted a new Deferred Compensation Plan for directors which commenced January 1, 1995 (1994 Plan). At the February 2001 quarterly Directors' meeting, the directors elected to terminate the 1994 Plan effective April 1, 2001, with payment of the dollar amounts and stock held under the plan to be paid or distributed out to the participants on a monthly basis over a 24-month period commencing April 15, 2001. If a director retires from or terminates his employment with us, the director is still entitled to a distribution of his account and stock held under the plan within a period of 60 days following the date of his termination of employment or retirement.

     In March 1995, we adopted the Hecla Mining Company Stock Plan for Nonemployee Directors (Directors Stock Plan), which became effective following stockholder approval on May 5, 1995. The maximum number of shares of common stock that may be issued under the plan is 1,000,000. Annually, each nonemployee director is credited that number of shares determined by dividing $10,000 by the average closing price for our common stock on the New York Stock Exchange for the prior calendar year. The Directors Stock Plan is administered by a committee consisting of our Chief Executive Officer, Treasurer and Controller, which has full authority to construe and interpret the Directors Stock Plan, to establish, amend and rescind rules and regulations relating to the Directors Stock Plan, and to take all such actions and make all such determinations in connection with the Directors Stock Plan as it may deem necessary or desirable.

     The common stock credited under the Plan will be delivered to a director on or beginning on the earlier to occur of (i) the death of the director; (ii) the disability of the director preventing continued service on the board; (iii) the retirement of the director from service; (iv) a cessation of a director's service to us for any reason other than (i) through (iii) above; or (v) our change of control (as defined in the Directors Stock Plan). Subject to certain restrictions, directors may elect to receive the common stock on such date or in annual installments thereafter over 5, 10 or 15 years. Upon delivery, a director will receive the common stock plus dividends or other distributions with respect to the common stock, plus interest at a rate equal to our cost of funds on all such distributions other than our common stock.

     Our directors who are also employees may participate in the 1995 Stock Incentive Plan, described under "Executive Compensation."

EXECUTIVE COMPENSATION

     The following table sets forth information regarding the aggregate compensation for the fiscal years ended December 31, 1999, 2000 and 2001, paid or accrued for (i) our Chief Executive Officer, and (ii) our four other most highly paid executive officers.

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION (1)                    LONG-TERM
                                           ----------------------------------------------------    COMPENSATION
                                                                                                      AWARDS
                                                                                      OTHER         SECURITIES
                                                                                     ANNUAL         UNDERLYING      ALL OTHER
                                                SALARY              BONUS         COMPENSATION     OPTIONS/SARs    COMPENSATION
  NAME AND PRINCIPAL POSITION      YEAR            $                  $                 $             (#)(2)          ($)(3)
-------------------------------   ------   ----------------   ----------------   --------------   -------------   -------------
Arthur Brown ..................   2001          402,500            144,900(6)           --           200,000          43,776
 Chairman & Chief                 2000          402,500             49,616              --           100,000          40,460
 Executive Officer                1999          402,500            116,487              --           160,000         139,205
Michael B. White (5) ..........   2001          230,000             82,500(6)           --            75,000          12,528
 Vice President,                  2000          200,417             22,287              --            45,000          13,034
 General Counsel                  1999          187,000             39,486              --            75,000          13,232
 & Secretary
Phillip S. Baker, Jr. .........   2001          162,500(4)          99,000(6)           --            60,000          49,609
 President & Chief                2000                0                  0              --                 0               0
 Operating Officer                1999                0                  0              --                 0               0
William B. Booth (5) ..........   2001          155,000             58,125(6)           --            60,000           4,889
 Vice President --                2000          148,750             19,330              --            30,000           5,429
 Environmental &                  1999          140,000             29,468              --            50,000           4,625
 Government Affairs
Thomas F. Fudge, Jr. ..........   2001          150,000             45,000(6)           --            60,000           3,335
 Vice President --                2000          127,300             19,683              --             7,000           2,522
 Operations                       1999          108,000             25,360              --             7,000           3,190

----------
(1) The annual compensation set forth in the table is based upon salaries of the Chief Executive Officer and other named executives established in May of each year for June 1 to May 31. This table reflects compensation paid to, or earned by, the executive officers during the fiscal year ending December 31 of each year.

(2) All options granted to the named executives in 2001 were granted under a vesting schedule described in footnote 1 of "Option Grants in Last Fiscal Year".

(3) "All Other Compensation" for the last fiscal year includes the following for Messrs. Brown, White, Baker, Booth and Fudge: (i) matching contributions under our Executive Deferral Plan of $938, $164, $0, $194 and $0 for each named executive, respectively; (ii) the above market portion of interest accrued under our Executive Deferral Plan of $36,150, $8,326, $0, $1,855 and $610 on behalf of each named executive, respectively; (iii) matching contributions under our Capital Accumulation Plan of $2,550, $2,550, $141, $2,550 and $2,545 for each named executive, respectively; (iv) the dollar value benefit of premium payments for term life insurance coverage of $2,838, $488, $0, $290 and $180 for each named executive, respectively; (v) personal tax service provided by consultants at our expense for Mr. Brown, $1,300 and Mr. White, $1,000; and (vi) consulting fees paid to Mr. Baker during 2001 prior to Mr. Baker joining us as an executive on May 1, 2001, in the amount of $49,468.

(4) Commencing on December 1, 2001, 25% of Mr. Baker's base salary was comprised of our restricted common stock issued under the 1995 Stock Incentive Plan, which is distributed to Mr. Baker in substantially equal amounts in arrears on a quarterly basis through December 1, 2002. On February 1, 2002, Mr. Baker received the first such issuance of common stock, of which 6,345 shares were earned in December 2001. The fair market value of such stock on the date paid was $7,169.85, based on the $1.13 per share closing price of our common stock on such date.

(5) Messrs. White and Booth each elected to take early retirement under our Early Retirement Program approved by the board of directors in November 2001. Mr. White retired effective March 1, 2002 and Mr. Booth retired effective March 16, 2002. Each provides consulting services to us pursuant to a Consulting Agreement. Mr. White's consulting agreement has a term of one year, concluding in February 2003 and Mr. Booth's consulting agreement has a term of two years, concluding in March 2004.

(6) The compensation under "Bonus" includes both a stock and cash component, as follows: Mr. Brown, 94,753 shares of common stock and $48,252 in cash; Mr. White, 53,949 shares of common stock and $27,473 in cash; Mr. Baker, 64,738 shares of common stock and $32,967 in cash; Mr. Booth, 38,009 shares of common stock and $19,356 in cash; and Mr. Fudge, 29,426 shares of common stock and $14,985 in cash. The shares of common stock were granted under the 1995 Stock Incentive Plan. The fair market value of the shares on the date of the award was calculated by multiplying the number of shares by $1.02, the average closing price of our common stock from July 2001 through December 2001.

     The following table sets forth information regarding options we granted to the executive officers named in the Summary Compensation Table during 2001.


                        OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                     PERCENT OF                                  ANNUAL RATES OF STOCK
                                                    TOTAL OPTIONS                                  PRICE APPRECIATION
                                                     GRANTED TO       EXERCISE                    FOR OPTION TERM (2)
                                      OPTIONS       EMPLOYEES IN      OR BASE      EXPIRATION   ------------------------
              NAME                  GRANTED (1)      FISCAL YEAR     PRICE (2)        DATE          5%           10%
--------------------------------   -------------   --------------   -----------   -----------   ----------   -----------
Arthur Brown ...................      200,000           28.65%        $ 1.13      06/07/06       $62,440      $137,960
Michael B. White ...............       75,000           10.74%        $ 1.13      06/07/06       $23,415      $ 51,735
William S. Booth ...............       60,000            8.60%        $ 1.13      06/07/06       $18,732      $ 41,388
Phillips S. Baker, Jr. .........       60,000            8.60%        $ 1.13      06/07/06       $18,732      $ 41,388
Thomas F. Fudge, Jr. ...........       60,000            8.60%        $ 1.13      06/07/06       $18,732      $ 41,388

----------
(1) There are no tax-offset bonuses accompanying these options. All such options have vested. All options were granted with an exercise price equal to the fair market value of the common stock on the date of grant.

(2) The potential realizable value shown in the table represents the maximum gain if held for the full five-year term at each of the assumed annual appreciation rates. Gains, if any, are dependent upon the actual performance of the common stock and the timing of any sale of the common stock received upon exercising the options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES

     The following table shows information concerning the exercise of stock options during fiscal year 2001 by each of the named executive officers and the fiscal year-end value of unexercised options.

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS/
                                                            OPTIONS/SARs AT 12/31/01        SARs AT 12/31/01/01*
                                                          ----------------------------- ----------------------------
                                 SHARES                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                               ACQUIRED ON      VALUE     ------------- --------------- ------------- --------------
            NAME              EXERCISE (#)   REALIZED ($)      (#)            (#)            ($)            ($)
---------------------------- -------------- ------------- ------------- --------------- ------------- --------------
Arthur Brown ...............      0              0          568,666        203,334           0               0
Michael B. White ...........      0              0          220,750         95,750           0               0
William B. Booth ...........      0              0          173,500         74,500           0               0
Thomas F. Fudge, Jr. .......      0              0           50,500         40,000           0               0
Phillips S. Baker, Jr. .....      0              0           20,000         40,000           0               0

----------
* This column indicates the aggregate amount, if any, by which the market value of our common stock on December 31, 2001 exceeded the options' exercise price, based on the closing per share sale price of our common stock on December 31, 2001 of $0.94 on the New York Stock Exchange.


RETIREMENT PLAN

     Our officers participate in the Hecla Mining Company Qualified Retirement Plan (Retirement Plan), which covers substantially all of our employees, except for certain hourly employees who are covered by separate plans. Contributions to the Retirement Plan, and the related expense or income, are based on general actuarial calculations and, accordingly, no portion of our contributions, and related expenses or income, is specifically attributable to our officers. We were not required to make a contribution for 2001. We also have an unfunded Supplemental Retirement Benefit Plan adopted in November 1985 (Supplemental
Plan) under which the amount of any benefits not payable under the Retirement Plan by reason of the limitations imposed by the Internal Revenue Code and/or the Employee Retirement Income Security Act, as amended (Acts), and the loss, if any, due to a deferral of salary made under our Executive Deferral Plan and/or our Capital Accumulation Plan will be paid out of our general funds to any employee who may be adversely affected. Under the Acts, the current maximum annual pension benefit payable by the plan to any employee is $140,000 subject to specified adjustments. Upon reaching the normal retirement age of 65, each participant is eligible to receive annual retirement benefits in monthly installments for life equal to, for each year of credited service, 1% of final average annual earnings (defined as the highest average earnings of such employee for any 36 consecutive calendar months during the final 120 calendar months of service) up to the applicable covered compensation level (which level is based on the Social Security maximum taxable wage base) and 1.75% of the difference, if any, between final average annual earnings and the applicable covered compensation level. The Retirement Plan and Supplemental Plan define earnings for purposes of the plans to be "a wage or salary for services of employees inclusive of any bonus or special pay including gainsharing programs, contract miners' bonus pay and the equivalent."


     The following table shows estimated aggregate annual benefits under the Retirement Plan and the Supplemental Plan payable upon retirement to a participant who retires in 2001 at age 65 having the years of service and final average annual earnings as specified. The table assumes Social Security covered compensation levels as in effect on January 1, 2001.



                                                    YEARS OF CREDITED SERVICE
   FINAL AVERAGE     ---------------------------------------------------------------------------------------
  ANNUAL EARNINGS        5           10           15           20           25           30           35
------------------   ---------   ----------   ----------   ----------   ----------   ----------   ----------
$100,000..........    $ 7,434     $14,868      $ 22,301     $ 29,735     $ 37,169     $ 44,603     $ 52,036
125,000 ..........      9,621      19,243        28,864       38,485       48,106       57,728       67,349
150,000 ..........     11,809      23,618        35,426       47,235       59,044       70,853       82,661
175,000 ..........     13,996      27,993        41,989       55,985       69,981       83,978       97,974
200,000 ..........     16,184      32,368        48,551       64,735       80,919       97,103      113,286
225,000 ..........     18,371      36,743        55,114       73,485       91,856      110,228      128,599
250,000 ..........     20,559      41,118        61,676       82,235      102,794      123,353      143,911
275,000 ..........     22,746      45,493        68,239       90,985      113,731      136,478      159,224
300,000 ..........     24,934      49,868        74,801       99,735      124,669      149,603      174,536
325,000 ..........     27,121      54,243        81,364      108,485      135,606      162,728      189,849
350,000 ..........     29,309      58,618        87,926      117,235      146,544      175,853      205,161
375,000 ..........     31,496      62,993        94,489      125,985      157,481      188,978      220,474
400,000 ..........     33,684      67,368       101,051      134,735      168,419      202,103      235,786
425,000 ..........     35,871      71,743       107,614      143,485      179,356      215,228      251,099
450,000 ..........     38,059      76,118       114,176      152,235      190,294      228,353      266,411
475,000 ..........     40,246      80,493       120,739      160,985      201,231      241,478      281,724
500,000 ..........     42,434      84,868       127,301      169,735      212,169      254,603      297,036
525,000 ..........     44,621      89,243       133,864      178,485      223,106      267,728      312,349

     Benefits listed in the pension table are not subject to any deduction for Social Security or other offset amounts. As of December 31, 2001, the following executive officers had completed the indicated number of full years of credited service: A. Brown, 34 years; M. B. White, 21 years; P. S. Baker, less than 1 year; W. B. Booth, 16 years; and T. F. Fudge, 8 years.


1995 STOCK INCENTIVE PLAN

     Our officers and employees, designated by the committee of the board designated to administer the plan, who are responsible for or contribute to our management, growth and profitability are eligible to be granted awards under the Hecla Mining Company 1995 Stock Incentive Plan (1995 Stock Incentive Plan).

     Stock options, including incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and performance units are available for grant under the 1995 Stock Incentive Plan by the committee in its discretion. The 1995 Stock Incentive Plan authorizes the issuance of up to 6,000,000 shares of our common stock pursuant to the grant or exercise of awards under the plan. The board committee that administers the 1995 Stock Incentive Plan has broad authority to fix the terms and conditions of individual agreements with participants, including the duration of the award and any vesting requirements.

     At the time an award is made under the 1995 Stock Incentive Plan or at any time thereafter, the committee may grant to the participant receiving such award the right to receive a cash payment in an amount specified by the committee, to be paid at such time or times (if ever) as the award results in compensation income to the participant, for the purpose of assisting the participant to pay the resulting taxes, all as determined by the committee and on such other terms and conditions as the committee shall determine.

     The 1995 Stock Incentive Plan will terminate 15 years after the effective date of the plan.


HECLA MINING COMPANY KEY EMPLOYEE DEFERRED COMPENSATION PLAN

     On March 13, 2002, our board of directors adopted the Hecla Mining Company Key Employee Deferred Compensation Plan (Deferral Plan). On July 18, 2002, our stockholders approved the Deferral Plan.

     The Deferral Plan permits our executive officers or key management level employees who are highly compensated to participate in the Deferral Plan, subject to approval of the committee. The compensation committee of our board of directors administers the plan. Each participant may defer eligible compensation and/or cash incentive compensation into the plan. Distributions under the plan will be in the form of shares of our common stock, cash or discounted stock options. 6,000,000 shares of common stock are available for issuance under the plan or upon exercise of options issued under the Plan. A participant may receive matching contributions under the Deferral Plan and may receive additional, discretionary contributions if made by the committee.

     Subject to certain limitations, distributions of benefits from participants' accounts under the Deferral Plan will be made in the form of a lump sum distribution upon the first to occur of: the participant's disability, the participant's death, the first day the participant is no longer our employee, the termination of the Deferral Plan, or a date designated by the participant on an election form.


EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT ARRANGEMENT AND OTHER MANAGEMENT ARRANGEMENTS

     We have employment agreements (Agreements) with Messrs. Brown, Baker and Fudge (Executives).

     The Agreements were recommended to the board of directors by the Compensation Committee and were approved by the board of directors on the basis of such recommendation. The Agreements, which are substantially identical except for compensation provisions, provide that each of the Executives shall serve in such executive position as the board of directors may direct. The Agreements become effective only if we experience a "Change of Control" (Effective Date). The term of employment under the Agreements is two years from the Effective Date. The Agreements have a Change in Control period of three years, and this period is automatically renewed for an additional year in June of each year unless we give notice of nonrenewal 60 days prior to the renewal date. Under the Agreements, a Change of Control is deemed to occur if a person (including a "group" under Section 13d-3 of the Exchange Act) becomes the beneficial owner of 20% or more of our voting power or if, as the result of a tender offer, merger, proxy fight or similar transaction, the persons who were previously our directors cease to constitute a majority of the board. The Agreements are intended to ensure that, in the event of a Change of Control, each Executive will continue to receive payments and other benefits equivalent to those he was receiving at the time of a Change of Control for the duration of the term of the Agreement. The Agreements also provide, among other things, that should an Executive's employment be terminated by us or by the Executive for good reason (other than death, incapacity or misconduct) after the Effective Date of the Agreement, he would receive from us a lump-sum defined amount generally equivalent to two times the aggregate of his then annual base salary rate and his average annual bonus for the three years prior to the Effective Date. The Executives would also be entitled to lump-sum payments representing the difference in pension and supplemental retirement benefits to which they would be entitled on (i) the date of actual termination, and (ii) the end of the two-year employment period under the Agreements. We would also maintain such Executive's participation in all benefit plans and programs (or provide equivalent benefits if such continued participation was not possible under the terms of such plans and programs). An Executive whose employment has terminated would not be required to seek other employment in order to receive the defined benefits. The Agreements also provide that under certain circumstances we will make an additional gross-up payment if necessary to place the Executive in the same after-tax position as if no excise tax were imposed by the Internal Revenue Code. Pursuant to the Agreements between us and each of our named executive officers, if a Change of Control occurred and the named executive officers were each terminated as of December 31, 2001, the Executives would be entitled to the following estimated cash payments pursuant to the Agreements: Mr. Brown, $1,095,000; Mr. Baker, $798,000; and Mr. Fudge, $390,000. These dollar amounts do not include amounts which would have otherwise been payable to each Executive if the Executive had terminated employment on the day prior to a Change of Control. Similar employment agreements with Mr. White and Mr. Booth terminated upon their retirement in March 2002.


RETENTION AGREEMENTS

     In 2001, we entered into Retention Agreements with Messrs. Brown, Baker, and Fudge. The Retention Agreements were recommended to the board of directors by the Compensation Committee and were approved by the board of directors on the basis of such recommendation. The Retention Agreements, which are substantially identical except for compensation provisions, provide that so long as the Executive remains as our employee or working for us in some other capacity satisfactory to us, through June 30, 2002, the Executive would be entitled to a payment of 22% of the Executive's annual base salary. If the Executive remains with us through December 31, 2002, the Executive would be entitled to an additional payment of 44% of the Executive's annual base salary. The Retention Agreements also provide for a payment of amounts due under the terminated Executive Deferral Plan, which have not been previously paid pursuant to the termination of the plan. Final payments under the plan were made in January 2003.


CONSULTING AGREEMENTS

     We entered into consulting agreements with Mr. White and Mr. Booth on March 1, 2002 and March 16, 2002, respectively. Mr. Booth's agreement will terminate on March 15, 2004 and Mr. White's agreement will terminate on February 28, 2003. Mr. Booth provides environmental, legislative and other consulting services as requested by us. Mr. Booth is required to provide consulting services not to exceed 120 hours per quarter and receives a retainer of $3,230 per month and reimbursement of reasonable costs and expenses. Mr. White provides legal and other consulting services as requested by us and acts as our corporate secretary. Mr. White is required to provide consulting services not to exceed 240 hours per quarter and receives a retainer of $10,416 per month (increasing to $12,500 in the last two months of the agreement) and reimbursement of reasonable costs and expenses. While consulting with us, each consultant agrees to protect our confidential information and not to engage in any activity which would be adverse to us or our mineral properties or operating interests. Each agreement is subject to termination by the respective consultant upon thirty days written notice and by us if the consultant fails to cure within thirty days any intentional and continued gross malfeasance or material nonfeasance in the performance of his services.

                             PRINCIPAL STOCKHOLDERS


     The following table presents certain information regarding the number and percentage of the shares of common and preferred stock beneficially owned by significant stockholders, each of our directors and executive officers and by all directors and executive officers as a group, as of December 31, 2002. Except as otherwise indicated, the directors and officers are located at our address and have sole voting and investment power with respect to the shares beneficially owned by them.


                                                                                            NUMBER OF     PERCENT
                            NAME (1)                                  TITLE OF CLASS       SHARES (2)     OF CLASS
----------------------------------------------------------------   --------------------   ------------   ---------
Phillips S. Baker, Jr. (1) .....................................          Common             300,880         *
Arthur Brown (1,4) .............................................          Common           1,074,529       1.2%
John E. Clute (3) ..............................................          Common              17,683         *
Joe Coors, Jr. (3) .............................................          Common              17,383         *
Ted Crumley (3) ................................................          Common              20,922         *
Thomas F. Fudge, Jr. (1,4) .....................................          Common             139,400         *
Charles L. McAlpine (3) ........................................          Common              19,383         *
Jorge E. Ordonez C. (3) ........................................          Common              17,383         *
Dr. Anthony P. Taylor (3) ......................................          Common              10,383         *
All directors and officers as a group (10 persons) (2) .........          Common           1,618,446       1.9%
Langley Partners, L.P. (5) .....................................    Series B Preferred       141,300     18.75%

----------
* Represents less than 1% of our outstanding common stock.

(1) Includes the following number of shares of common stock issuable upon the exercise by the following individuals of options exercisable at December 31, 2002, or within 60 days thereafter: Mr. Baker, 160,000; Mr. Brown, 801,000; and Mr. Fudge, 137,166.

(2) Includes 1,098,166 shares issuable upon the exercise of options exercisable at December 31, 2002, or within 60 days thereafter.

(3) Includes the following number of shares credited to each nonemployee director, all of which are held in trust pursuant to our stock plan for nonemployee directors: Mr. Clute, 17,383; Mr. Coors, 17,383; Mr. Crumley, 16,922; Mr. McAlpine, 17,383; Mr. Ordonez, 17,383; and Mr. Taylor, 10,383. Each director disclaims beneficial ownership of all shares held in trust under the stock plan (see "Executive Compensation -- Compensation of Directors").

(4) Includes 20,145 shares credited to Mr. Brown and 297 shares credited to Mr. Fudge under our terminated executive deferral plan as of December 31, 2002, all of which are held in trust pursuant to the plan and will be distributed to Mr. Brown and Mr. Fudge over a 3-month period after December 1, 2002. Messrs. Brown and Fudge disclaim beneficial ownership of all shares held in trust under the terminated executive deferral plan.

(5) The address for Langley Partners, L.P. is 535 Madison Avenue, 7th Floor, New York, NY 10022. Each of Langley Partners, L.P., Langley Management, LLC, Langley Capital, LLC and Jeffrey Thorp may be deemed to be beneficial owners of 141,300 shares of Series B preferred stock held of record by Langley Partners, L.P.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements are brief summaries of provisions of our capital stock. The summaries are qualified in their entirety by reference to the full text of our certificate of incorporation, as amended (Charter), bylaws, and the Rights Agreement (as defined below).


COMMON STOCK

     We are authorized to issue 200,000,000 shares of common stock, $0.25 par value per share, of which 86,179,194 shares of common stock were issued and outstanding as of December 31, 2002.

     Subject to the rights of the holders of any outstanding shares of preferred stock, each share of common stock is entitled to:

     o one vote on all matters presented to the stockholders, with no cumulative voting rights;

     o receive such dividends as may be declared by the board of directors out of funds legally available therefor (we have no present intention of paying dividends on our common stock in the foreseeable future);

     o in the event of our liquidation or dissolution, share ratably in any distribution of our assets.

     Holders of shares of common stock do not have preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into such shares, and no redemption or sinking fund provisions are applicable. All outstanding shares of common stock are fully paid and nonassessable.

     All of our currently outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "HL."


PREFERRED STOCK

     Our Charter authorizes us to issue 5,000,000 shares of preferred stock, par value $0.25 per share. The preferred stock is issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by our board of directors or a duly authorized committee thereof, without stockholder approval. The board may fix the number of shares constituting each series and increase or decrease the number of shares of any series.

     As of December 31, 2002, there were 753,402 shares of Series B Cumulative Convertible Preferred Stock issued and outstanding. In addition, shares of preferred stock have been designated by us as Series A Junior Participating Preferred Shares and are reserved for issuance upon the exercise of certain preferred stock purchase rights associated with each share of outstanding common stock, as described below. See "Description of Capital Stock -- Rights."


RANKING

     The Series B preferred stock ranks senior to our common stock and any shares of Series A Preferred Shares issued pursuant to the Rights (as defined below) with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

     While any shares of Series B preferred stock are outstanding, we may not authorize the creation or issue of any class or series of stock that ranks senior to the Series B preferred stock as to dividends or upon liquidation, dissolution or winding up without the consent of the holders of 66% of the outstanding shares of Series B preferred stock and any other series of preferred stock ranking on a parity with the Series B preferred stock as to dividends and upon liquidation, dissolution or winding up (a "Parity Stock"), voting as a single class without regard to series. However, we may create additional classes of Parity or Junior Stock, increase the authorized number of shares of Parity or Junior Stock or issue series of Parity or Junior Stock without the consent of any holder of Series B preferred stock. See "-- Voting Rights."

DIVIDENDS

     Series B preferred stockholders are entitled to receive, when, as and if declared by the board of directors out of our assets legally available therefor, cumulative cash dividends at the rate per annum of $3.50 per share of Series B preferred stock. Dividends on the Series B preferred stock are payable quarterly in arrears on October 1, January 1, April 1 and July 1 of each year (and, in the case of any undeclared and unpaid dividends, at such additional times and for such interim periods, if any, as determined by the board of directors), at such annual rate. Each such dividend is payable to holders of record as they appear on our stock records at the close of business on such record dates, which shall not be more than 60 days or less than 10 days preceding the payment dates corresponding thereto, as shall be fixed by the board of directors or a duly authorized committee thereof. Dividends are cumulative from the date of the original issuance of the Series B preferred stock, whether or not in any dividend period or periods we have assets legally available for the payment of such dividends. Accumulations of dividends on shares of Series B preferred stock do not bear interest. Dividends payable on the Series B preferred stock for any period greater or less than a full dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B preferred stock for each full dividend period are computed by dividing the annual dividend rate by four.

     Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been paid on the Series B preferred stock for all prior dividend periods. If cumulative dividends on the Series B preferred stock for all prior dividend periods have not been declared or paid in full, then any dividend declared on the Series B preferred stock for any dividend period and on any Parity Stock will be declared ratably in proportion to undeclared and unpaid dividends on the Series B preferred stock and such Parity Stock.

     We will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock or Parity Stock through a sinking fund or otherwise (except by conversion into, or exchange for shares of, Junior Stock, and other than a redemption or purchase or other acquisition of shares of our common stock made for purposes of our employee incentive or benefit plans), unless all undeclared and unpaid dividends with respect to the Series B preferred stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends.

     As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means our common stock, any Series A preferred shares issued pursuant to the Rights, and any other class of our capital stock now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dissolution and winding up to the Series B preferred stock.

LIQUIDATION PREFERENCE

     The Series B preferred stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntarily or involuntarily, $50.00 per share of Series B preferred stock plus an amount per share of Series B preferred stock equal to all dividends (whether or not earned or declared) undeclared and unpaid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more.

     Until the Series B preferred stockholders have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon our liquidation, dissolution or winding up. If, upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of the shares of Series B preferred stock are insufficient to pay in full the Liquidation Preference and the Liquidation Preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series B preferred stock and any such Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Series B preferred stock and any such Parity Stock if all amounts payable thereof were paid in full. Neither a consolidation, merger or business combination of us with or into another corporation nor a sale or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary.


REDEMPTION

     The Series B preferred stock is redeemable at our option, in whole or in part, at $50.35 per share if redeemed between July 1, 2002 and June 30, 2003, and at $50 per share thereafter, plus, in each case, all dividends undeclared and unpaid on the Series B preferred stock up to the date fixed for redemption, upon giving notice as provided below.

     If fewer than all of the outstanding shares of Series B preferred stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot or in such other manner as prescribed by the board of directors.

     At least 30 days, but not more than 60 days, prior to the date fixed for the redemption of the Series B preferred stock, a written notice will be mailed to each holder of record of Series B preferred stock to be redeemed, notifying such holder of our election to redeem such shares, stating the date fixed for redemption thereof and calling upon such holder to surrender to us on the redemption date at the place designated in such notice the certificate or certificates representing the number of shares specified therein. On or after the redemption date, each holder of Series B preferred stock to be redeemed must present and surrender his certificate or certificates for such shares to us at the place designated in such notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate will be canceled. Should fewer than all the shares represented by any such certificate be redeemed, a new certificate will be issued representing the unredeemed shares.

     From and after the redemption date (unless we default in payment of the redemption price), all dividends on the shares of Series B preferred stock designated for redemption in such notice will cease to cumulate and all rights of the holders thereof as our stockholders, except the right to receive the redemption price thereof (including all undeclared and unpaid dividends up to the redemption date), will cease and terminate and such shares will not thereafter be transferred (except with our consent) on our books, and such shares shall not be deemed to be outstanding for any purpose whatsoever. On the redemption date, we must pay any undeclared and unpaid dividends in arrears for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the Series B preferred stockholders at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend payment record date. Except as provided in the preceding sentences, no payment or allowance will be made for undeclared and unpaid dividends on any shares of Series B preferred stock called for redemption or on the shares of common stock issuable upon such redemption.

     At our election, we may, prior to the redemption date, deposit the redemption price of the shares of Series B preferred stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case such notice to holders of the shares of Series B preferred stock to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and
(iii) call upon such holders to surrender the certificates representing such shares at such place on or after the date fixed in such redemption notice (which may not be later than the redemption date), against payment of the redemption price (including all undeclared and unpaid dividends up to the redemption date). Any moneys so deposited which remain unclaimed by the Series B preferred stockholders at the end of two years after the redemption date will be returned by such bank or trust company to us.


VOTING RIGHTS

     Except as indicated below, or except as otherwise from time to time required by applicable law, the Series B preferred stockholders have no voting rights and their consent is not required for taking any corporate action. When and if the Series B preferred stockholders are entitled to vote, each holder will be entitled to one vote per share.

     Because we had not declared and paid six quarterly dividends on the Series B preferred stock, the Series B preferred stockholders, voting as a single class, elected two additional directors to the board at our recent annual meeting on May 10, 2002. The Series B preferred stockholders will have the right to elect two directors (never to total more than two) at each subsequent annual meeting, until such time as all cumulative dividends have been paid in full.

     The affirmative vote or consent of the holders of 662/3% of the outstanding shares of the Series B preferred stock, voting separately as a class, is required for any amendment of our Charter which alters or changes the powers, preferences, privileges or rights of the Series B preferred stock so as to materially adversely affect the holders thereof. The affirmative vote or consent of the holders of shares representing 662/3% of the outstanding shares of the Series B preferred stock and any other series of Parity Stock, voting as a single class without regard to series, is required to authorize the creation or issue of, or reclassify any of our authorized stock into, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking senior to all such series of Parity Stock. However, we may create additional classes of Parity and Junior Stock, increase the number of shares of Parity and Junior Stock and issue additional series of Parity and Junior Stock without the consent of any holder of Series B preferred stock.

CONVERSION

     Each share of Series B preferred stock is convertible, in whole or in part at the option of the holders thereof, into shares of common stock at a conversion price of $15.55 per share of common stock (equivalent to a conversion rate of approximately 3.2154 shares of common stock for each share of Series B preferred stock), subject to adjustment as described below (the "Conversion Price"). The right to convert shares of Series B preferred stock called for redemption will terminate at the close of business on the day preceding a redemption date (unless we default in payment of the redemption price). For information as to notices of redemption, see "-- Redemption."

     Conversion of shares of Series B preferred stock, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to us, or in blank to the principal corporate trust office of American Stock Transfer & Trust Company, our transfer agent.

     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B preferred stock shall have been surrendered and notice (and, if applicable, payment of an amount equal to the dividend payable on such shares) received by us as aforesaid and the conversion shall be at the Conversion Price in effect at such time and on such date.

     Holders of shares of Series B preferred stock at the close of business on a dividend payment record date are entitled to receive any declared dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. However, shares of Series B preferred stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption with respect to a redemption date during such period, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series B preferred stock on a dividend record date who (or whose transferee) tenders any such shares for conversion into shares of common stock on such dividend payment date will receive the dividend payable by us on such shares of Series B preferred stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series B preferred stock for conversion. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon such conversion.

     Fractional shares of common stock will not be issued upon conversion but, in lieu thereof, we will pay a cash adjustment based on the current market price of our common stock on the day prior to the conversion date.

CONVERSION PRICE ADJUSTMENTS

     The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in common stock on any class of our capital stock, (ii) the issuance to all holders of common stock of certain rights or warrants (other than the Rights or any similar rights issued under any successor stockholders rights plan) entitling them to subscribe for or purchase common stock or securities which are convertible into common stock,
(iii) subdivisions, combinations and reclassifications of common stock, and (iv) distributions to all holders of common stock of evidences of indebtedness of Hecla or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of the profits or surplus of Hecla). In addition to the foregoing adjustments, we are permitted to make such reductions in the Conversion Price as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of our common stock.

     In case we are a party to any transaction, including, without limitation, a merger, consolidation or sale of all or substantially all of our assets, as a result of which shares of common stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series B preferred stock will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of common stock into which one share of Series B preferred stock is convertible immediately prior to such transaction (assuming such holder of common stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non- electing shares). We may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

     No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

RIGHTS

     Each share of our common stock is accompanied by a Series A junior participating preferred stock purchase right (a "Right") that trades with the share of common stock. Upon the terms and subject to the conditions of our Rights Agreement dated as of May 10, 1996 (the "Rights Agreement"), a holder of a Right is entitled to purchase one one-hundredth of a share of Series A preferred stock at an exercise price of $50, subject to adjustment in several circumstances, including upon merger. The Rights are currently represented by the certificates for our common stock and are not transferable apart therefrom. Transferable rights certificates will be issued at the earlier of (1) the 10th day after the public announcement that any person or group has acquired beneficial ownership of 15% or more of our common stock (an "Acquiring Person") or (ii) the 10th day after a person commences, or announces an intention to commence, a tender or exchange offer the consummation of which would result in any person or group becoming an Acquiring Person. The 15% threshold for becoming an Acquiring Person may be reduced by the board of directors to not less than 10% prior to any such acquisition.

     All the outstanding Rights may be redeemed by us for $0.01 per Right prior to such time that any person or group becomes an Acquiring Person. Under certain circumstances, the board of directors may decide to exchange each Right (except Rights held by an Acquiring Person) for one share of common stock. The Rights will expire on May 19, 2006 unless earlier redeemed.

     A Right is presently attached to each issued and outstanding share of common stock. As long as the Rights are attached to and evidenced by the certificates representing our common stock, we will continue to issue one Right with each share of common stock that shall become outstanding.

     The Rights have certain antitakeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors. The Rights should not interfere with any merger or other business combination approved by the board of directors since the Rights may be redeemed by us prior to the consummation of such transactions.

     The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, specifying the terms of the Rights, which is filed as exhibit 4.2 to the registration statement of which this prospectus is a part.

     See "Risk Factors -- Our stockholders rights plan and provisions in our certificate of incorporation, our bylaws, and Delaware law could delay or deter tender offers or takeover attempts that may offer you a premium for your common stock."


    CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U. S. holder. For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of our common stock, and you are not, for U.S. federal income tax purposes:

     o    an individual who is a citizen or resident of the United States;

     o a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

     o an estate whose income is subject to U.S. federal income taxation regardless of its source; or

     o a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

     If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

     This discussion does not consider:

     o    U.S. state or local non-U.S. tax consequences;

     o all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by various determinations made at the partner level;

     o the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

     o special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

     o special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that you hold our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Price Range of Common Stock and Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a Form W-8BEN certifying your eligibility for the lower treaty rate.

     If you claim the benefit of an applicable income tax treaty rate, you generally will be required to satisfy applicable certification and other requirements. However,

     o in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

     o in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined the U.S. Treasury regulations; and

     o look-through rules, apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

     A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

     If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

     If the dividend is effectively connected with your conduct of a trade or business in the United States or, under an income tax treaty, the dividend is attributable to a permanent establishment maintained by you in the United States, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

GAIN ON DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

     o the gain is effectively connected with your conduct of a trade of business in the United States or, under an income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

     o you are an individual who holds our common stock as a capital asset, are present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; in these cases, the gain will be taxed at a rate of 30%; or

     o we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in these cases, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently a "U.S. real property holding corporation" for U.S. federal income tax purposes. However, we have been a "U.S. real property holding corporation" for U.S. federal income tax purposes within five years before the date of this prospectus. We cannot predict whether we will become a "U.S. real property holding corporation" in the future.


FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.


INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Dividends paid to you may be subject to information reporting and U.S. backup withholding. You will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

     The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S.; if you sell our common stock through a non-U.S. office of a broker that:

     o    is a U.S. person;

     o derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

     o    is a "controlled foreign corporation" for U.S. tax purposes; or

     o if a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

     If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

     You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                              SELLING STOCKHOLDERS


     The Selling Stockholders are Hecla Mining Company Retirement Plan and Lucky Friday Pension Plan.

     Hecla Mining Company Retirement Plan and Lucky Friday Pension Plan (the Hecla Benefit Plans) are employee benefit plans in which certain of our employees can participate. Union Bank of California, NA, successor to Copper Mountain Trust, the trustee for both of the Hecla Benefit Plans purchased our stock at the instruction of its independent fiduciary, Consulting Fiduciaries, Inc. In connection with the purchase, each plan received the right to request that we register the shares of common stock held by each plan.

     In connection with prudent investment strategy and in order to comply with certain guidelines governing the concentration and size of investments held by our employee benefit plans, our board has instructed management to work with the Hecla Benefit Plans and their investment managers to reduce the number of equity securities held by each plan, including our common stock.

     The following table sets forth the number of shares of common stock beneficially owned by each of the Selling Stockholders as of December 31, 2002, based on information provided to us by such Selling Stockholders.


                                       TOTAL NUMBER       SHARES       TOTAL NUMBER OF
                                         OF SHARES       OFFERED      SHARES REMAINING     PERCENT OF CLASS
                NAME                    BEFORE SALE       HEREBY         AFTER SALE        FOLLOWING SALES
-----------------------------------   --------------   -----------   ------------------   -----------------
Hecla Mining Company Retirement
  Plan ............................      2,726,017      1,605,956         1,120,061               1.1%
Lucky Friday Pension Plan .........        668,866        394,044           274,822               0.3%
  Total ...........................      3,394,883      2,000,000         1,394,883               1.3%

     The shares shown above as remaining after sale are registered under a different registration statement, and may not be sold by the Hecla Benefit Plans for a period of 90 days after the date of this prospectus without the prior written consent of Merrill Lynch.

                                  UNDERWRITING


     Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Salomon Smith Barney Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the Selling Stockholders and the underwriters, we and the Selling Stockholders have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us and the Selling Stockholders the number of shares of common stock set forth opposite its name below.

                                                      NUMBER
UNDERWRITER                                         OF SHARES
-----------------------------------------------   -------------
   Merrill Lynch, Pierce, Fenner & Smith
     Incorporated ..............................   14,350,000
   CIBC World Markets Corp. ...................     3,075,000
   Salomon Smith Barney Inc. ..................     3,075,000
   Bear, Stearns & Co. Inc. ...................       300,000
   HSBC Securities (USA) Inc. .................       300,000
   Putnam Lovell Securities ...................       300,000
   Sprott Securities (U.S.A.) Limited .........       300,000
   TD Securities (USA) Inc. ...................       300,000
                                                   ----------
  Total .......................................    22,000,000
                                                   ==========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of our common stock being sold pursuant to such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.


COMMISSIONS AND DISCOUNTS

     The representatives have advised us that underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at such price less a concession not in excess of $.15 per share of common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of common stock to other dealers. After the public offering, the public offering price, concession and discount may be changed.


OVERALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional 3,000,000 shares of our common stock from us at the public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover overallotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us and the Selling Stockholders to the underwriters and the proceeds before expenses to us and the Selling Stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of their overallotment options.

                                                                    PER SHARE     WITHOUT OPTION      WITH OPTION
                                                                   -----------   ----------------   ---------------
   Public offering price .......................................     $4.25       $93,500,000        $106,250,000
   Underwriting discount .......................................     $.255        $5,610,000          $6,375,000
   Proceeds, before expenses, to Hecla .........................    $3.995       $79,900,000         $91,885,000
   Proceeds, before expenses, to Selling Stockholders ..........    $3.995        $7,990,000          $7,990,000

     The expenses of this offering, exclusive of the underwriting discount, are estimated at $650,000 and are payable by us and the Selling Stockholders.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

NO SALES OF SIMILAR SECURITIES

     We, and our executive officers and directors and the Selling Stockholders have agreed, subject to certain exceptions, not to directly or indirectly:

     o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or consent to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act of 1933 relating to any shares of our common stock, or

     o enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 90 days after the date of this prospectus, provided that our executive officers and directors may offer, pledge, sell, contract to sell or otherwise dispose of or transfer an aggregate of up to 500,000 shares of our common stock during the 90 day period without such consent.

OTHER TERMS

     The public offering price was determined through negotiations between us, the Selling Stockholders and the representatives of the underwriters. The factors we considered in determining the public offering price, in addition to prevailing market conditions, were price-revenue and discounted price-earnings ratios, and included the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, some of our financial information, the history of, and the prospects for, us and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenues and the present state of our development, the percentage interest of our company being sold as compared to the valuation for our company and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that our common stock will trade in the public market subsequent to the offering at or above the public offering price.

     Our common stock is listed on the New York Stock Exchange under the symbol "HL."

     We and the Selling Stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of this offering.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering contemplated hereby, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above.

PENALTY BIDS

     The underwriters may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase shares of our common stock in the open market to reduce their short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages sales of our common stock.

     None of us, the Selling Stockholders or any of the underwriters makes any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, none of us, the Selling Stockholders or any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                  LEGAL MATTERS

     Michael B. White, Esq., our Secretary and retired general counsel, will pass upon the validity of the shares of common stock being offered hereby for us. Mr. White owned 50,000 shares of our common stock and options to purchase 271,500 shares of our common stock as of December 31, 2002. Mr. White provides services to us pursuant to a consulting agreement. Certain legal matters in connection with this offering will be passed on for us and for the Selling Stockholders by Bell, Boyd & Lloyd LLC, Chicago, Illinois. Shearman & Sterling, Menlo Park, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                     EXPERTS

     Our financial statements as of and for the year ended December 31, 2001 (excluding Greens Creek Joint Venture) included in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     Our financial statements as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

     The audited financial statements of Greens Creek Joint Venture, not separately presented in this Registration Statement, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of Hecla Mining Company, have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

                            GLOSSARY OF CERTAIN TERMS

     You may find the following definitions helpful in your reading of this prospectus.

     o Cash Operating Costs -- Includes all direct and indirect operating cash costs incurred at each operating mine, excluding royalties and mine production taxes.

     o Dore -- Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.

     o Mineralized Material -- A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals.

     o Ore -- A mixture of valuable minerals and gangue (valueless minerals) from which at least one of the minerals or metals can be extracted at a profit.

     o Orebody -- A continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.

     o Proven and Probable Ore Reserves -- Reserves that reflect estimates of the quantities and grades of mineralized material at our mines which we believe can be recovered and sold at prices in excess of the total cash cost associated with extracting and processing the ore. The estimates are based largely on current costs and on prices and demand for our products. Mineral reserves are stated separately for each of our mines based upon factors relevant to each mine. Reserves represent diluted in-place grades and do not reflect losses in the recovery process. Our estimates of Proven and Probable reserves for the Lucky Friday mine, the San Sebastian mine and the La Camorra mine at December 31, 2001 and 2000, are based on gold prices of $300 and $300 per ounce, silver prices of $5.10 and $5.50 per ounce, lead prices of $0.24 and $0.25 per pound, and zinc prices of $0.48 and $0.55 per pound, respectively. Proven and Probable ore reserves for the Lucky Friday, San Sebastian and La Camorra mines are calculated and reviewed in-house and are subject to periodic audit by others, although audits are not performed on an annual basis. Proven and Probable ore reserves for the Greens Creek mine are based on calculations of reserves provided to us by the operator of Greens Creek that have been reviewed but not independently confirmed by us. Kennecott Greens Creek Mining Company's estimates of Proven and Probable ore reserves for the Greens Creek mine as of December 2001 and 2000 are derived from successive generations of reserve and feasibility analyses for different areas of the mine each using a separate assessment of metals prices. The weighted average prices used were:


                              DECEMBER 31, 2001     DECEMBER 31, 2000
                             -------------------   ------------------
  Gold ...................        $ 309.00              $ 295.00
  Silver .................        $   4.92              $   5.51
  Lead ...................        $   0.25              $   0.25
  Zinc ...................        $   0.49              $   0.55

     o Changes in reserves represent general indicators of the results of efforts to develop additional reserves as existing reserves are depleted through production. Grades of ore fed to process may be different from stated reserve grades because of variation in grades in areas mined from time to time, mining dilution and other factors. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. Our proven and probable ore reserves are sensitive to price changes, although we do not believe that a 10% increase in estimated reserve prices would have a significant impact on reported proven and probable reserves. We also do not believe that a 10% decrease in estimated reserve prices would have a significant impact on proven and probable ore reserves at our La Camorra, San Sebastian, and Greens Creek mines.

     o Probable Reserves -- Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven reserves, is high enough to assume continuity between points of observation.

     o Proven Reserves -- Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well-defined that size, shape, depth and mineral content of reserves are well-established.

     o Reserves -- That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

     o Stope -- An underground excavation from which ore has been extracted either above or below mine level.

     o Total Cash Costs -- Includes all direct and indirect operating cash costs incurred at each operating mine.

     o Total Production Costs -- Includes total cash costs, as defined, plus depreciation, depletion, amortization and reclamation accruals relating to each operating mine.

     o Total Production Costs Per Ounce -- Calculated based upon total production costs, as defined, net of by-product revenues earned from all metals other than the primary metal produced at each mine, divided by the total ounces of the primary metal produced.

     o Unpatented Mining Claim -- A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode- mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                           PAGE
                                                                                      -------------
Audited Financial Statements
 Reports of Independent Certified Public Accountants ..............................   F-2 to F-4

 Consolidated Balance Sheets at December 31, 2001 and 2000 ........................   F-5

 Consolidated Statements of Operations and Comprehensive Loss for the Years
   Ended December 31, 2001, 2000 and 1999 .........................................   F-6

 Consolidated Statements of Cash Flows for the Years Ended December 31, 2001,
   2000 and 1999 ..................................................................   F-7

 Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
   December 31, 2001, 2000 and 1999 ...............................................   F-8

 Notes to Consolidated Financial Statements .......................................   F-9 to F-36

Unaudited Quarterly Condensed Financial Statements

 Consolidated Balance Sheets at September 30, 2002 and December 31, 2001 ..........   F-37

 Consolidated Statements of Operations and Comprehensive Income (Loss) for the
   Three Months and Nine Months Ended September 30, 2002 and 2001 .................   F-38

 Consolidated Statements of Cash Flows for the Nine Months ended September 30,
   2002 and 2001 ..................................................................   F-39

 Notes to Unaudited Consolidated Financial Statements .............................   F-40 to F-50

Financial Statement Schedules*

----------
*     Financial statement schedules have been omitted as not applicable

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Shareholders of
     Hecla Mining Company


We have audited the accompanying consolidated balance sheet of Hecla MiningCompany as of December 31, 2001, and the related statement of operations and comprehensive loss, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements ofGreens Creek Joint Venture, a 29.73 percent owned subsidiary, which statements reflect total assets and revenues constituting 33.7 percent and 26.3 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Greens Creek Joint Venture, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hecla Mining Company at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.


/s/ BDO Seidman, LLP
February 1, 2002
Spokane, Washington

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors and Shareholders of
     Hecla Mining Company


In our opinion, the consolidated balance sheet as of December 31, 2000 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and of cash flows of each of the two years in the period ended December 31, 2000 (appearing on pages F-5 through F-36 of this registration statement) present fairly, in all material respects, the financial position, results of operations and cash flows of Hecla Mining Company and its subsidiaries at December 31, 2000 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.



/s/ PricewaterhouseCoopers LLP
March 28, 2001
San Francisco, California

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Management Committee of the
     Greens Creek Joint Venture:


In our opinion, the balance sheets and the related statements of operations, of changes in venturers' equity and of cash flows present fairly, in all material respects, the financial position of the Greens Creek Joint Venture (the "Venture") at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Venture's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
January 12, 2002
Salt Lake City, Utah

                      HECLA MINING COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                 DECEMBER 31,
                                                                        -------------------------------
                                                                              2001             2000
                                                                        ---------------   -------------
                                 ASSETS
Current assets:
 Cash and cash equivalents ..........................................     $   7,560        $    1,373
   Accounts and notes receivable ....................................         6,648            11,164
   Inventories ......................................................        10,868            11,269
   Other current assets .............................................         1,426             2,105
   Net assets of discontinued operations ............................         2,714            44,057
                                                                          ---------        ----------
    Total current assets ............................................        29,216            69,968
Investments .........................................................            69               502
Restricted investments ..............................................         6,375             6,268
Properties, plants and equipment, net ...............................       104,593           108,343
Other noncurrent assets .............................................        12,863             9,755
                                                                          ---------        ----------
    Total assets ....................................................     $ 153,116        $  194,836
                                                                          =========        ==========
                              LIABILITIES
Current liabilities:
 Accounts payable and accrued expenses ..............................     $   7,938        $    7,520
 Accrued payroll and related benefits ...............................         7,832             4,732
 Current portion of long-term debt ..................................         7,043            59,274
 Accrued taxes ......................................................           787             2,188
 Current portion of accrued reclamation and closure costs ...........         6,026            12,060
                                                                          ---------        ----------
    Total current liabilities .......................................        29,626            85,774
Deferred income taxes ...............................................           300               300
Long-term debt ......................................................        11,948            10,041
Accrued reclamation and closure costs ...............................        46,455            46,650
Other noncurrent liabilities ........................................         6,823             7,326
                                                                          ---------        ----------
   Total liabilities ................................................        95,152           150,091
                                                                          ---------        ----------
COMMITMENTS AND CONTINGENCIES (NOTES 3, 4, 5, 7 AND 8)
                              SHAREHOLDERS' EQUITY
Preferred stock, $0.25 par value, authorized 5,000,000 shares; issued and outstanding - 2,300,000 shares, liquidation preference, 2001 -
 $127,075 and 2000 - $119,025 .......................................           575               575
Common stock, $0.25 par value, authorized 100,000,000 shares; issued
 2001 - 73,068,796 shares, issued 2000 - 66,859,752 shares ..........        18,267            16,715
Capital surplus .....................................................       404,354           400,236
Accumulated deficit .................................................      (364,183)         (366,523)
Accumulated other comprehensive income (loss) .......................           173            (4,858)
Less stock held by grantor trust; 2001 - 102,114 common shares, 2000
 - 139,467 common shares ............................................          (330)             (514)
Less stock held as unearned compensation; issued 2001 - 19,035
 common shares ......................................................              (6)             --
Less treasury stock, at cost; 2001 - 62,116 common shares, 2000 -
 62,114 common shares ...............................................          (886)             (886)
                                                                          -----------      ----------
    Total shareholders' equity ......................................        57,964            44,745
                                                                          -----------      ----------
    Total liabilities and shareholders' equity ......................     $ 153,116        $  194,836
                                                                          ===========      ==========

         The accompanying notes are an integral part of the consolidated financial statements.


                     HECLA MINING COMPANY AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                      YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------------
                                                                                 2001          2000           1999
                                                                              ----------   ------------   ------------
Continuing operations:
Sales of products .........................................................    $ 85,247     $  75,850      $  73,703
                                                                               --------     ---------      ---------
Cost of sales and other direct production costs ...........................      60,053        63,088         54,435
Depreciation, depletion and amortization ..................................      20,475        18,091         18,662
                                                                               --------     ---------      ---------
                                                                                 80,528        81,179         73,097
                                                                               --------     ---------      ---------
  Gross profit (loss) .....................................................       4,719        (5,329)           606
                                                                               --------     ---------      ---------
Other operating expenses:
 General and administrative ...............................................       7,219         7,303          7,121
 Exploration ..............................................................       2,157         6,332          5,540
 Depreciation and amortization ............................................         265           282            321
 Provision for closed operations and environmental matters ................       1,310        20,029         30,100
 Reduction in carrying value of mining properties .........................          --        40,240            175
                                                                               --------     ---------      ---------
                                                                                 10,951        74,186         43,257
                                                                               --------     ---------      ---------
  Loss from operations ....................................................      (6,232)      (79,515)       (42,651)
                                                                               --------     ---------      ---------
Other income (expense):
 Interest and other income ................................................       3,491         4,609          5,028
 Miscellaneous expense ....................................................      (2,954)       (1,809)        (1,487)
 Gain (loss) on investments ...............................................          --            --            (96)
Interest expense:
  Interest costs ..........................................................      (3,887)       (8,119)        (4,607)
  Less amount capitalized .................................................          --            --             19
                                                                               --------     ---------      ---------
                                                                                 (3,350)       (5,319)        (1,143)
                                                                               --------     ---------      ---------
Loss from continuing operations before income taxes, extraordinary
 charge and cumulative effect of change in accounting principle ...........      (9,582)      (84,834)       (43,794)
Income tax benefit (provision) ............................................          --           (13)           403
                                                                               --------     ---------      ---------
Loss from continuing operations before extraordinary charge and
 cumulative effect of change in accounting principle ......................      (9,582)      (84,847)       (43,391)
Discontinued operations:
 Income (loss), net of income tax .........................................        (743)        2,572          4,786
 Gain (loss) on disposal, net of income tax ...............................      12,665        (1,043)            --
Extraordinary charge, net of income tax ...................................          --          (647)            --
Cumulative effect of change in accounting principle, net of income tax ....          --            --         (1,385)
                                                                               --------     ---------      ---------
Net income (loss) .........................................................       2,340       (83,965)       (39,990)
Preferred stock dividends .................................................      (8,050)       (8,050)        (8,050)
                                                                               --------     ---------      ---------
Loss applicable to common shareholders ....................................      (5,710)      (92,015)       (48,040)
                                                                               --------     ---------      ---------
Other comprehensive income (loss), net of income tax:
 Cumulative effect of a change in accounting principle ....................        (136)           --             --
 Change in derivative contracts ...........................................         256            --             --
 Unrealized holding gains (losses) on securities ..........................         (26)           13             13
 Reclassification adjustment for losses included in net income (loss) .....          39            --             96
 Minimum pension liability adjustment .....................................          --            --            289
 Change in foreign currency items .........................................       4,898            --             --
                                                                               --------     ---------      ---------
Other comprehensive income ................................................       5,031            13            398
                                                                               --------     ---------      ---------
Comprehensive loss applicable to common shareholders ......................    $   (679)    $ (92,002)     $ (47,642)
                                                                               ========     =========      =========
Basic and diluted income (loss) per common share:
Loss from continuing operations ...........................................    $  (0.25)    $   (1.39)     $   (0.83)
Income from discontinued operations .......................................        0.17          0.02           0.08
Extraordinary charge ......................................................          --         (0.01)            --
Cumulative effect of change in accounting principle .......................          --            --          (0.02)
                                                                               --------     ---------      ---------
Basic and diluted loss per common share ...................................    $  (0.08)    $   (1.38)     $   (0.77)
                                                                               ========     =========      =========
Weighted average number of common shares outstanding ......................      69,396        66,791         62,347
                                                                               ========     =========      =========


                 The accompanying notes are an integral part of the consolidated financial statements.

                      HECLA MINING COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)


                                                                                       YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------------
                                                                                 2001            2000            1999
                                                                             ------------   -------------   -------------
Operating activities:
Net income (loss) ........................................................    $   2,340       $ (83,965)      $ (39,990)
Noncash elements included in net income (loss):
 Depreciation, depletion and amortization ................................       20,740          22,363          23,738
 Cumulative effect of change in accounting principle .....................           --              --           1,385
 Extraordinary charge ....................................................           --             647              --
 (Gain) loss on sale of discontinued operations ..........................      (12,665)          1,043              --
 Gain on disposition of properties, plants and equipment .................         (338)         (1,460)         (2,133)
 Loss on investments .....................................................           --              --              96
 Reduction in carrying value of mining properties ........................           --          40,240           4,577
 Provision for reclamation and closure costs .............................        1,061          17,601          28,614
 Change in net assets of discontinued operations .........................        1,234           1,347              --
Change in assets and liabilities:
 Accounts and notes receivable ...........................................        4,516           6,486          (1,691)
 Income tax refund receivable ............................................           --              --           1,079
 Inventories .............................................................       (1,738)           (108)           (317)
 Other current and noncurrent assets .....................................       (1,435)            100          (1,324)
 Accounts payable and accrued expenses ...................................          417          (1,266)         (4,788)
 Accrued payroll and related benefits ....................................        3,100             669           1,542
 Accrued taxes ...........................................................       (1,401)             97           1,597
 Accrued reclamation and closure costs and other noncurrent liabilities ..       (7,793)         (9,528)         (9,429)
                                                                              ---------       ---------       ---------
Net cash provided (used) by operating activities .........................        8,038          (5,734)          2,956
                                                                              ---------       ---------       ---------
Investing activities:
 Proceeds from sale of discontinued operations ...........................       59,761           9,562              --
 Purchase of Monarch Resources Investments Limited, net of cash
  acquired ...............................................................           --              --          (9,183)
Additions to properties, plants and equipment ............................      (17,890)        (15,210)        (13,467)
Proceeds from disposition of properties, plants and equipment ............          545           2,671           2,476
Proceeds from the sale of investments ....................................           --             283             311
Decrease (increase) in restricted investments ............................         (107)           (270)            333
Purchase of investments and change in cash surrender value of life
 insurance, net ..........................................................          406           1,354              54
Other, net ...............................................................         (173)            381             133
                                                                              ---------       ---------       ---------
Net cash provided (used) by investing activities .........................       42,542          (1,229)        (19,343)
                                                                              ---------       ---------       ---------
Financing activities:
 Common stock issued for warrants and stock option plans .................          428              35             277
 Issuance of common stock, net of offering costs .........................        5,462              --          11,865
 Dividends paid on preferred stock .......................................           --          (6,037)         (8,050)
 Payments for debt issuance costs ........................................           --          (1,811)         (1,255)
 Borrowings against cash surrender value of life insurance ...............           --              --             925
 Borrowings on debt ......................................................       15,909          80,524          54,063
 Repayments on debt ......................................................      (66,192)        (67,094)        (41,199)
                                                                              ---------       ---------       ---------
 Net cash provided (used) by financing activities ........................      (44,393)          5,617          16,626
                                                                              ---------       ---------       ---------
Change in cash and cash equivalents:
 Net increase (decrease) in cash and cash equivalents ....................        6,187          (1,346)            239
 Cash and cash equivalents at beginning of year ..........................        1,373           2,719           2,480
                                                                              ---------       ---------       ---------
 Cash and cash equivalents at end of year ................................    $   7,560       $   1,373       $   2,719
                                                                              =========       =========       =========
Supplemental disclosure of cash flow information:
 Cash paid during year for:
  Interest, net of amount capitalized ....................................    $   2,888       $   8,376       $   4,377
                                                                              =========       =========       =========
  Income tax payments (refunds), net .....................................    $     (68)      $      54       $    (847)
                                                                              =========       =========       =========


SEE NOTES 10 AND 16 FOR NONCASH INVESTING AND FINANCING ACTIVITIES.

            The accompanying notes are an integral part of the consolidated financial statements.


                     HECLA MINING COMPANY AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                     PREFERRED STOCK     COMMON STOCK
                                                    ----------------- -------------------
                                                     SHARES   AMOUNT   SHARES    AMOUNT    CAPITAL SURPLUS
                                                    -------- -------- -------- ---------- ----------------
Balances, December 31, 1998 ....................... 2,300      $575    55,167   $13,792       $374,017
 Net loss .........................................
 Preferred stock dividends ($3.50 per share).......
 Stock issued for cash, net of issuance costs .....                     4,739     1,184         10,681
 Stock issued under stock option and warrant
  plans ...........................................                        99        25            232
 Stock issued to directors ........................                         8         2             18
 Stock issued in connection with acquisition of
  Monarch Resources Investments Limited ...........                     6,700     1,675         14,290
 Stock issued and held by grantor trust ...........                       132        33            967
 Other comprehensive income .......................
                                                    -----       ---    ------    ------        -------
Balances, December 31, 1999 ....................... 2,300       575    66,845    16,711        400,205
 Net loss .........................................
 Preferred stock dividends ($1.75 per share).......
 Stock issued to directors ........................                         8         2             19
 Stock issued and held by grantor trust ...........                         7         2             12
 Other comprehensive income .......................
                                                    -----       ---    ------    ------        -------
Balances, December 31, 2000 ....................... 2,300       575    66,860    16,715        400,236
 Net income .......................................
 Stock issued to directors ........................                         7         2              5
 Stock issued and held by grantor trust ...........                        25         6             38
 Stock disbursed by grantor trust .................                                               (204)
 Stock issued under stock option and warrant
  plans ...........................................                       408       102            325
 Stock issued for cash, net of issuance costs .....                     5,750     1,437          3,940
 Issuance of restricted stock .....................                        19         5             14
 Amortization of unearned compensation ............
 Other comprehensive income .......................
                                                    -----       ---    ------    ------        -------
Balances, December 31, 2001 ....................... 2,300      $575    73,069   $18,267        404,354
                                                    =====      ====    ======   =======       ========



                                                                      ACCUMULATED      STOCK
                                                                         OTHER        HELD BY
                                                      ACCUMULATED    COMPREHENSIVE    GRANTOR     UNEARNED     TREASURY
                                                        DEFICIT      INCOME (LOSS)     STOCK    COMPENSATION    STOCK
                                                    --------------- --------------- ---------- -------------- ---------
Balances, December 31, 1998 .......................   $  (230,493)     $ (5,269)      $   --       $  --       $ (886)
 Net loss .........................................       (39,990)
 Preferred stock dividends ($3.50 per share).......        (8,050)
 Stock issued for cash, net of issuance costs .....
 Stock issued under stock option and warrant
  plans ...........................................
 Stock issued to directors ........................
 Stock issued in connection with acquisition of
  Monarch Resources Investments Limited ...........
 Stock issued and held by grantor trust ...........                                     (500)
 Other comprehensive income .......................                         398
                                                                       --------
Balances, December 31, 1999 .......................      (278,533)       (4,871)        (500)         --         (886)
 Net loss .........................................       (83,965)
 Preferred stock dividends ($1.75 per share).......        (4,025)
 Stock issued to directors ........................
 Stock issued and held by grantor trust ...........                                      (14)
 Other comprehensive income .......................                          13
                                                                       --------
Balances, December 31, 2000 .......................      (366,523)       (4,858)        (514)         --         (886)
 Net income .......................................         2,340
 Stock issued to directors ........................
 Stock issued and held by grantor trust ...........                                      (20)
 Stock disbursed by grantor trust .................                                      204
 Stock issued under stock option and warrant
  plans ...........................................
 Stock issued for cash, net of issuance costs .....
 Issuance of restricted stock .....................                                                  (19)
 Amortization of unearned compensation ............                                                   13
 Other comprehensive income .......................                       5,031
                                                                       --------
Balances, December 31, 2001 .......................   $  (364,183)     $    173       $ (330)      $  (6)      $ (886)
                                                      ===========      ========       ======       =====       ======

 The accompanying notes are an integral part of the consolidated financial statements.


                      HECLA MINING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION -- The accompanying consolidated financial statements include the accounts of Hecla Mining Company (Hecla or the Company), its majority-owned subsidiaries and its proportionate share of the accounts of the joint ventures in which it participates. All significant intercompany transactions and accounts are eliminated in consolidation.

     Hecla's revenues and profitability are largely dependent on world prices for gold, silver, lead and zinc, which fluctuate widely and are affected by numerous factors beyond Hecla's control, including inflation and worldwide forces of supply and demand. The aggregate effect of these factors is not possible to accurately predict.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

     Certain consolidated financial statement amounts have been reclassified to conform to the 2001 presentation. These reclassifications had no effect on earnings or shareholders' equity as previously reported.

B. COMPANY'S BUSINESS AND CONCENTRATIONS OF CREDIT RISK -- Hecla is engaged in mining and mineral processing activities, including exploration, extraction, processing and reclamation. Hecla's principal products are metals (primarily gold, silver, lead and zinc). Substantially all of Hecla's operations are conducted in the United States, Mexico and Venezuela. Sales of metals products are made principally to domestic and foreign custom smelters and metal traders.

     Hecla sells substantially all of its metallic concentrates to smelters which are subject to extensive regulations including environmental protection laws. Hecla has no control over the smelters' operations or their compliance with environmental laws and regulations. If the smelting capacity available to Hecla was significantly reduced because of environmental requirements or otherwise, it is possible that Hecla's silver operations could be adversely affected. Industrial minerals are sold principally to domestic retailers and wholesalers.

     Hecla's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Hecla places its cash and temporary cash investments with institutions of high credit-worthiness. At times, such investments may be in excess of the federal insurance limit. Hecla routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

     At December 31, 2001, the Company had factored accounts receivable without recourse of $0.5 million. Factored accounts receivable are eliminated from the balance of accounts receivable when sold.

C. INVENTORIES -- Inventories are stated at the lower of average cost or estimated net realizable value.

D. INVESTMENTS -- Marketable equity securities are categorized as available for sale and carried at quoted market value.

     Realized gains and losses on the sale of securities are recognized on a specific identification basis. Unrealized gains and losses are included as a component of accumulated other comprehensive loss, net of related deferred income taxes, unless a permanent impairment in value has occurred, which is then charged to operations.

     Restricted investments primarily represent investments in money market funds. These investments are restricted primarily for reclamation funding or surety bonds.

                      HECLA MINING COMPANY AND SUBSIDIARIES

E. PROPERTIES, PLANTS AND EQUIPMENT -- Properties, plants and equipment are stated at the lower of cost or estimated net realizable value. Maintenance, repairs and renewals are charged to operations. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in operations. Idle facilities, placed on a standby basis, are carried at the lower of net carrying value or estimated net realizable value.

     Management of Hecla reviews the net carrying value of all facilities, including idle facilities, on a periodic basis. Hecla estimates the net realizable value of each property based on the estimated undiscounted future cash flows that will be generated from operations at each property, the estimated salvage value of the surface plant and equipment and the value associated with property interests. These estimates of undiscounted future cash flows are dependent upon estimates of metal to be recovered from proven and probable ore reserves, future production costs and future metals prices over the estimated remaining mine life. If undiscounted cash flows are less than the carrying value of a property, an impairment loss is recognized based upon the estimated expected future net cash flows from the property discounted at an interest rate commensurate with the risk involved.

     Management's estimates of metals prices, recoverable proven and probable ore reserves, and operating, capital and reclamation costs are subject to risks and uncertainties of change affecting the recoverability of Hecla's investment in various projects. Although management has made a reasonable estimate of these factors based on current conditions and information, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for asset impairment write-downs.

     Management's calculations of proven and probable ore reserves are based on engineering and geological estimates including minerals prices and operating costs. Changes in the geological and engineering interpretation of various orebodies, minerals prices and operating costs may change Hecla's estimates of proven and probable ore reserves. It is reasonably possible that certain of Hecla's estimates of proven and probable ore reserves will change in the near term resulting in a change to amortization and reclamation accrual rates in future reporting periods.

     Depreciation is based on the estimated useful lives of the assets and is computed using straight-line and unit-of-production methods. Depletion is computed using the unit-of-production method.

F. MINE EXPLORATION AND DEVELOPMENT -- Exploration costs and ongoing development costs at operating mines are charged to operations as incurred. Major mine development expenditures are capitalized at operating properties and at new mining properties not yet producing where proven and probable ore reserves have been identified.

G. RECLAMATION OF MINING AREAS -- All of Hecla's operations are subject to reclamation and closure requirements. Minimum standards for mine reclamation have been established by various governmental agencies which affect certain operations of Hecla. A reserve for mine reclamation costs has been established for restoring certain abandoned and currently disturbed mining areas based upon estimates of cost to comply with existing reclamation standards. Mine reclamation costs for operating properties are accrued using the unit-of-production method and charged to cost of sales and other direct production costs. The estimated amount of metals or minerals to be recovered from a mine site is based on internal and external geological data and is reviewed by management on a periodic basis. Changes in such estimated amounts which affect reclamation cost accrual rates are accounted for prospectively from the date of the change unless they indicate there is a current impairment of an asset's carrying value and a decision is made to permanently close the property, in which case they are recognized currently and charged to provision for closed operations and environmental matters. It is

                      HECLA MINING COMPANY AND SUBSIDIARIES
reasonably possible that Hecla's estimate of its ultimate accrual for reclamation costs will change in the near term due to possible changes in laws and regulations, and interpretations thereof, and changes in cost estimates.

H. REMEDIATION OF MINING AREAS -- Hecla accrues costs associated with environmental remediation obligations at the most likely estimate when it is probable that such costs will be incurred and they are reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study and are charged to provision for closed operations and environmental matters. Costs of future expenditures for environmental remediation are not discounted to their present value unless subject to a contractually obligated fixed payment schedule. Such costs are based on management's current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

     It is reasonably possible that, due to uncertainties associated with defining the nature and extent of environmental contamination, application of laws and regulations by regulatory authorities and changes in remediation technology, the ultimate cost of remediation could change in the future. Hecla periodically reviews its accrued liabilities for such remediation costs as evidence becomes available indicating that its remediation liability has potentially changed.

I. INCOME TAXES -- Hecla records deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in its financial statements. Deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

J. BASIC AND DILUTED LOSS PER COMMON SHARE -- Basic earnings per share (EPS) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. Due to the losses in 2001, 2000 and 1999, potentially dilutive securities were excluded from the calculation of diluted EPS as they were antidilutive. Therefore, there was no difference in the calculation of basic and diluted EPS in 2001, 2000 and 1999.

K. REVENUE RECOGNITION -- Sales of metal products sold directly to smelters are recorded when title and risk of loss transfer to the smelter at current spot metals prices. Recorded values are adjusted monthly until final settlement at month-end metals prices. Sales of metal in products tolled (rather than sold to smelters) are recorded at contractual amounts when title and risk of loss transfer to the buyer. Sales of industrial minerals are recognized as the minerals are shipped and title transferred.

L. INTEREST EXPENSE -- Interest costs incurred during the construction of qualifying assets are capitalized as part of the asset cost.

M. CASH EQUIVALENTS -- Hecla considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

N. FOREIGN CURRENCY TRANSLATION -- Hecla operates in Mexico with its wholly owned subsidiary, Minera Hecla, S.A. de C.V. (Minera Hecla). Hecla also operates in Venezuela with its wholly owned subsidiary, Minera Hecla Venezolana, C.A. The functional currency for Minera Hecla and Minera Hecla Venezolana is the U.S. dollar. Accordingly, Hecla translates the monetary assets and liabilities of these subsidiaries at the period-end exchange rate while nonmonetary assets and liabilities are translated at historical rates. Income and expense accounts are translated at the average exchange rate for each period. Translation adjustments and transaction gains and losses are reflected in the net loss for the period.

                      HECLA MINING COMPANY AND SUBSIDIARIES

O. RISK MANAGEMENT CONTRACTS -- Hecla uses derivative financial instruments as part of an overall risk-management strategy. These instruments are used as a means of hedging exposure to precious metals prices. Hecla does not hold or issue derivative financial instruments for speculative trading purposes.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 was amended in June 2000 with the issuance of SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133, which Hecla adopted effective January 1, 2001, requires that derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the fair value of derivatives in each period are to be accounted for either in current earnings or other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in the fair value or cash flows of the hedging instruments and the hedged items.

     Hecla uses forward sales contracts to hedge its exposure to precious metals prices. The underlying hedged production is designated at the inception of the hedge. At January 1, 2001, Hecla's hedging contracts, used to reduce exposure to precious metals prices, consisted of forward sales contracts and a gold lease rate swap.

     As Hecla intends to physically deliver metals in accordance with the terms of certain of the forward sales contracts, Hecla has accounted for these contracts as normal sales in accordance with SFAS 138. As a result, these contracts are not required to be accounted for as derivatives under SFAS 133. In regard to the gold lease rate swap, Hecla recorded a cumulative effect of a change in accounting principle in other comprehensive income of a loss of approximately $0.1 million upon adoption of SFAS 133 on January 1, 2001.

P. ACCOUNTING FOR STOCK OPTIONS -- Hecla measures compensation cost for stock option plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Hecla also provides the required disclosures of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

Q. NEW ACCOUNTING PRONOUNCEMENTS -- In April 1998, Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities" was issued. SOP 98-5 provides guidance on the financial reporting of start-up costs and organizational costs. It requires costs of start-up activities and organizational costs to be expensed as incurred, as well as the recognition of a cumulative effect of a change in accounting principle for retroactive application of the standard. Hecla adopted SOP 98-5 as required on January 1, 1999. The impact of this change in accounting principle related to unamortized start-up costs associated with Hecla's 29.73% ownership interest in the Greens Creek mine. The $1.4 million cumulative effect of this change in accounting principle is included in the consolidated statement of operations for the year ended December 31, 1999. Due to the availability of net operating losses, there was no tax effect associated with the change.

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations" which supersedes APB Opinion No. 16 "Business Combinations" and FASB Statement No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises." The provisions of this statement require that all business combinations be accounted for using "purchase accounting" and it disallows the use of "pooling of interests" as previously allowed under APB Opinion No. 16 and FASB Statement No. 38. This statement is effective for all business combinations subsequent to June 30, 2001. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

     Also in June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17 "Intangible Assets." The provisions of this statement changes

                      HECLA MINING COMPANY AND SUBSIDIARIES
the unit of account for goodwill and takes a very different approach to how goodwill and other intangible assets are accounted for subsequent to their initial recognition. Because goodwill and some intangible assets will no longer be amortized, the reported amounts of goodwill and intangible assets, as well as total assets, will not decrease at the same time and in the same manner as under previous standards. This statement is effective for all fiscal years beginning subsequent to December 15, 2001. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

     In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which amends SFAS No. 19. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement required that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The requirements of this Statement must be implemented for fiscal years beginning after June 15, 2002; however, early adoption is encouraged. The Company is currently evaluating what effect the adoption of this standard will have on the Company's financial statements.

     The FASB also issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. It also amends APB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

R. LIQUIDITY -- As of December 31, 2001, Hecla had cash and cash equivalents of $7.6 million and negative working capital of $0.4 million. Hecla believes cash requirements over the next twelve months will be funded through a combination of current cash, future cash flows from operations, proceeds from potential asset sales, and/or future debt or equity security issuances. Hecla's ability to raise capital is highly dependent upon the commercial viability of its projects and the associated prices of metals Hecla produces. Because of the significant impact that changes in the prices of gold, silver, zinc and lead have on Hecla's financial condition, declines in these metals prices may negatively impact short-term liquidity and Hecla's ability to raise additional funding for long-term projects. In the event that cash balances decline to a level that cannot support the operations of Hecla, management will defer certain planned capital expenditures and exploration expenditures as needed to conserve cash for operations. If management's plans are not successful, operations and liquidity may be adversely affected.

NOTE 2: DISCONTINUED OPERATIONS

     On March 27, 2001, Hecla completed a sale of the Kentucky-Tennessee Clay Company, K-T Feldspar Corporation, K-T Clay de Mexico and certain other minor inactive industrial minerals companies (collectively the K-T Group) for $62.5 million. Hecla recorded a gain on the sale of the K-T Group of $12.7 million in 2001. The proceeds from the sale were used to repay a term loan facility of $55.0 million, and to repay amounts outstanding under a $2.0 million revolving bank agreement. The remaining net proceeds were available for general corporate purposes.

     On March 4, 2002, Hecla completed a sale of the pet operations of the Colorado Aggregate division (CAC) of MWCA for approximately $1.5 million in cash. Hecla continues to pursue the sale

                      HECLA MINING COMPANY AND SUBSIDIARIES
of the remaining assets of the industrial minerals segment and has a signed letter of intent to sell the briquette operations of CAC, although there can be no assurance a sales transaction will take place. At December 31, 2001, the net assets of CAC were approximately $2.7 million.

     On March 15, 2000, Hecla sold substantially all of the assets of its Mountain West Products (MWP) division of MWCA for $8.5 million in cash. The sale of MWP resulted in a loss on disposal of $1.0 million. On June 5, 2000, Hecla completed a sale of the landscape operations of CAC for $1.1 million in cash. The sale of the landscape operations did not result in a gain or loss.

     During 1999, based upon anticipated sales proceeds for the sale of the MWCA subsidiary, Hecla determined that certain adjustments were necessary to properly reflect the estimated net realizable value of MWCA. These adjustments, totaling $4.4 million, consisted of write-downs of property, plant and equipment of $3.2 million and a write-down of other noncurrent assets of $1.2 million during the year ended December 31, 1999.

     The net assets of discontinued operations at December 31, 2001 and 2000, consist of (in thousands):

                                                       2001        2000
                                                     --------   ---------
                   ASSETS
   Cash and cash equivalents .....................    $   --     $ 1,750
   Accounts and notes receivable .................        --       9,528
   Inventories ...................................     2,139       5,035
   Other current assets ..........................        --         433
   Properties, plants and equipment, net .........       645      32,174
   Other noncurrent assets .......................        --       1,126
                                                      ------     -------
       Total assets ..............................    $2,784     $50,046
                                                      ======     =======
                LIABILITIES
   Accounts payable and accrued expenses .........    $   --     $ 4,808
   Accrued payroll and related benefits ..........        --         510
   Accrued taxes .................................        --          41
   Accrued reclamation and closure costs .........        70         414
   Other noncurrent liabilities ..................        --         216
                                                      ------     -------
       Total liabilities .........................        70       5,989
                                                      ------     -------
   Net assets of discontinued operations .........    $2,714     $44,057
                                                      ======     =======

                      HECLA MINING COMPANY AND SUBSIDIARIES

     A summary of operating results of discontinued operations for the three years ended December 31 is as follows (in thousands):


                                                                        2001          2000         1999
                                                                   -------------   ----------   ----------
Sales of products ..............................................      $21,625       $ 75,054     $89,911
                                                                      -------       --------     -------
Cost of sales ..................................................      20,082          67,114      75,041
Depreciation, depletion and amortization .......................       1,099           3,990       4,755
                                                                      -------       --------     -------
                                                                      21,181          71,104      79,796
                                                                      -------       --------     -------
Gross Profit ...................................................         444           3,950      10,115
                                                                      -------       --------     -------
Other operating expenses:
 General and administrative ....................................          86             355         328
 Exploration ...................................................         174             242         394
 Reduction in carrying value of mining properties ..............          --              --       4,402
                                                                      -------       --------     -------
                                                                         260             597       5,124
                                                                      -------       --------     -------
Income from operations .........................................         184           3,353       4,991
                                                                      -------       --------     -------
Other income (expense):
 Interest and other income .....................................           1               9          35
 Miscellaneous expense .........................................        (923)           (516)        (94)
 Interest expense ..............................................          (5)            (59)        (28)
                                                                      ---------     --------     -------
                                                                        (927)           (566)        (87)
                                                                      --------      --------     -------
Income (loss) from discontinued operations before income taxes
 and gain (loss) on disposal ...................................        (743)          2,787       4,904
Income tax provision ...........................................          --            (215)       (118)
                                                                      --------      --------     -------
Income (loss) from discontinued operations before gain (loss) on
 disposal ......................................................        (743)          2,572       4,786
Gain (loss) on disposal, net of income tax .....................      12,665          (1,043)         --
                                                                      --------      --------     -------
Net income from discontinued operations ........................      $11,922       $  1,529     $ 4,786
                                                                      ========      ========     =======

     The following is sales information for discontinued operations by geographic area for the years ended December 31 (in thousands):


                              2001         2000         1999
                           ----------   ----------   ----------
United States ..........    $15,497      $52,293      $69,573
Canada .................      1,336        4,225        4,533
Mexico .................      2,950       12,771       11,062
Japan ..................        135          421          488
Taiwan .................        376        1,275          885
Venezuela ..............        564        1,000          810
Chile ..................        307          463          223
Italy ..................        197          849          876
Other foreign ..........        263        1,757        1,461
                            -------      -------      -------
                            $21,625      $75,054      $89,911
                            =======      =======      =======

                      HECLA MINING COMPANY AND SUBSIDIARIES

     The following is sales information for discontinued operations by country of origin for the years ended December 31 (in thousands):


                              2001         2000         1999
                           ----------   ----------   ----------
United States ..........    $19,037      $64,309      $80,940
Mexico .................      2,588       10,745        8,971
                            -------      -------      -------
                            $21,625      $75,054      $89,911
                            =======      =======      =======

     Hecla's industrial minerals operations lease various facilities and equipment under noncancelable operating lease arrangements. Rent expense incurred for these operating leases during the years ended December 31, 2001, 2000 and 1999, was approximately $0.7 million, $3.6 million and $3.5 million, respectively.


NOTE 3: INVENTORIES

Inventories consist of the following (in thousands):

                                                                            DECEMBER 31,
                                                                        ---------------------
                                                                           2001        2000
                                                                        ---------   ---------
Concentrates, bullion, metals in transit and other products .........    $ 4,211     $ 5,932
Materials and supplies ..............................................      6,657       5,337
                                                                         -------     -------
                                                                         $10,868     $11,269
                                                                         =======     =======

     At December 31, 2001, Hecla had forward sales commitments through December 31, 2004, for 199,158 ounces of gold at an average price of $288.92 per ounce. The aforementioned contracts were designated as hedges at December 31, 2001. Hecla is exposed to certain losses, generally the amount by which the contract price exceeds the spot price of a commodity, in the event of nonperformance by the counterparties to these agreements. The London AM gold price at December 31, 2001, was $276.50 per ounce.


NOTE 4: PROPERTIES, PLANTS AND EQUIPMENT

The major components of properties, plants and equipment are (in thousands):

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                          2001          2000
                                                                      -----------   -----------
Mining properties .................................................    $  8,271      $  8,563
Development costs .................................................     111,827       114,054
Plants and equipment ..............................................     168,210       173,012
Land ..............................................................         925         1,100
                                                                       --------      --------
                                                                        289,233       296,729
Less accumulated depreciation, depletion and amortization .........     184,640       188,386
                                                                       --------      --------
Net carrying value ................................................    $104,593      $108,343
                                                                       ========      ========

     During the fourth quarter of 2001, Hecla entered into an agreement to sell its headquarters building in Coeur d'Alene, Idaho, for $5.6 million in cash. The sale of the building is expected to close during the second quarter of 2002. In connection with the sale, the Company entered into a lease agreement with the purchaser to lease a portion of the building, which will be effective upon closing on the sale of the building. The lease calls for monthly payments of approximately $38,000 over the next two years, at which time the Company has an option to reduce the amount of leased space for an additional three years. The purchaser of the building will also have an option to terminate the lease agreement with Hecla during the first two years of the lease agreement, subject to certain payments to Hecla.

                      HECLA MINING COMPANY AND SUBSIDIARIES

     In the fourth quarter of 2000, Hecla recorded an adjustment of $31.2 million to reduce the carrying value of the Lucky Friday silver mine property, plant and equipment in accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adjustment at Lucky Friday was necessitated due to continued low silver and lead prices combined with further declines in silver and lead prices during the fourth quarter of 2000. On July 17, 2001, Hecla announced that operations at its Lucky Friday silver mine would be reduced, effective October 2001, due to continued low silver and lead prices. Additionally, during the second quarter of 2000, Hecla recorded adjustments of $4.4 million for properties, plants and equipment and supply inventory at the Rosebud mine, and $4.7 million for previously capitalized deferred development costs at the Noche Buena gold property. The $4.4 million adjustment at the Rosebud mine was necessitated due to the planned closure of the Rosebud mine by Hecla and its joint-venture partner. The Rosebud mine completed mining activity in July 2000 and milling activities in August 2000. At the Noche Buena property, Hecla suspended activities in 1999 due to a low price for gold. Based upon the continuation of the lower gold price, an adjustment to the carrying value of the Noche Buena property was recorded.


NOTE 5: ENVIRONMENTAL AND RECLAMATION ADJUSTMENTS

     During 2000, Hecla recorded charges of $16.4 million for future environmental and reclamation expenditures at the Grouse Creek property, the Bunker Hill Superfund site and other idle properties. During the fourth quarter of 2000, an Administrative Order on Consent was entered into with the U.S. Environmental Protection Agency, requiring Hecla to commence dewatering of the tailings impoundment at Grouse Creek in 2001. Due to the Administrative Order on Consent, updated cost estimates were determined in accordance with Statement of Position 96-1, "Environmental Remediation Liabilities." At the Bunker Hill Superfund site, estimated future costs were increased based upon results of sampling activities completed through 2000 and current cost estimates to remediate residential yards and commercial properties.

     In 1999, Hecla recorded charges totaling $27.3 million for future environmental and reclamation expenditures at the Grouse Creek property and the Bunker Hill Superfund site. The accrual adjustment at Grouse Creek was based upon anticipated changes to the closure plan developed in 1999, including increased dewatering requirements and other expenditures. The changes to the reclamation plan at Grouse Creek were necessitated principally by the need to dewater the tailings impoundment rather than reclaim it as a wetland as originally planned. At the Bunker Hill Superfund site, estimated future costs were increased based upon results of sampling activities completed through 1999 and current cost estimates to remediate residential yards and commercial properties.

     For additional information regarding environmental matters, see Note 8 of Notes to Consolidated Financial Statements.


NOTE 6: INCOME TAXES

     Major components of Hecla's income tax provision (benefit) for the years ended December 31, 2001, 2000 and 1999, relating to continuing operations are as follows (in thousands):


                                            2001     2000       1999
                                           ------   ------   ---------
Current:
 Federal ...............................    $--      $--      $   --
 Foreign ...............................     --       13        (403)
                                            ---      ---      ------
Income tax provision (benefit) .........    $--      $13      $ (403)
                                            ===      ===      ======

     For the year ended December 31, 2001, the income tax provision related to discontinued operations was zero. For the years ended December 31, 2000 and 1999, the income tax provision related to discontinued operations was $215,000 and $118,000, respectively.

                      HECLA MINING COMPANY AND SUBSIDIARIES

Domestic and foreign components of income (loss) from continuing operations before income taxes for the years ended December 31, 2001, 2000 and 1999, are as follows (in thousands):

                           2001            2000            1999
                      -------------   -------------   -------------
Domestic ..........     $ (19,822)      $ (79,645)      $ (38,781)
Foreign ...........        10,240          (5,189)         (5,013)
                        ---------       ---------       ---------
Total .............     $  (9,582)      $ (84,834)      $ (43,794)
                        =========       =========       =========

     The components of the net deferred tax liability were as follows (in thousands):


                                                            DECEMBER 31,
                                                    ----------------------------
                                                         2001            2000
                                                    -------------   ------------
Deferred tax assets:
 Accrued reclamation costs ......................    $   18,231      $   19,945
 Investment valuation differences ...............         1,357           2,172
 Capital loss carryover .........................            --             603
 Postretirement benefits other than pensions ....         1,437           1,303
 Deferred compensation ..........................           902           1,493
 Accounts receivable ............................            --             456
 Foreign net operating losses ...................         7,579          10,420
 Federal net operating losses ...................       109,627         105,104
 State net operating losses .....................        12,264          13,327
 Properties, plants and equipment ...............         2,747          12,049
 Tax credit carryforwards .......................         1,989           1,989
 Miscellaneous ..................................         1,479           1,355
                                                     ----------      ----------
 Total deferred tax assets ......................       157,612         170,216
 Valuation allowance ............................      (153,214)       (167,109)
                                                     ----------      ----------
   Net deferred tax assets ......................         4,398           3,107
                                                     ----------      ----------
Deferred tax liabilities:
 Pension costs ..................................        (4,398)         (3,107)
 Other ..........................................          (300)           (300)
                                                     ----------      ----------
   Total deferred tax liability .................        (4,698)         (3,407)
                                                     ----------      ----------
Net deferred tax liability ......................    $     (300)     $     (300)
                                                     ==========      ==========

     Hecla recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to the expiration of net operating losses and tax credit carryforwards. The changes in the valuation allowance for the years ended December 31, 2001, 2000 and 1999, are as follows (in thousands):


                                                                           2001             2000             1999
                                                                      --------------   --------------   --------------
Balance at beginning of year ......................................     $ (167,109)      $ (139,852)      $ (115,654)
 Increase due to exclusion of net deferred tax liability associated
   with discontinued operations ...................................             --           (3,266)              --
 Increase related to nonutilization of net operating loss
   carry-forwards and nonrecognition of deferred tax assets due
   to uncertainty of recovery .....................................             --          (23,991)         (24,198)
 Decrease related to expiration of foreign net operating loss carryforwards and an adjustment to foreign property, plant
   and equipment ..................................................         13,895               --               --
                                                                        ----------       ----------       ----------
Balance at end of year ............................................     $ (153,214)      $ (167,109)      $ (139,852)
                                                                        ==========       ==========       ==========

                      HECLA MINING COMPANY AND SUBSIDIARIES

     The annual tax provision (benefit) is different from the amount which would be provided by applying the statutory federal income tax rate to Hecla's pretax income (loss). The reasons for the difference are (in thousands):


                                                             2001                   2000                      1999
                                                    ---------------------- ----------------------- --------------------------
Computed "statutory" (benefit)/provision ..........   $ (3,258)      (34)%   $ (28,844)      (34)%   $ (14,890)      (34)%
Nonutilization of net operating losses and effect
 of foreign taxes .................................      3,258        34        28,857        34        14,487        33
                                                      --------       ---     ---------       ---     ---------       ---
                                                      $     --        --%    $      13        --%    $    (403)         (1)%
                                                      ========       ====    =========       ====    =========       =====

     As of December 31, 2001, for income tax purposes, Hecla has net operating loss carryovers of $322.4 million and $241.2 million for regular and alternative minimum tax purposes, respectively. These operating loss carryovers substantially expire over the next 15 to 20 years, the majority of which expire between 2006 and 2021. In addition, Hecla has foreign tax operating losses of approximately $22.3 million which expire between 2004 and 2011. Approximately $17.4 million of regular tax loss carryovers are subject to limitations in any given year due to mergers. Hecla has approximately $0.9 million in alternative minimum tax credit carryovers eligible to reduce future regular tax liabilities.


NOTE 7: LONG-TERM DEBT AND CREDIT AGREEMENT

     Long-term debt consists of the following (in thousands):

                                          DECEMBER 31,
                                   --------------------------
                                       2001          2000
                                   -----------   ------------
Revolving bank debt ............    $  2,800      $   1,024
Project financing debt .........      13,191         10,250
Subordinated bank debt .........       3,000          3,000
Term loan facility .............          --         55,000
Other long-term debt ...........          --             41
                                    --------      ---------
                                      18,991         69,315
Less current portion ...........      (7,043)       (59,274)
                                    --------      ---------
                                    $ 11,948      $  10,041
                                    ========      =========

     Future minimum debt repayments associated with long-term debt as of December 31, 2001, are as follows (in thousands):



YEAR ENDING DECEMBER 31
-----------------------
        2002 ....................................    $ 7,043
        2003 ....................................      7,283
        2004 ....................................      2,337
        2005 ....................................      1,368
        2006 ....................................        960
                                                     -------
        Total long-term debt repayments .........    $18,991
                                                     =======

REVOLVING BANK DEBT

     The Company has a revolving bank agreement which allows borrowings up to $3.0 million for general corporate purposes. This loan is payable on April 30, 2002, and is collateralized by Hecla's headquarters building in Coeur d'Alene, Idaho. Hecla has entered into an agreement to sell its headquarters building during the second quarter of 2002. As of December 31, 2001 and 2000, $2.8 million and $1.0 million was outstanding and classified as current portion of long-term debt. At December 31, 2001, the interest rate on this loan was 7%.

                      HECLA MINING COMPANY AND SUBSIDIARIES

PROJECT FINANCING AND SUBORDINATED BANK DEBT

     At December 31, 2001 and 2000, Hecla's wholly owned subsidiary, Hecla Resources Investments Limited (HRIL) had $6.5 million and $10.25 million outstanding under a credit agreement used to provide project financing at the La Camorra mine. The project financing agreement is payable in semiannual payments through December 31, 2004, and had an interest rate of 4.8% at December 31, 2001.

     HRIL must maintain compliance with certain financial and other restrictive covenants related to the available ore reserves and financial performance of the La Camorra mine. The Company is required to maintain hedged gold positions sufficient to cover all dollar loans, operating expenditures, taxes, royalties and similar fees projected for the project. At December 31, 2001, there were 169,158 ounces of gold sold forward. The forward sales agreement assumes the ounces of gold committed to forward sales at the end of each quarter thereafter can be leased at a rate of 1.5% for each following quarter. The Company maintains a Gold Lease Rate Swap at a fixed rate of 1.5% on the outstanding notional volume of the flat forward sale, with settlement being made quarterly with the Company receiving the fixed rate and paying the current floating gold lease rate.

     In connection with the project financing agreement, Hecla has outstanding a $3.0 million subordinated loan agreement, repayable in three semiannual payments beginning June 30, 2003. The entire $3.0 million subordinated loan was outstanding at December 31, 2001 and 2000. The loan agreement gives the Company the option to capitalize interest payments by adding them to the principal amount of the loan. At December 31, 2001, the interest amount added to principal was approximately $0.5 million. The interest rate on the subordinated debt was 5.9% as of December 31, 2001.

     At December 31, 2001, Hecla's wholly owned subsidiary, Minera Hecla, S.A. de C.V. (Minera Hecla) had $6.7 million outstanding under a project loan used to acquire a processing mill at Velardena, Mexico, to process ore mined from the San Sebastian project on the Saladillo mining concessions located near Durango, Mexico. The credit facility is nonrecourse to Hecla. Under the terms of the credit facility, Minera Hecla will make monthly payments for principal and interest over 63 months. The loan is collateralized by the mill at Velardena and the Saladillo, Saladillo 1 and Saladillo 5 mining concessions and bears interest at the rate of 13%.


TERM LOAN FACILITY

     On March 27, 2001, Hecla completed a sales transaction for the K-T Clay group for $62.5 million which was partially utilized to repay the $55.0 million term loan facility due on April 10, 2001. At December 31, 2000, $55.0 million was outstanding and classified as current portion of long-term debt.


NOTE 8: COMMITMENTS AND CONTINGENCIES


BUNKER HILL SUPERFUND SITE

     In 1994, Hecla, as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), entered into a consent decree with the Environmental Protection Agency (EPA) and the state of Idaho, concerning environmental remediation obligations at the Bunker Hill Superfund site located at Kellogg, Idaho. The consent decree settled Hecla's response-cost liability under CERCLA at the Bunker Hill site. In August 2000, Sunshine Mining and Refining Company which was also a party to the 1994 Consent Decree, filed for Chapter 11 bankruptcy and in January 2001, the Federal District Court approved a new Consent Decree between Sunshine, the U.S. Government and the Coeur d'Alene Indian Tribe which settled Sunshine's environmental liabilities in the Coeur d'Alene Basin lawsuits described below and released Sunshine from further obligations under the 1994 Consent Decree. In September 2001, the Idaho

                      HECLA MINING COMPANY AND SUBSIDIARIES

Federal District Court held a hearing on the Company's motion to relieve the Company from some or all of the obligations under the 1994 Consent Decree based on a number of arguments including the impact of changed circumstances because EPA determined to utilize a broad remedial investigation feasibility study (RI/FS) CERCLA process to address environmental issues in the Coeur d'Alene Basin outside the Bunker Hill Site. In a September 30, 2001, Order, amended October 15, 2001, the Court held that sufficient changed circumstances had occurred to support modification of the 1994 Consent Decree. In the Order, as amended, the Court permitted the mining companies to terminate further work under the 1994 Consent Decree for 2001 except for a few high-risk yards and stated the Court would make a final decision on the request to modify the Consent Decree after EPA's Record of Decision (ROD) on the Basin clean-up is issued. EPA recently issued its proposed plan for the clean-up of the Coeur d'Alene Basin and a ROD on the clean-up plan is expected to be issued by EPA in 2002. As of December 31, 2001, Hecla has estimated and accrued an allowance for liability for remedial activity costs at the Bunker Hill site of $9.7 million. These estimated expenditures are anticipated to be made over the next three to five years. Although Hecla believes the accrual is adequate based upon current estimates of aggregate costs, it is reasonably possible that Hecla's estimate of its obligations may change in the near or longer term.

COEUR D'ALENE RIVER BASIN ENVIRONMENTAL CLAIMS

     -- Coeur d'Alene Indian Tribe Claims

     In July 1991, the Coeur d'Alene Indian Tribe brought a lawsuit, under CERCLA, in Idaho Federal District Court against Hecla and a number of other mining companies asserting claims for damages to natural resources downstream from the Bunker Hill site over which the tribe alleges some ownership or control. The Tribe's natural resource damage litigation has been consolidated with the United States' litigation described below.

     -- U.S. Government Claims

     In March 1996, the United States filed a lawsuit in Idaho Federal District Court against certain mining companies that conducted historic mining operations in the Silver Valley of northern Idaho, including Hecla. The lawsuit asserts claims under CERCLA and the Clean Water Act and seeks recovery for alleged damages to or loss of natural resources located in the Coeur d'Alene River Basin in northern Idaho for which the United States asserts to be the trustee under CERCLA. The lawsuit asserts that the defendants' historic mining activity resulted in releases of hazardous substances and damaged natural resources within the Basin. The suit also seeks declaratory relief that Hecla and other defendants are jointly and severally liable for response costs under CERCLA for historic mining impacts in the Basin outside the Bunker Hill site. Hecla has asserted a number of defenses to the United States' claims.

     In May 1998, the EPA announced that it had commenced a RI/FS under CERCLA for the entire Basin, including Lake Coeur d'Alene, in support of its response cost claims asserted in its March 1996 lawsuit. In October 2001, the EPA issued its proposed clean-up plan for the Basin, and EPA's Record of Decision on the clean-up plan is expected to be issued by EPA in 2002.

     The first phase of the trial commenced on the consolidated Coeur d'Alene Indian Tribe's and the United States' Federal District Court cases on January 22, 2001, and was concluded on July 30, 2001. In the first phase of the trial, the Court has been asked to determine the extent of liability, if any, of the defendants for the plaintiffs' CERCLA claims. The Court has also been asked to determine the liability of the United States for its historic involvement in the Basin. No decision on the issues before the Court in the first phase of the litigation has been issued. If liability is determined in the first phase, a second trial will be scheduled for 2002 or 2003 to address damages and remedy selection. Two of the defendant mining companies, Coeur d'Alene Mines Corporation and Sunshine Mining and Refining Company, settled their liabilities under the litigation during the first quarter of 2001. Hecla and ASARCO are the only defendants remaining in the litigation.

                      HECLA MINING COMPANY AND SUBSIDIARIES

     During 2000 and into 2001, Hecla was involved in settlement negotiations with representatives of the U.S. government and the Coeur d'Alene Indian Tribe. The Company also participated with certain of the other defendants in the litigation in a state of Idaho led settlement effort. On August 16, 2001, the Company entered into an Agreement in Principle with the United States and the State of Idaho to settle the governments' claims for natural resource damages and clean-up costs related to the historic mining practices in the Coeur d'Alene Basin in northern Idaho. The settlement, if and when finalized in the form of a Consent Decree, would release the Company from further liability to the governments for its historic mining practices in the Coeur d'Alene Basin. The Agreement in Principle caps for a period of ten years the majority of the clean-up related expenditures the Company is responsible for annually at the Bunker Hill Superfund Site, the Grouse Creek mine and the Stibnite site in central Idaho. The Agreement limits these payments to the Government and/or clean-up obligations at these sites to a fixed annual cap of $5.0 million for each of the first two years of the Agreement and $6.0 million for each of the next eight years. Hecla is committed to work and/or make payments of $4.0 million annually for the following 20 years thereafter. In addition, Hecla would either have to pay or perform clean up obligations amounting to 10% of its operating cash flow as adjusted for certain exploration expenditures. Hecla would provide a security interest in assets with a value of $20 million which will decline over ten years. The Agreement in Principle does not include the Coeur d'Alene Indian Tribe; however, the Company hopes to be able to include the Tribe as a party to the settlement under the terms of a final consent decree. Representatives of the United States, the State of Idaho and the Company continue to work on terms of a definitive consent decree incorporating the terms of the Agreement in Principle. However, there are a number of significant issues which will need to be resolved prior to finalizing the definitive Consent Decree.

     As of December 31, 2001, the Company has accrued $43.6 million related to the properties covered by the Agreement in Principle. The range of liability for these sites could be up to $138.0 million on an undiscounted basis over 30 years plus the percentage of operating cash flow. If, and when, the Agreement in Principle is finalized in the form of a Consent Decree, if the terms of the obligation are fixed and determinable, they may be discounted. Hecla has accrued what management believes is the best estimate of the liability as of December 31, 2001.

     However, it is reasonably possible that Hecla's obligation may change in the near or long term depending on a number of factors, including finalization and entry of a Consent Decree. In addition, an adverse ruling against Hecla for liability and damages in this matter could have a material adverse effect on the Company.


PRIVATE CLASS ACTION LITIGATION

     On or about January 7, 2002, a class action complaint was filed in this matter in the Idaho District Court, County of Kootenai, against several corporate defendants, including the Company. The Company was served with the Complaint on January 29, 2002. The Complaint seeks certification of three plaintiff classes of Coeur d'Alene Basin residents and current and former property owners to pursue three types of relief: various medical monitoring programs, a real property remediation and restoration program, and damages for diminution in property value, plus other damages and costs. The Company believes the Complaint is subject to challenge on a number of bases and intends to vigorously defend itself in this litigation.


INSURANCE COVERAGE LITIGATION

     In 1991, Hecla initiated litigation in the Idaho District Court, County of Kootenai, against a number of insurance companies that provided comprehensive general liability insurance coverage to Hecla and its predecessors. Hecla believes the insurance companies have a duty to defend and indemnify Hecla under their policies of insurance for all liabilities and claims asserted against Hecla by the EPA and the tribe under CERCLA related to the Bunker Hill site and the Basin in northern

                      HECLA MINING COMPANY AND SUBSIDIARIES

Idaho. In 1992, the Idaho State District Court ruled that the primary insurance companies had a duty to defend Hecla in the Tribe's lawsuit. During 1995 and 1996, Hecla entered into settlement agreements with a number of the insurance carriers named in the litigation. Hecla has received a total of approximately $7.2 million under the terms of the settlement agreements. Thirty percent of these settlements were paid to the EPA to reimburse the U.S. government for past costs under the Bunker Hill site consent decree. Litigation is still pending against one insurer with trial suspended until the underlying environmental claims against Hecla are resolved or settled. The remaining insurer in the litigation, along with a second insurer not named in the litigation, is providing Hecla with a partial defense in all Basin environmental litigation. As of December 31, 2001, Hecla had not reduced its accrual for reclamation and closure costs to reflect the receipt of any potential insurance proceeds.


OTHER CLAIMS

     In 1997, Hecla's subsidiary, Kentucky-Tennessee Clay Company (K-T Clay), terminated shipments (comprising approximately 1% of annual ball clay production) sold to animal feed producers, when the Food and Drug Administration determined trace elements of dioxin were present in poultry. Dioxin is inherently present in ball clays generally. On September 22, 1999, Riceland Foods (the primary purchaser of ball clay from K-T Clay used in animal feed) commenced litigation against K-T Clay in State Court in Arkansas to recover its losses and its insurance company's payments to downstream users of its animal feed. The complaint alleged negligence, strict liability and breach of implied warranties and seeks damages in excess of $7.0 million. Legal counsel retained by the insurance company for K-T Clay had the case removed to Federal Court in Arkansas. In July 2000, a second complaint was filed against K-T Clay and Hecla in Arkansas State Court by Townsends, Inc., another purchaser of animal feed containing ball clay sold by K-T Clay. A third complaint was filed in the United States District Court in Arkansas on August 31, 2000, by Archer Daniels Midland Company, a successor in interest to Quincy Soybean Company, a third purchaser of ball clay sold by K-T Clay and used in the animal feed industry. The Townsends and Archer Daniels lawsuits allege damages totaling approximately $300,000 and $1.4 million, respectively. These complaints contain similar allegations to the Riceland Foods' case and legal counsel retained by the insurance carrier is defending K-T Clay and Hecla in these lawsuits. The Company believes that these claims comprise substantially all the potential claims related to this matter. In January 2001, Hecla was dismissed from the only lawsuit in which it had been named as a defendant. In March 2001, prior to trial, K-T Clay settled the Riceland Foods litigation against K-T Clay through settlement payment substantially funded by K-T Clay's insurance carrier. K-T Clay contributed $230,000 toward the Riceland Foods settlement. In August 2001, the Federal District Court dismissed the Archer Daniels litigation; however, a similar lawsuit based upon implied warranty was refiled by Archer Daniels against K-T Clay on October 24, 2001, in Arkansas Federal Court. The defense of the Townsends lawsuit is being covered by insurance. The Company believes that K-T Clay's insurance coverage is available to cover the remaining claims. On March 27, 2001, Hecla sold its interest in K-T Clay. However, Hecla agreed to indemnify the purchaser of K-T Clay from all liability resulting from these dioxin claims and litigation to the extent not covered by insurance. Although the outcome of the remaining litigation or insurance coverage cannot be assured, Hecla currently believes that there will be no material adverse effect on Hecla's results of operations, financial condition or cash flows from this matter.

     Hecla is subject to other legal proceedings and claims not disclosed above which have arisen in the ordinary course of its business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these other matters, it is the opinion of Hecla's management that the outcome of these other matters will not have a material adverse effect on the financial condition of Hecla.

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 9: EMPLOYEE BENEFIT PLANS


     Hecla and certain subsidiaries sponsor defined benefit pension plans covering substantially all employees. Hecla also provides certain postretirement benefits, principally health care and life insurance benefits for qualifying retired employees.

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31, 2001 and 2000 (in thousands):


                                                                PENSION BENEFITS             OTHER BENEFITS
                                                            -------------------------   -------------------------
                                                               2001          2000           2001          2000
                                                            ----------   ------------   -----------   -----------
Change in benefit obligation:
 Benefit obligation at beginning of year ................    $ 45,994     $  43,811      $  2,377      $  2,418
 Service cost ...........................................         822         1,406            24            24
 Interest cost ..........................................       2,707         2,989           166           169
 Plan amendments ........................................       2,027             7            --            --
 Actuarial (gain) loss ..................................      (1,678)          405           177           (98)
 Divestitures ...........................................      (4,044)           --            --            --
 Benefits paid ..........................................      (2,298)       (2,624)         (126)         (136)
 Settlements ............................................      (1,934)           --            --            --
 Curtailments ...........................................        (501)           --            --            --
                                                             --------     ---------      --------      --------
 Benefit obligation at end of year ......................      41,095        45,994         2,618         2,377
                                                             --------     ---------      --------      --------
Change in plan assets:
 Fair value of plan assets at beginning of year .........      67,285        58,721            --            --
 Actual return on plan assets ...........................      (6,497)       11,023            --            --
 Divestitures ...........................................      (4,027)           --            --            --
 Employer contributions .................................          64           165           126           136
 Settlements ............................................      (2,419)           --            --            --
 Benefits paid ..........................................      (2,298)       (2,624)         (126)         (136)
                                                             --------     ---------      --------      --------
 Fair value of plan assets at end of year ...............      52,108        67,285            --            --
                                                             --------     ---------      --------      --------
Funded status at end of year ............................      11,014        21,292        (2,618)       (2,377)
 Unrecognized net actuarial gain ........................      (3,333)      (15,674)         (153)         (352)
 Unrecognized transition (asset) obligation .............          35          (455)           --            --
 Unrecognized prior service cost ........................       2,687         2,756           209           285
                                                             --------     ---------      --------      --------
 Net amount recognized in consolidated balance
   sheets ...............................................    $ 10,403     $   7,919      $ (2,562)     $ (2,444)
                                                             ========     =========      ========      ========

                     HECLA MINING COMPANY AND SUBSIDIARIES

     The following table provides the amounts recognized in the consolidated balance sheets as of December 31, 2001 and 2000 (in thousands):


                                          PENSION BENEFITS            OTHER BENEFITS
                                      ------------------------   -------------------------
                                         2001          2000          2001          2000
                                      ----------   -----------   -----------   -----------
Prepaid benefit costs .............    $ 12,067     $  9,524      $     --      $     --
Accrued benefit liability .........      (1,664)      (1,940)       (2,562)       (2,444)
Intangible asset ..................          --          335            --            --
                                       --------     --------      --------      --------
Net amount recognized .............    $ 10,403     $  7,919      $ (2,562)     $ (2,444)
                                       ========     ========      ========      ========

     The benefit obligation was calculated by applying the following weighted average assumptions:


                                             PENSION BENEFITS           OTHER BENEFITS
                                          -----------------------   -----------------------
                                             2001         2000         2001         2000
                                          ----------   ----------   ----------   ----------
Discount rate .........................       7.00%        7.00%        7.00%        7.00%
Expected rate on plan assets ..........       9.00%        9.00%          --           --
Rate of compensation increase .........       3.00%        3.50%          --           --

     Net periodic pension cost (income) for the plans consisted of the following in 2001, 2000 and 1999 (in thousands):

                                                                  PENSION BENEFITS                       OTHER BENEFITS
                                                       ---------------------------------------   -------------------------------
                                                           2001          2000          1999        2001       2000        1999
                                                       -----------   -----------   -----------   --------   --------   ---------
Service cost .......................................    $    822      $  1,406      $  1,289      $  24      $  24      $   23
Interest cost ......................................       2,707         2,989         2,611        166        169         155
Expected return on plan assets .....................      (5,593)       (5,192)       (4,516)        --         --          --
Amortization of transition asset ...................        (711)         (426)         (152)        75         75          --
Amortization of unrecognized prior service cost.....         246           315           211         --         --          --
Amortization of unrecognized net gain from
 earlier periods ...................................        (450)         (420)         (316)       (22)       (14)       (116)
                                                        --------      --------      --------      -----      -----      ------
Net periodic pension cost (income) .................      (2,979)       (1,328)         (873)       243        254          62
Curtailment loss ...................................         395            --            --         --         --          --
                                                        --------      --------      --------      -----      -----      ------
Net periodic benefit cost (income) after
 curtailment .......................................    $ (2,584)     $ (1,328)     $   (873)     $ 243      $ 254      $   62
                                                        ========      ========      ========      =====      =====      ======

     During 2001, as part of the sale of the K-T Clay Group, the Company recognized a $0.5 million pension curtailment gain on the Hecla Mining Company Pension Plan. This gain was a result of the elimination of salaried employees at K-T Clay from inclusion in the Hecla Mining Company Pension Plan. Also, as part of the K-T Clay Group sale, $2.4 million in assets of the Hecla Mining Company Pension Plan were transferred to the purchaser's pension plan to fund the liability of plan participants that were employed by the K-T Clay Group at the time of the sale. In addition, two hourly pension plans for hourly employees of the K-T Clay Group were transferred in their entirety as part of the sale of the K-T Clay Group.

     As a result of a reduction in the workforce at the Lucky Friday mine during 2001, the Company recorded a pension curtailment loss of approximately $0.9 million associated with the Lucky Friday Hourly Pension Plan.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     Information related to the defined benefit plans of the industrial minerals segment, which is reported as a discontinued operation as of December 31, 2000, is included in the preceding tables. These plans were transferred as part of the sale of the K-T Group during 2001. Summarized information with respect to these plans is as follows (in thousands):


     Benefit obligation at December 31, 2000 .......................    $4,044
                                                                        ======
     Fair value of plan assets at December 31, 2000 ................    $4,027
                                                                        ======
     Net prepaid benefit cost at December 31, 2000 .................    $  163
                                                                        ======
     Net periodic pension cost for the year ended December 31, 2000     $  129
                                                                        ======

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1,303,000, $1,303,000 and $0, respectively, as of December 31, 2001, and $2,989,000, $2,417,000 and $665,000, respectively, as of
December 31, 2000.

     Hecla has a nonqualified Deferred Compensation Plan which permits eligible officers, directors and key employees to defer a portion of their compensation. In November 1998, Hecla amended the plan to permit participants to transfer all or a portion of their deferred compensation amounts into a Company common stock account to be held in trust until distribution. As of December 31, 2001 and 2000, a total of 102,114 and 139,467 shares, respectively, of Hecla's common stock are held in the grantor trust. Shares held in the grantor trust are valued at fair value at the time of issuance, are recorded in the contra equity account "Stock held by grantor trust," and are legally outstanding for registration purposes and dividend payments. The shares held in the grantor trust are considered outstanding for purposes of calculating loss per share. The deferred compensation, together with Company matching amounts and accumulated interest, is distributable in cash after retirement or termination of employment, and at December 31, 2001 and 2000, amounted to approximately $2.3 and $3.6 million, respectively. During 2001, the plan was terminated and all amounts will be distributed during 2002 and 2003.

     Hecla has an employees' Capital Accumulation Plan which is available to all salaried and certain hourly employees after completion of six months of service. Employees may contribute from 2% to 15% of their compensation to the plan. Hecla makes a matching contribution of 25% of an employee's contribution up to, but not exceeding, 6% of the employee's earnings. Hecla's contribution was approximately $102,000 in 2001, $232,700 in 2000 and $274,000 in 1999.

     Hecla has an employee's 401(k) plan which is available to all hourly employees at Hecla's Lucky Friday mine after completion of six months of service. Employees may contribute from 2% to 15% of their compensation to the plan. Hecla makes a matching contribution of 25% of an employee's contribution up to, but not exceeding, 5% of the employee's earnings. Hecla's contribution was approximately $40,000 in 2001, $60,000 in 2000 and $50,000 in 1999.


NOTE 10: SHAREHOLDERS' EQUITY

PREFERRED STOCK

     Hecla has 2.3 million shares of Series B Cumulative Convertible Preferred Stock (the Preferred Shares) outstanding. Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual rate of $3.50 per share payable quarterly, when and if declared by the Board of Directors. As of January 31, 2002, Hecla has failed to pay the equivalent of six quarterly dividends of $12.1 million.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     The Preferred Shares are convertible, in whole or in part, at the option of the holders thereof, into shares of common stock at an initial conversion price of $15.55 per share. The Preferred Shares are redeemable at the option of Hecla, in whole or in part, at $52.45 per share in July 1996 and thereafter at prices declining ratably on each July 1 to $50.00 per share on or after July 1, 2003.

     Holders of the Preferred Shares have no voting rights except if Hecla fails to pay the equivalent of six quarterly dividends. As of January 31, 2002, Hecla has failed to pay the equivalent of six quarterly dividends totaling $12.1 million. Due to the failure to pay dividends, at the Company's next annual shareholders' meeting, holders of the Preferred Shares, voting as a class, shall be entitled to elect two additional directors. The holders of Preferred Shares also have voting rights related to certain amendments to Hecla's Certificate of Incorporation.

     The Preferred Shares rank senior as to dividends and upon liquidation to the common stock and any outstanding shares of Series A Preferred Shares. The Preferred Shares have a liquidation preference of $50.00 per share plus all undeclared and unpaid dividends. Such preference aggregates total $127,075,000 at December 31, 2001.


SHAREHOLDER RIGHTS PLAN

     In 1996, Hecla adopted a replacement Shareholder Rights Plan. Pursuant to this plan, holders of common stock received one preferred share purchase right for each common share held. The rights will be triggered once an Acquiring Person, as defined in the plan, acquires 15% or more of Hecla's outstanding common shares. The 15% triggering threshold may be reduced by the Board of Directors to not less than 10%. When exercisable, the right would, subject to certain adjustments and alterations, entitle rightholders, other than the Acquiring Person or group, to purchase common stock of Hecla or the acquiring company having a market value of twice the $50 exercise price of the right. The rights are nonvoting, may be redeemed by the Company at any time at a price of one cent per right, and expire in May 2006. Additional details regarding the rights are set forth in the Rights Agreement filed with the Securities and Exchange Commission on May 10, 1996.


STOCK BASED PLANS

     At December 31, 2001, executives, key employees and directors had been granted options to purchase common shares or were credited with common shares under the stock based plans described below. Hecla has adopted the disclosure-only provisions of SFAS 123. No compensation expense has been recognized in 2001, 2000 or 1999 for unexercised options related to the stock option plans. Had compensation cost for Hecla's stock option plans been determined based on the fair market value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS 123, Hecla's loss and per share loss applicable to common shareholders would have been increased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                        2001          2000           1999
                                                    -----------   ------------   ------------
Loss applicable to common shareholders:
 As reported ....................................     $ 5,710       $ 92,015       $ 48,040
 Pro forma ......................................     $ 6,490       $ 92,937       $ 49,060
Loss applicable to common shareholders per share:
 As reported ....................................     $  0.08       $   1.38       $   0.77
 Pro forma ......................................     $  0.09       $   1.39       $   0.79

                     HECLA MINING COMPANY AND SUBSIDIARIES

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                 2001          2000         1999
                                             -----------   -----------   ----------
Expected dividend yield ..................     0.00%         0.00%         0.00%
Expected stock price volatility ..........    61.24%        49.03%        50.87%
Risk-free interest rate ..................     4.68%         6.74%         4.79%
Expected life of options ................. 4.3 years     4.1 years     4.1 years

     The weighted average fair value of options granted in 2001, 2000 and 1999 was $0.47, $0.51 and $1.19, respectively.

     Hecla adopted a nonstatutory stock option plan in 1987. The plan provides that options may be granted to certain officers and key employees to purchase common stock at a price of not less than 50% of the fair market value at the date of grant. The plan also provides that options may be granted with a corresponding number of stock appreciation rights and/or tax offset bonuses to assist the optionee in paying the income tax liability that may exist upon exercise of the options. All of the outstanding stock options under the 1987 plan were granted at an exercise price equal to the fair market value at the date of grant and with an associated tax offset bonus. Outstanding options under the 1987 plan are immediately exercisable for periods up to ten years. During 2001, 2000 and 1999, respectively, 8,000, 23,500 and 58,500 options to acquire shares expired under the 1987 plan. The ability to grant further options under the plan expired on February 13, 1997.

     In 1995, the shareholders of Hecla approved the 1995 Stock Incentive Plan which provides for a variety of stock-based grants to Hecla's officers and key employees. The plan provides for the grant of stock options, stock appreciation rights, restricted stock and performance units to eligible officers and key employees of Hecla. The 1995 stock option plan has 3,000,000 shares authorized. Stock options under the plan are required to be granted at 100% of the market value of the stock on the date of the grant. The terms of such options shall be no longer than ten years from the date of grant. During 2001, 2000 and 1999, respectively, 698,000, 481,000 and 739,500 options to acquire shares were granted to Hecla's officers and key employees of which 641,000, 385,000 and 630,000, respectively, of these options to acquire shares were granted with vesting requirements. Under the vesting requirements for 2001, 33% of the options were available on the date of the grant, with an additional 33% available on the next anniversary period and 33% available six months after the first anniversary date. For the options granted during 2001, there is no tax offset bonus provision. During 2001, 2000 and 1999, respectively, 188,500, 947,500 and 27,000 options to acquire shares expired under the 1995 plan.

     In November 2001, 76,142 shares of restricted common stock of the Company were issued to one officer of the Company as a component of the officer's base salary for the twelve-month period commencing December 1, 2001. These shares were issued under the 1995 Stock Incentive Plan. At December 31, 2001, there were 722,358 shares available for future grant under the 1995 plan.

     In 1995, Hecla adopted the Hecla Mining Company Stock Plan for Nonemployee Directors (the Directors' Stock Plan), which may be terminated by the Board of Directors at any time. Each nonemployee director is credited with 1,000 shares of Hecla's common stock on May 30 of each year. Nonemployee directors joining the Board of Directors after May 30 of any year are credited with a pro-rata number of shares based upon the date they join the Board. All credited shares are held in trust for the benefit of each director until delivered to the director. Delivery of the shares from the trust occurs upon the earliest of (1) death or disability; (2) retirement; (3) a cessation of the director's service for any other reason; or (4) a change in control of Hecla. Subject to certain restrictions, directors may elect to receive delivery of shares on such date or in annual installments thereafter over

                     HECLA MINING COMPANY AND SUBSIDIARIES

5, 10 or 15 years. The shares of common stock credited to nonemployee directors pursuant to the Directors' Stock Plan may not be sold until at least six months following the date they are delivered. The maximum number of shares of common stock which may be granted pursuant to the Directors' Stock Plan is 120,000. During 2001, 2000 and 1999, respectively, 7,000, 8,000 and 8,000 shares were credited to the nonemployee directors. During 2001, 2000 and 1999, $7,000, $9,000 and $20,000, respectively, were charged to operations associated with the Directors' Stock Plan. At December 31, 2001, there were 68,057 shares available for grant in the future under the plan.

     Transactions concerning stock options pursuant to all of the above-described stock option plans are summarized as follows:


                                                            WEIGHTED AVERAGE
                                               SHARES        EXERCISE PRICE
                                           -------------   -----------------
Outstanding, December 31, 1998 .........     1,655,415         $  6.76

Year ended December 31, 1999
 Granted ...............................       739,500         $  2.88
 Exercised .............................        (1,500)        $  2.88
 Expired ...............................       (85,500)        $ 10.14
                                             ---------
Outstanding, December 31, 1999 .........     2,307,915         $  5.39

Year ended December 31, 2000
 Granted ...............................       481,000         $  1.31
 Exercised .............................            --         $    --
 Expired ...............................      (973,415)        $  4.40
                                             ---------
Outstanding, December 31, 2000 .........     1,815,500         $  4.85

Year ended December 31, 2001
 Granted ...............................       698,000         $  1.13
 Exercised .............................            --         $    --
 Expired ...............................      (196,500)        $  2.86
                                             ---------
Outstanding, December 31, 2001 .........     2,317,000         $  3.89
                                             =========         =======

     The following table displays exercisable stock options and the weighted average exercise price of the exercisable options as of December 31, 2001, 2000 and 1999:


                                                  2001            2000            1999
                                             -------------   -------------   -------------
Exercisable options ......................     1,701,400       1,322,533       1,302,215
Weighted average exercise price ..........    $     4.62      $     5.36      $     6.06

                     HECLA MINING COMPANY AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
     The following table presents information about the stock options outstanding as of December 31, 2001:


                                                                                 WEIGHTED AVERAGE
                                                                         --------------------------------
                                                          RANGE OF                            REMAINING
                                         SHARES        EXERCISE PRICE     EXERCISE PRICE     LIFE (YEARS)
                                      ------------   -----------------   ----------------   -------------
Exercisable options ...............      421,150     $1.13 -- $ 1.31          $ 1.20              5
Exercisable options ...............      340,750     $2.88 -- $ 2.88          $ 2.88              7
Exercisable options ...............      680,000     $5.63 -- $ 8.00          $ 5.86              6
Exercisable options ...............      259,500     $8.63 -- $10.50          $ 9.20              3
                                         -------
Total exercisable options .........    1,701,400     $1.13 -- $10.50          $ 4.62              6
Unexercisable options .............      615,600     $1.13 -- $ 8.63          $ 1.90              5
                                       ---------
Total all options .................    2,317,000     $1.13 -- $10.50          $ 3.89              6
                                       =========

     No amounts were charged to operations in connection with the stock option plans in 2001, 2000 or 1999.


COMMON STOCK OFFERINGS

     On August 28, 2001, Hecla issued 5,749,883 shares of its common stock in a private placement transaction for the benefit of the Hecla Mining Company Retirement Plan and the Lucky Friday Pension Plan for approximately $5.5 million. Proceeds from the private placement are available for general corporate purposes.

     In connection with a May 1999 stock offering, Hecla issued 1,603,998 warrants to purchase Hecla common stock. Each warrant entitles the holder to purchase one share of common stock at an exercise price equal to the lesser of
(i) $3.19, and (ii) 102% of the volume weighted average price on the NYSE for each trading day during the ten consecutive trading days immediately preceding the date that notice of exercise is given to Hecla. In 1999, 97,000 warrants were exercised and Hecla issued 97,000 shares of its common stock. Proceeds of $0.3 million were realized from the exercise of the warrants. During 2001, 408,000 warrants were exercised and Hecla issued 408,000 shares of its common stock. Proceeds of $0.4 million were realized from the exercise of the warrants. At December 31, 2001, 1,098,801 warrants remain outstanding and are exercisable until May 11, 2002. In February 2002, 668,345 warrants were exercised and Hecla issued 668,345 shares of its common stock. Proceeds of $0.8 million were realized from the exercise of the warrants.

     Hecla has an existing Registration Statement on Form S-3 which provides for the issuance of up to $100.0 million of equity and debt securities. As of December 31, 2001, Hecla has issued $62.2 million of Hecla's common shares and warrants under the Registration Statement. Due to the current market capitalization of the Company and the unpaid dividends on the Preferred Stock, there can be no assurance as to the availability of any financing arrangement under this Registration Statement.


NOTE 11: BUSINESS SEGMENTS

     Hecla is organized and managed primarily on the basis of the principal products being produced from its operating units. One of the operating units has been aggregated into the Metals-Gold segment, three of the operating units have been aggregated into the Metals-Silver segment, and one operating unit has been aggregated as part of the Industrial Minerals segment. During November 2000, the industrial minerals segment was designated as a discontinued operation. For further

                     HECLA MINING COMPANY AND SUBSIDIARIES
discussion, see "Discontinued Operations" Note 2 to financial statements. General corporate activities not associated with operating units, as well as idle properties, are presented as Other.

     The tables below present information about reportable segments as of and for the years ended December 31 (in thousands). Information related to the statement of operations data relates to continuing operations only. See Note 2 for information related to the industrial minerals segment operations. Balance sheet data include the industrial minerals segment classified as discontinued operations as of December 31, 2001 and 2000.

                                                2001            2000            1999
                                            ------------   -------------   --------------
Net sales to unaffiliated customers:

 Metals--Gold ...........................     $ 41,452      $   31,573       $   23,588
 Metals--Silver .........................       43,795          44,277           50,115
                                              --------      ----------       ----------
                                              $ 85,247      $   75,850       $   73,703
                                              ========      ==========       ==========
Gain (loss) from operations:
 Metals--Gold ...........................     $ 11,525      $  (13,982)      $   (6,848)
 Metals--Silver .........................       (8,640)        (37,699)           1,913
 Other ..................................       (9,117)        (27,834)         (37,716)
                                              --------      ----------       ----------
                                              $ (6,232)     $  (79,515)      $  (42,651)
                                              ========      ==========       ==========
Capital expenditures:
 Metals--Gold ...........................     $  4,692      $    4,592       $    7,788
 Metals--Silver .........................       13,183           6,670            3,418
 Industrial Minerals ....................           --              --            2,221
 Discontinued operations ................          145           3,921               --
 Other ..................................           15              27               40
                                              --------      ----------       ----------
                                              $ 18,035      $   15,210       $   13,467
                                              ========      ==========       ==========
Depreciation, depletion and amortization:
 Metals--Gold ...........................     $  9,868      $    7,282       $    7,706
 Metals--Silver .........................       10,607          10,809           10,956
 Other ..................................          265             282              321
                                              --------      ----------       ----------
                                              $ 20,740      $   18,373       $   18,983
                                              ========      ==========       ==========
Other significant noncash items:
 Metals--Gold ...........................     $    354      $    9,241       $      240
 Metals--Silver .........................          707          31,759            1,911
 Industrial Minerals ....................           --              --            4,638
 Discontinued operations ................           --             159               --
 Other ..................................           44          17,329           27,787
                                              --------      ----------       ----------
                                              $  1,105      $   58,488       $   34,576
                                              ========      ==========       ==========
Identifiable assets:
 Metals--Gold ...........................     $ 40,489      $   42,667       $   56,018
 Metals--Silver .........................       84,845          81,572          121,814
 Industrial Minerals ....................           --              --           65,580
 Discontinued operations ................        2,714          44,057               --
 Other ..................................       25,068          26,540           24,945
                                              --------      ----------       ----------
                                              $153,116      $  194,836       $  268,357
                                              ========      ==========       ==========

                     HECLA MINING COMPANY AND SUBSIDIARIES

     The following is sales information for continuing operations by geographic area for the years ended December 31 (in thousands):


                               2001         2000         1999
                            ----------   ----------   ----------
United States ...........    $15,895      $25,147      $37,725
Canada ..................     15,951       15,274       14,791
Mexico ..................     12,018        6,193        5,100
United Kingdom ..........     20,771       22,417        8,903
Japan ...................     13,018        3,556        2,268
Other foreign ...........      7,594        3,263        4,916
                             -------      -------      -------
                             $85,247      $75,850      $73,703
                             =======      =======      =======

     The following is sales information for continuing operations by country of origin for the years ended December 31 (in thousands):

                              2001         2000         1999
                           ----------   ----------   ----------
United States ..........    $36,058      $51,019      $66,246
Venezuela ..............     41,406       24,780        4,248
Mexico .................      7,783           51        3,209
                            -------      -------      -------
                            $85,247      $75,850      $73,703
                            =======      =======      =======

     The following is properties, plants and equipment information for continuing operations by geographic area as of December 31 (in thousands):

                                    2001         2000          1999
                                 ----------   ----------   -----------
United States ................    $ 69,791     $ 75,073     $148,645
Venezuela ....................      25,677       30,852       31,490
Mexico .......................       9,125        2,418       10,858
Other South America ..........          --           --           33
                                  --------     --------     --------
                                  $104,593     $108,343     $191,026
                                  ========     ========     ========

     At December 31, 2001 and 2000, properties, plants and equipment by geographic location of the discontinued operations segment are as follows (in thousands):

                            2001       2000
                           ------   ----------
United States ..........    $645     $26,347
Mexico .................      --       5,801
South America ..........      --          26
                            ----     -------
                            $645     $32,174
                            ====     =======

                     HECLA MINING COMPANY AND SUBSIDIARIES

     Sales to significant metals customers, including both the Metals-Gold and Metals-Silver segments, as a percentage of total sales from the Metals-Gold and Metals-Silver segments, were as follows for the years ended December 31:

                           2001         2000         1999
                        ----------   ----------   ---------
Customer A ..........       25.2%        24.9%        5.8%
Customer B ..........       16.3%        16.3%       12.1%
Customer C ..........       14.1%         8.2%        6.9%
Customer D ..........       13.8%        15.5%       14.5%
Customer E ..........       11.2%          --%         --%

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS


     The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Hecla could realize in a current market exchange.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

     The carrying amounts for cash and cash equivalents, accounts and notes receivable, restricted investments and current liabilities are a reasonable estimate of their fair values. Fair value for equity securities investments is determined by quoted market prices as recognized in the financial statements. Fair value of forward contracts and commodity swap contracts are supplied by Hecla's counterparties and reflect the difference between the contract prices and forward prices available on the date of valuation. The fair value of long-term debt is based on the discounted value of contractual cash flows and at December 31, 2001 and 2000 approximates fair value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

     The estimated fair values of other financial instruments are as follows (in thousands):


                                                           DECEMBER 31,
                                         ------------------------------------------------
                                                 2001                     2000
                                         --------------------   -------------------------
                                          CARRYING      FAIR     CARRYING        FAIR
                                           AMOUNTS     VALUE      AMOUNTS        VALUE
                                         ----------   -------   ----------   ------------
Financial assets (liabilities):
Gold forward sales contracts .........     $ 256       $ 576        $--        $ (1,935)
Gold lease rate swap .................       (56)        (56)        --            (136)

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 13: LOSS PER COMMON SHARE

     The following table presents a reconciliation of the numerators (net income
(loss)) and denominators (shares) used in the basic and diluted loss per common share computations. Also shown is the effect that has been given to declared and undeclared cumulative preferred dividends in arriving at loss applicable to common shareholders for the years ended December 31, 2001, 2000 and 1999, in computing basic and diluted loss per common share (dollars and shares in thousands, except per share amounts). For the years ended December 31, 2001 and 2000, $8.1 million and $4.0 million of dividends, respectively, have not been declared or paid.


                                       2001                                 2000                                1999
                        ----------------------------------- ------------------------------------ ----------------------------------
                                      WEIGHTED                             WEIGHTED                             WEIGHTED
                         NET INCOME    AVERAGE   PER SHARE                  AVERAGE   PER SHARE                 AVERAGE   PER SHARE
                           (LOSS)      SHARES      AMOUNT      NET LOSS     SHARES      AMOUNT      NET LOSS     SHARES    AMOUNT
                        ------------ ---------- ----------- ------------- ---------- ----------- ------------- --------- ----------
Income (loss) before
 extraordinary
 charge and
 cumulative effect
 of change in
 accounting
 principle ............  $   2,340                            $ (83,318)                           $ (38,605)
Extraordinary
 charge, net
 of tax ...............         --                                 (647)                                  --
Cumulative effect of
 change
 in accounting
 principle, net of
 tax ..................         --                                   --                               (1,385)
                         ---------                            ---------                            ---------
Income (loss) before
 preferred stock
 dividends ............  $   2,340                            $ (83,965)                           $ (39,990)
Less: Preferred
 stock dividends ......     (8,050)                              (8,050)                              (8,050)
                         ---------                            ---------                            ---------
Basic loss per
 common share .........
Loss applicable
 to common
 shareholders .........  $  (5,710)    69,396     $ (0.08)    $ (92,015)    66,791     $ (1.38)    $ (48,040)   62,347    $ (0.77)
Effect of dilutive
 securities(1) ........         --         --          --            --         --          --            --        --         --
                         ---------     ------     -------     ---------     ------     -------     ---------    ------    -------
Diluted loss per
 common share .........  $  (5,710)    69,396     $ (0.08)    $ (92,015)    66,791     $ (1.38)    $ (48,040)   62,347    $ (0.77)
                         =========     ======     =======     =========     ======     =======     =========    ======    =======



(1)  Dilutive Securities

     As of December 31, 2001, 2000 and 1999, there were 2,317,000, 1,816,000 and
     2,308,000 shares available for issue under granted stock options, respectively. These options were not included in the computation of diluted loss per common share as a loss was incurred in each of these years, and their inclusion would be antidilutive. Hecla also has 2.3 million shares of convertible preferred stock outstanding that, if converted, would be antidilutive, and were therefore excluded from the determination of diluted loss per share. The calculations also exclude 1,098,801, 1,506,998 and 1,506,998 warrants, respectively, to purchase common stock, as their exercise would be antidilutive.

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 14: OTHER COMPREHENSIVE INCOME (LOSS)

     Due to the availability of net operating losses and related deferred tax valuation allowances, there is no tax effect associated with any component of other comprehensive income (loss). The following table lists the beginning balance, yearly activity and ending balance of each component of accumulated other comprehensive income (loss) (in thousands):


                                                        UNREALIZED                         MINIMUM       ACCUMULATED
                                         FOREIGN          GAINS           CHANGE IN        PENSION          OTHER
                                        CURRENCY         (LOSSES)        DERIVATIVE       LIABILITY     COMPREHENSIVE
                                          ITEMS       ON SECURITIES     CONTRACTS(1)     ADJUSTMENT     INCOME (LOSS)
                                      ------------   ---------------   --------------   ------------   --------------
Balance December 31, 1998 .........     $ (4,898)         $ (82)            $ --           $ (289)        $ (5,269)
1999 change .......................           --            109               --              289              398
                                        --------          -----             ----           ------         --------
Balance December 31, 1999 .........       (4,898)            27               --               --           (4,871)
2000 change .......................           --             13               --               --               13
                                        --------          -----             ----           ------         --------
Balance December 31, 2000 .........       (4,898)            40               --               --           (4,858)
2001 change .......................        4,898            (26)             159               --            5,031
                                        --------          -----             ----           ------         --------
Balance December 31, 2001 .........     $     --          $  14             $159           $   --         $    173
                                        ========          =====             ====           ======         ========

(1) Included in the change in derivative contracts for the year ended December 31, 2001, is a $136,000 loss on the cumulative effect of adopting SFAS 133, $39,000 of realization on gold lease swaps in 2001 and a fair value gain adjustment on swaps outstanding at December 31, 2001, of $256,000.


NOTE 15: INVESTMENT IN GREENS CREEK JOINT VENTURE

     The Company holds a 29.73% interest in the Greens Creek mine through a joint-venture arrangement. Hecla records its portion of the assets and liabilities of the Greens Creek mine on the proportionate consolidation method whereby 29.73% of the assets and liabilities of the Greens Creek mine are included in the consolidated financial statements of Hecla. The following summarized balance sheet as of December 31, 2001, and the related summarized statement of operations for the year ended December 31, 2001, are derived from the audited financial statements of the Greens Creek Joint Venture. The financial information below is presented on a 100% basis (in thousands).

     Balance Sheet:

                Assets:
                  Current assets ............................... $ 18,666
                  Property, plant and equipment, net ...........  155,028
                                                                 --------
                    Total assets ............................... $173,694
                                                                 ========
                  Liabilities and equity:
                  Liabilities .................................. $ 14,813
                    Equity .....................................  158,881
                                                                 --------
                    Total liabilities and equity ............... $173,694
                                                                 ========
                Summary of Operations:
                Revenues ....................................... $ 75,496
                Gross profit ................................... $ 17,477
                Operating loss ................................. $ (3,630)
                Net loss ....................................... $ (3,658)

     The Greens Creek mine is operated through a joint-venture arrangement, and Hecla owns an undivided interest in the assets of the venture. Under the joint-venture agreement, the joint

                     HECLA MINING COMPANY AND SUBSIDIARIES
participants, including Hecla, are entitled to indemnification from the other participants and are severally liable only for the liabilities of the participants in proportion to their interest therein. If a participant defaults on its obligations under the terms of the joint venture, Hecla could incur losses in excess of its pro-rata share of the joint venture. In the event any participant so defaults, the agreement provides certain rights and remedies to the remaining participants. These include the right to force a dilution of the percentage interest of the defaulting participant and the right to utilize the proceeds from the sale of the defaulting party's share of products, or its joint-venture interest in the properties, to satisfy the obligations of the defaulting participant. Based on the information available to Hecla, Hecla has no reason to believe that its joint-venture participants with respect to Greens Creek mine will be unable to meet their financial obligations under the terms of the agreement.


NOTE 16: ACQUISITION OF MONARCH RESOURCES INVESTMENTS LIMITED

     On June 25, 1999, Hecla acquired from Monarch Resources Limited all of the outstanding stock of Monarch Resources Investments Limited, or MRIL, a Bermuda company, as well as two subsidiaries owned by MRIL. MRIL's principal assets include the La Camorra gold mine, located in Bolivar State in Venezuela, and the Saladillo silver exploration property located in the Durango region of Mexico. The acquisition price of $25.0 million consisted of $9.0 million in cash and 6,700,250 Hecla common shares which are subject to certain trading restrictions. In addition, MRIL's seller, Monarch Resources Limited, will receive a royalty payment on future production from purchased assets that exceed the resource at the time of acquisition. Following Hecla's purchase of MRIL, the newly acquired subsidiary was renamed Hecla Resources Investments Limited (HRIL).


     The acquisition of MRIL has been accounted for as a purchase and, accordingly, Hecla's consolidated financial statements include the financial position, results of operations and cash flows of MRIL prospectively from June 25, 1999. Approximately $18.7 million of the total purchase price has been allocated to the mineral properties at La Camorra and is amortized on a units-of-production basis over the La Camorra mine life.

                      HECLA MINING COMPANY AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  SEPTEMBER 30,    DECEMBER 31,
                                                                                       2002            2001
                                                                                 --------------- ---------------
                                     ASSETS
Current assets:
 Cash and cash equivalents .....................................................   $  17,795       $   7,560
 Accounts and notes receivable .................................................      10,354           6,648
 Inventories ...................................................................      14,024          10,868
 Other current assets ..........................................................       1,754           1,426
 Net assets of discontinued operations .........................................         375           2,714
                                                                                   ---------       ---------
   Total current assets ........................................................      44,302          29,216
Investments ....................................................................          98              69
Restricted investments .........................................................       6,378           6,375
Properties, plants and equipment, net ..........................................      91,168         104,593
Other noncurrent assets ........................................................      13,037          12,863
                                                                                   ---------       ---------
   Total assets ................................................................   $ 154,983       $ 153,116
                                                                                   =========       =========
                                   LIABILITIES
Current liabilities:
 Accounts payable and accrued expenses .........................................   $   7,354       $   7,938
 Accrued payroll and related benefits ..........................................       7,008           7,832
 Current portion of long-term debt .............................................       6,416           7,043
 Accrued taxes .................................................................         928             787
 Accrued reclamation and closure costs .........................................       6,911           6,026
                                                                                   ---------       ---------
   Total current liabilities ...................................................      28,617          29,626
Deferred income taxes ..........................................................         300             300
Long-term debt .................................................................       7,376          11,948
Accrued reclamation and closure costs ..........................................      43,764          46,455
Other noncurrent liabilities ...................................................       7,082           6,823
                                                                                   ---------       ---------
   Total liabilities ...........................................................      87,139          95,152
                                                                                   ---------       ---------
                              SHAREHOLDERS' EQUITY

Preferred stock, $0.25 par value, authorized 5,000,000 shares; issued 2002 -
 753,402 shares and 2001 - 2,300,000 shares; liquidation preference 2002 -
 $43,608 and 2001 - $127,075....................................................         188             575
Common stock, $0.25 par value, authorized 200,000,000 shares; issued 2002
 - 86,088,512 shares and 2001 - 73,068,796 shares ..............................      21,522          18,267
Capital surplus ................................................................     403,823         404,354
Accumulated deficit ............................................................    (357,409)       (364,183)
Accumulated other comprehensive income (loss) ..................................         (24)            173
Less stock held by grantor trust; 2002 - 40,860 common shares and 2001 -
 102,114 common shares .........................................................        (132)           (330)
Less stock held as unearned compensation; 2002 - 19,036 common shares
 and 2001 - 19,035 common shares ...............................................          (6)             (6)
Less treasury stock, at cost; 2002- 8,274 common shares and 2001 - 62,116
 common shares .................................................................        (118)           (886)
                                                                                   -----------     -----------
   Total shareholders' equity ..................................................      67,844          57,964
                                                                                   -----------     -----------
Total liabilities and shareholders' equity .....................................   $ 154,983       $ 153,116
                                                                                   ===========     ===========

 The accompanying notes are an integral part of the consolidated financial statements.

                      HECLA MINING COMPANY AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
                            INCOME (LOSS) (UNAUDITED)
         (DOLLARS AND SHARES IN THOUSANDS, EXCEPT FOR PER-SHARE AMOUNTS)

                                                                 THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           ------------------------------- ------------------------------
                                                            SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                                 2002            2001            2002           2001
                                                           --------------- --------------- --------------- --------------
Continuing Operations:
Sales of products ........................................    $  27,790       $  22,501       $  79,836       $ 63,479
Cost of sales and other direct production costs ..........       15,482          17,064          44,248         45,067
Depreciation, depletion and amortization .................        5,894           5,167          17,583         14,932
                                                              ---------       ---------       ---------       --------
                                                                 21,376          22,231          61,831         59,999
                                                              ---------       ---------       ---------       --------
Gross profit .............................................        6,414             270          18,005          3,480
                                                              ---------       ---------       ---------       --------
Other operating expenses:
 General and administrative ..............................        1,493           1,654           5,137          4,976
 Exploration .............................................        1,257             455           2,987          1,749
 Depreciation and amortization ...........................           22              67              90            203
 Provision for closed operations and environmental
   matters ...............................................          510             232             768          1,223
                                                              ---------       ---------       ---------       --------
                                                                  3,282           2,408           8,982          8,151
                                                              ---------       ---------       ---------       --------
Income (loss) from operations ............................        3,132          (2,138)          9,023         (4,671)
                                                              ---------       ---------       ---------       --------
Other income (expense):
Interest and other income ................................          367           1,425           1,461          2,525
Miscellaneous expense ....................................         (933)           (662)           (842)        (1,510)
Interest expense .........................................         (437)           (662)         (1,374)        (3,279)
                                                              ---------       ---------       ---------       --------
                                                                 (1,003)            101            (755)        (2,264)
                                                              ---------       ---------       ---------       --------
Income (loss) from continuing operations, before
 income taxes ............................................        2,129          (2,037)          8,268         (6,935)
Income tax provision .....................................          (56)             --            (168)            --
                                                              ---------       ---------       ---------       --------
Income (loss) from continuing operations .................        2,073          (2,037)          8,100         (6,935)
Discontinued operations:
Loss, net of income tax ..................................         (540)           (352)         (1,326)          (192)
Gain (loss) on disposal, net of income tax ...............           --             (67)             --         12,651
                                                              ---------       ---------       ---------       --------
Net income (loss) ........................................        1,533          (2,456)          6,774          5,524
Preferred stock dividends ................................      (18,568)         (2,013)        (22,593)        (6,038)
                                                              ---------       ---------       ---------       --------
Loss applicable to common shareholders ...................      (17,035)         (4,469)        (15,819)          (514)
                                                              ---------       ---------       ---------       --------
Other comprehensive income (loss), net of income tax:
Cumulative effect of a change in accounting principle.....           --              --              --           (136)
Change in derivative contracts ...........................           --             (38)           (256)           (38)
Reclassification adjustment of loss included in net
 income (loss) ...........................................           10              10              30             29
Unrealized holding gains (losses) on securities ..........          (26)            (41)             29            (31)
Change in foreign currency items .........................           --              --              --          4,898
                                                              ---------       ---------       ---------       --------
Other comprehensive income (loss) ........................          (16)            (69)           (197)         4,722
                                                              ---------       ---------       ---------       --------
Comprehensive income (loss) applicable to common
 shareholders ............................................    $ (17,051)      $  (4,538)      $ (16,016)      $  4,208
                                                              =========       =========       =========       ========
Basic and diluted income (loss) per common share:
 Loss from continuing operations after preferred
   stock dividends .......................................    $   (0.19)      $   (0.06)      $   (0.18)      $  (0.19)
 Income (loss) from discontinued operations,
   including gain (loss) on disposal .....................        (0.01)             --           (0.02)          0.18
                                                              ---------       ---------       ---------       --------
Basic and diluted loss per common share ..................    $   (0.20)      $   (0.06)      $   (0.20)      $  (0.01)
                                                              =========       =========       =========       ========
Weighted average number of common shares
 outstanding .............................................       86,031          70,946          78,294         68,194
                                                              =========       =========       =========       ========

 The accompanying notes are an integral part of the consolidated financial statements.

                      HECLA MINING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                   NINE MONTHS ENDED
                                                                             ------------------------------
                                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                                   2002           2001
                                                                             --------------- --------------
Operating activities:
 Net income ................................................................    $ 6,774        $  5,524
 Noncash elements included in net income:
   Depreciation, depletion and amortization ................................     17,673          15,135
   Gain on sale of discontinued operations .................................         --         (12,651)
   Gain on disposition of properties, plants and equipment .................       (299)           (327)
   Provision for reclamation and closure costs .............................      1,445             766
   Change in net assets of discontinued operations .........................        884           1,283
 Change in assets and liabilities:
   Accounts and notes receivable ...........................................     (3,706)            (84)
   Inventories .............................................................     (3,156)           (194)
   Other current and noncurrent assets .....................................       (594)         (1,628)
   Accounts payable and accrued expenses ...................................       (584)          1,794
   Accrued payroll and related benefits ....................................       (385)            818
   Accrued taxes ...........................................................        141             313
   Accrued reclamation and closure costs and other noncurrent liabilities...     (3,546)         (5,317)
                                                                                -------        ---------
 Net cash provided by operating activities .................................     14,647           5,432
                                                                                -------        ---------
Investing activities:
 Proceeds from sale of discontinued operations .............................      1,585          59,761
 Additions to properties, plants and equipment .............................     (9,095)        (15,934)
 Proceeds from disposition of properties, plants and equipment .............      5,705             464
 Increase in restricted investments ........................................         (3)           (106)
 Purchase of investments and change in cash surrender value of life
   insurance, net ..........................................................         --             406
 Other, net ................................................................        (40)             (8)
                                                                                ---------      -----------
Net cash provided (used) by investing activities ...........................     (1,848)         44,583
                                                                                ---------      ----------
Financing activities:
 Common stock issued for warrants and under stock and stock option
   plans ...................................................................      2,635             428
 Common stock issuance, net of offering costs ..............................         --           5,462
 Borrowings on long-term debt ..............................................      3,317          12,309
 Repayments on long-term debt ..............................................     (8,516)        (61,781)
                                                                                ---------      ----------
Net cash used by financing activities ......................................     (2,564)        (43,582)
                                                                                ---------      ----------
Net increase in cash and cash equivalents ..................................     10,235           6,433
Cash and cash equivalents at beginning of period ...........................      7,560           1,373
                                                                                ---------      ----------
Cash and cash equivalents at end of period .................................    $17,795        $  7,806
                                                                                =========      ==========

 The accompanying notes are an integral part of the consolidated financial statements.

                      HECLA MINING COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

     In the opinion of management, the accompanying unaudited consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Hecla Mining Company (the "Company" or "Hecla"). These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and related footnotes as set forth in the Company's annual report filed on Form 10-K for the year ended December 31, 2001.


NOTE 2. DISCONTINUED OPERATIONS

     During 2000, in furtherance of Hecla's determination to focus its operations on gold and silver mining and to raise cash to retire debt and provide working capital, Hecla's board of directors made the decision to sell the industrial minerals segment. On March 5, 2002, Hecla completed the sale of its pet operations of the Colorado Aggregate Division (CAC) of MWCA for $1.6 million in cash. The sale of the CAC pet division did not result in a gain or loss. Hecla continues to pursue a sale of the remaining assets of the industrial minerals segment, although there can be no assurance that a sales transaction will be completed. At September 30, 2002, the remaining net assets of CAC are approximately $0.4 million. Hecla recorded a loss from discontinued operations of approximately $0.5 million in the third quarter of 2002, or $0.01 per common share, compared to a loss of $0.4 million in the same period in 2001. Hecla recorded a loss from discontinued operations of approximately $1.3 million in the first nine months of 2002, or $0.02 per common share, compared to income of approximately $12.5 million, or $0.18 per common share, in the same period in 2001 due to a $13.0 million gain on the sale of the Kentucky-Tennessee Clay Company, K-T Feldspar Corporation, K-T Clay de Mexico and certain other minor inactive industrial minerals companies (collectively the K-T Group) in March 2001.


NOTE 3. INCOME TAXES

     Hecla's income tax provision for the first nine months of 2002 and 2001 varies from the amount that would have been provided by applying the statutory rate to the income before income taxes primarily due to the availability of net operating losses that can be utilized in Mexico and in Venezuela. For the three months and nine months ended September 30, 2002, Hecla recognized a $56,000 and $168,000, respectively, provision for foreign income taxes.


NOTE 4. INVENTORIES

     Inventories consist of the following (in thousands):

                                                       SEPTEMBER 30,     DECEMBER 31,
                                                            2002             2001
                                                      ---------------   -------------
       Concentrates, bullion, metals in transit and
        other products ............................       $ 6,202          $ 4,211
       Materials and supplies .....................         7,822            6,657
                                                          -------          -------
                                                          $14,024          $10,868
                                                          =======          =======

     At September 30, 2002, Hecla had forward sales commitments through December 31, 2004, for 123,786 ounces of gold at an average price of $288.25 per ounce. Hecla intends to physically deliver metals in accordance with the terms of the forward sales contracts. As such, Hecla has elected to designate the contracts as normal sales in accordance with SFAS 138 and as a result, these contracts are not required to be accounted for as derivatives under SFAS 133. Hecla is exposed to certain

                     HECLA MINING COMPANY AND SUBSIDIARIES
losses, generally the amount by which the contract price exceeds the spot price of a commodity, in the event of nonperformance by the counter parties to these agreements. The London Final gold price at September 30, 2002 was $323.70 per ounce.


NOTE 5. CONTINGENCIES


BUNKER HILL SUPERFUND SITE

     In 1994, the Company, as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), entered into a consent decree with the Environmental Protection Agency
(EPA) and the State of Idaho, concerning environmental remediation obligations at the Bunker Hill Superfund site located in Kellogg, Idaho. The 1994 Consent Decree ("1994 Decree") settled Hecla's response-cost liability under CERCLA at the Bunker Hill 21-square mile site. In August 2000, Sunshine Mining and Refining Company, which was also a party to the 1994 Decree, filed for Chapter 11 bankruptcy and in January 2001, the Federal District Court approved a new Consent Decree between Sunshine, the U.S. Government and the Coeur d'Alene Indian Tribe which settled Sunshine's environmental liabilities in the Coeur d'Alene Basin lawsuits described below and released Sunshine from further obligations under the 1994 Decree. In response to a request by Hecla and ASARCO Incorporated, the United States Federal District Court in Idaho, having jurisdiction over the 1994 Decree, issued an Order in September 2001 that the 1994 Decree should be modified in light of a significant change in factual circumstances not reasonably anticipated by the mining companies at the time they signed the 1994 Decree. In its Order, the Court reserved the final ruling on the appropriate modification to the 1994 Decree until after the issuance of the Record of Decision on the Basin-Wide Remedial Investigation/Feasibility Study. The EPA issued the Record of Decision ("ROD") on the Basin in September 2002, proposing a $359 million Basin clean-up plan to be implemented over 30 years. The ROD also establishes a review process at the end of the 30-year period to determine if further remediation would be appropriate. Based on the 2001 Order issued by the Court, Hecla intends to seek relief from the work program under the 1994 Decree within the Bunker Hill site. In addition, the Company and ASARCO have negotiated a reduced 2002 work program with the EPA and the State of Idaho pending the outcome of the dispute resolution over the 1994 Decree. As of September 30, 2002, the Company has estimated and accrued a liability for remedial activity costs at the Bunker Hill site of $8.9 million. These estimated expenditures are anticipated to be made over the next three to five years. Although the Company believes the accrual is adequate based upon its current estimates of aggregate costs, it is reasonably possible that the estimate of Hecla's obligations may change in the near or long term.


COEUR D'ALENE RIVER BASIN ENVIRONMENTAL CLAIMS


- COEUR D'ALENE INDIAN TRIBE CLAIMS

     In July 1991, the Coeur d'Alene Indian Tribe brought a lawsuit, under CERCLA, in Idaho Federal District Court against Hecla and a number of other mining companies asserting claims for damages to natural resources downstream from the Bunker Hill site over which the Tribe alleges some ownership or control. The Tribe's natural resource damage litigation has been consolidated with the United States' litigation described below.


- U.S. GOVERNMENT CLAIMS

     In March 1996, the United States filed a lawsuit in Idaho Federal District Court against certain mining companies that conducted historic mining operations in the Silver Valley of northern Idaho, including Hecla. The lawsuit asserts claims under CERCLA and the Clean Water Act and seeks

                     HECLA MINING COMPANY AND SUBSIDIARIES
recovery for alleged damages to or loss of natural resources located in the Coeur d'Alene River Basin in northern Idaho for which the United States asserts to be the trustee under CERCLA. The lawsuit asserts that the defendants' historic mining activity resulted in releases of hazardous substances and damaged natural resources within the Basin. The suit also seeks declaratory relief that the Company and other defendants are jointly and severally liable for response costs under CERCLA for historic mining impacts in the Basin outside the Bunker Hill site. Hecla has asserted a number of defenses to the United States' claims.

     In May 1998, the EPA announced that it had commenced a Remedial Investigation/Feasibility Study under CERCLA for the entire Basin, including Lake Coeur d'Alene, in support of its response cost claims asserted in its March 1996 lawsuit. In October 2001, the EPA issued its proposed clean-up plan for the Basin. The EPA issued the Record of Decision on the Basin in September 2002, proposing a $359 million Basin cleanup plan to be implemented over 30 years. The ROD also establishes a review process at the end of the 30-year period to determine if further remediation would be appropriate.

     The first phase of the trial commenced on the consolidated Coeur d'Alene Indian Tribe's and the Federal District Court cases on January 22, 2001, and was concluded on July 30, 2001. In the first phase of the trial, the Court has been asked to determine the extent of liability, if any, of the defendants for the plaintiffs' CERCLA claims. The Court has also been asked to determine the liability of the United States for its historic involvement in the Basin. No decision on the issues before the Court in the first phase of the litigation has been issued. If liability is determined in the first phase, a second trial is anticipated to be scheduled during 2003 to address damages and remedy selection. Two of the defendant mining companies, Coeur d'Alene Mines Corporation and Sunshine Mining and Refining Company, settled their liabilities under the litigation during the first quarter of 2001. Hecla and ASARCO are the only defendants remaining in the litigation.

     During 2000 and into 2001, Hecla was involved in settlement negotiations with representatives of the U.S. Government and the Coeur d'Alene Indian Tribe. The Company also participated with certain of the other defendants in the litigation in a State of Idaho led settlement effort. On August 16, 2001, the Company entered into an Agreement in Principle with the United States and the State of Idaho to settle the governments' claims for natural resource damages and clean-up costs related to the historic mining practices in the Coeur d'Alene Basin in northern Idaho. Since August 2001, the Company and EPA have continued to negotiate a final consent decree based upon the terms set forth in the Agreement in Principle. Due to a number of changes that have occurred since the signing of the Agreement in Principle, including improvements in the environmental conditions at Grouse Creek and lower estimated clean-up costs in the Coeur d'Alene Basin as well as the Company's improved financial condition, the terms of the multiple properties settlement approach set forth in the Agreement in Principle appear no longer favorable to the Company. Therefore, the United States, the State of Idaho and the Company have agreed to discontinue utilizing the Agreement in Principle as a settlement vehicle. However, Hecla anticipates further settlement negotiations with the United States and the State of Idaho to limit its environmental clean-up liabilities for historic mining practices in the Coeur d'Alene Basin. Due to a number of uncertainties related to this matter, including the outcome of pending litigation and the result of any settlement negotiations, the Company does not have the ability to estimate what, if any, liability exists related to the Coeur d'Alene River Basin at this time. It is reasonably possible the Company's ability to estimate what, if any, obligation relating to the Coeur d'Alene Basin may change in the near or long term depending on a number of factors. In addition, an adverse ruling against the Company for liability and damages in this matter could have a material adverse effect on Hecla.

                     HECLA MINING COMPANY AND SUBSIDIARIES

PRIVATE CLASS ACTION LITIGATION

     On or about January 7, 2002, a class action complaint was filed in this matter in the Idaho District Court, County of Kootenai, against several corporate defendants, including the Company. The Company was served with the Complaint on January 29, 2002. The Complaint seeks certification of three plaintiff classes of Coeur d'Alene Basin residents and current and former property owners to pursue three types of relief: various medical monitoring programs, a real property remediation and restoration programs, and damages for diminution in property value, plus other damages and costs. The Company believes the Complaint is subject to challenge on a number of bases and intends to vigorously defend itself in this litigation. On April 23, 2002, the Company filed a motion with the Court to dismiss the claims for relief relating to the medical monitoring programs and the remediation and restoration programs. At a hearing before the Idaho District Court on the Company's and other defendants' motions held October 16, 2002, the Judge struck the complaint filed by the plaintiffs in January 2002 and instructed the plaintiffs they have 60 days to re-file the complaint limiting the relief requested by the plaintiffs to wholly private damages they may have incurred from their claims of trespass and nuisance. The Court dismissed the medical monitoring claim as a separate cause of action and stated that any requested remedy that encroached upon the EPA's clean up in the Silver Valley would be precluded by the pending Federal Court case.


INSURANCE COVERAGE LITIGATION

     In 1991, Hecla initiated litigation in the Idaho District Court, County of Kootenai, against a number of insurance companies that provided comprehensive general liability insurance coverage to the Company and its predecessors. Hecla believes the insurance companies have a duty to defend and indemnify Hecla under their policies of insurance for all liabilities and claims asserted against Hecla by the EPA and the Tribe under CERCLA related to the Bunker Hill site and the Basin in northern Idaho. In 1992, the Idaho State District Court ruled that the primary insurance companies had a duty to defend Hecla in the Tribe's lawsuit. During 1995 and 1996, Hecla entered into settlement agreements with a number of the insurance carriers named in the litigation. Hecla has received a total of approximately $7.2 million under the terms of the settlement agreements. Thirty percent of these settlements were paid to the EPA to reimburse the U.S. Government for past costs under the Bunker Hill site Consent Decree. Litigation is still pending against one insurer with trial suspended until the underlying environmental claims against Hecla are resolved or settled. The remaining insurer in the litigation, along with a second insurer not named in the litigation, is providing Hecla with a partial defense in all Basin environmental litigation. As of September 30, 2002, Hecla had not reduced its accrual for reclamation and closure costs to reflect the receipt of any potential insurance proceeds.


OTHER CLAIMS

     In 1997, Hecla's then subsidiary, Kentucky-Tennessee Clay Company (K-T
Clay), terminated shipments (comprising approximately 1% of annual ball clay production) sold to animal feed producers, when the Food and Drug Administration determined trace elements of dioxin were present in poultry. Dioxin is inherently present in ball clays generally. On September 22, 1999, Riceland Foods (the primary purchaser of ball clay from K-T Clay used in animal feed) commenced litigation against K-T Clay in State Court in Arkansas to recover its losses and its insurance company's payments to downstream users of its animal feed. The complaint alleged negligence, strict liability and breach of implied warranties and seeks damages in excess of $7.0 million. Legal counsel retained by the insurance company for K-T Clay had the case removed to Federal District Court in Arkansas. In July 2000, a second complaint was filed against K-T Clay and Hecla in State Court in Arkansas by Townsends, Inc., another purchaser of animal feed containing ball clay sold by K-T Clay. A third complaint was filed in the Federal District Court in Arkansas on August 31, 2000, by Archer Daniels Midland Company, a successor in interest to Quincy Soybean Company, a third purchaser of ball clay

                     HECLA MINING COMPANY AND SUBSIDIARIES
sold by K-T Clay and used in the animal feed industry. The Townsends' and Archer Daniels' lawsuits allege damages totaling approximately $300,000 and $1.4 million, respectively. These complaints contain similar allegations to the Riceland Foods' case and legal counsel retained by the insurance carrier is defending K-T Clay and Hecla in these lawsuits. The Company believes that these claims comprise substantially all the potential claims related to this matter. In January 2001, Hecla was dismissed from the only lawsuit in which it had been named as a defendant. In March 2001, prior to trial, K-T Clay settled the Riceland Foods' litigation against K-T Clay through a settlement payment substantially funded by K-T Clay's insurance carrier. K-T Clay contributed $230,000 toward the Riceland Foods' settlement. In August 2001, the Federal District Court dismissed the Archer Daniels' litigation; however, a similar lawsuit based upon implied warranty was refiled by Archer Daniels against K-T Clay on October 24, 2001, in Arkansas Federal Court. The defense of the Townsends' lawsuit is being covered by insurance. The Company believes that K-T Clay's insurance coverage is available to cover the remaining claims. On March 27, 2001, Hecla sold its interest in K-T Clay. However, Hecla agreed to indemnify the purchaser of K-T Clay from all liability resulting from these dioxin claims and litigation to the extent not covered by insurance. In July 2002, K-T Clay, through its insurance carrier, negotiated settlements of both remaining lawsuits. The settlement payments will be funded 100% by K-T Clay's insurance carrier. Based on the settlement agreements, the respective courts dismissed both lawsuits.

     On November 17, 2000, the Company entered into an agreement with Zemex U.S. Corporation guaranteed by its parent, Zemex Corporation of Toronto, Canada, to sell the stock of K-T Clay and K-T Mexico, which included the ball clay and kaolin operations, for a price of $68.0 million. On January 18, 2001, the Company brought suit in the United States District Court for the Northern District of Illinois, Eastern Division against the parent, Zemex Corporation, under its guarantee for its subsidiary's failure to close on the purchase and meet its obligations under the November 2000 agreement. Discovery has been completed and the Court has set the trial to commence in late January 2003. At September 30, 2002, the Company has not recorded any potential gain from the settlement of this litigation and has recorded the associated costs to expense as incurred.

     In March 2002, Independence Lead Mines Company ("Independence"), the holder of a net 18.52% interest in the Gold Hunter or DIA unitized area of the Lucky Friday mine, notified Hecla of certain alleged defaults by Hecla under the 1968 Lease Agreement between the unit owners (Independence and Hecla under the terms of the 1968 DIA Unitization Agreement) as lessors and defaults by Hecla as lessee and operator of the properties. Hecla is a net 81.48% interest holder under these Agreements. Independence alleges that Hecla violated the "prudent operator obligations" implied under the lease by undertaking the Gold Hunter project and violated certain other provisions of the Agreement with respect to milling equipment and calculating net profits and losses. Under the Lease Agreement, Hecla has the exclusive right to manage, control and operate the DIA properties, and its decisions with respect to the character of work are final. On June 17, 2002, Independence filed a lawsuit in Idaho State District Court seeking termination of the Lease Agreement and requesting unspecified damages. Hecla believes that it has fully complied with all obligations of the 1968 Lease Agreement and will be able to successfully defend its right to continue to operate the property under the Lease Agreement.

     In Mexico, a claim has been made, in one court, as to the validity of the ownership of the Velardena mill and, in another court, the validity of a lien that predates acquisition of the mill by Hecla's subsidiary. Recent decisions rendered by these courts have upheld the validity of the mill sale to Hecla's subsidiary and upheld validity of the lien as to Hecla's subsidiary as purchaser. Hecla's subsidiary is evaluating whether to proceed with other legal action to preclude enforcement of the lien. Although the Company believes it holds good title to the mill, there is no assurance that Hecla will prevail in this litigation. In addition, IIG Capital, LLC, the lender to the project loan used to

                     HECLA MINING COMPANY AND SUBSIDIARIES
acquire the mill, agreed to indemnify Hecla for all obligations or losses relating to these liens or claims. However, losing the litigation could result in an interruption of production or even the loss of the mill.

     The Company is subject to other legal proceedings and claims not disclosed above which have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these other matters, it is the opinion of management that the outcome of these other matters will not have a material adverse effect on Hecla's financial condition.


NOTE 6. LONG-TERM DEBT AND CREDIT AGREEMENTS

     As of September 30, 2002, Hecla's wholly owned subsidiary Hecla Resources Investments Limited (HRIL), had $5.0 million outstanding under a credit agreement used to provide project financing at the La Camorra mine. The project financing agreement is repayable in semiannual payments ending December 31, 2004, and had an interest rate of 4.9% at September 30, 2002.

     HRIL must maintain compliance with certain financial and other restrictive covenants related to the available ore reserves and performance of the La Camorra mine. The Company is required to maintain hedged gold positions sufficient to cover all dollar loans, operating expenditures, taxes, royalties and similar fees projected for the project. At September 30, 2002, there were 123,786 ounces of gold sold forward. The forward sales agreement assumes the ounces of gold committed to forward sales at the end of each quarter can be leased at a rate of 1.5% for each following quarter. The Company maintains a Gold Lease Rate Swap at a fixed rate of 1.5% on the outstanding notional volume of the flat forward sale, with settlement being made quarterly with the Company receiving the fixed rate and paying the current floating gold lease rate.

     As of September 30, 2002, the Company has a $3.0 million outstanding subordinated loan due in three equal semiannual payments commencing in June of 2003. The loan agreement gives the Company the option to capitalize interest payments by adding them to the principal amount of the loan. At September 30, 2002, the interest amount added to principal was approximately $0.6 million. The interest rate on the subordinated debt was 5.86% as of September 30, 2002.

     At September 30, 2002, Hecla's wholly owned subsidiary, Minera Hecla, S.A. de C.V. (Minera Hecla), had $5.8 million outstanding under a project loan used to acquire a processing mill at Velardena, Mexico, to process ore mined from the San Sebastian mine near Durango, Mexico. Under the terms of the credit facility, Minera Hecla will make monthly payments for principal and interest over 63 months. The loan bears interest at the rate of 13%.

     On March 27, 2002, Hecla entered into a $7.5 million revolving bank agreement due in March of 2004. Amounts under the bank agreement are available for general corporate purposes and are collateralized by Hecla's interest in the Greens Creek Joint Venture. At September 30, 2002, there was no amount outstanding under the revolving agreement.

     On April 8, 2002, Hecla completed a sales transaction for its headquarters building, terminating a $3.0 million revolving bank agreement collateralized by the building. For additional information relating to the sale of the headquarters building, see Note 9 of Notes to Consolidated Financial Statements.


NOTE 7. INCOME (LOSS) PER COMMON SHARE

     The following table presents a reconciliation of the numerators and denominators used in the basic and diluted income (loss) per common share computations. Also shown is the effect that has been given to cumulative preferred dividends in arriving at the loss applicable to common

                     HECLA MINING COMPANY AND SUBSIDIARIES
shareholders for the three months and nine months ended September 30, 2002 and 2001, in computing basic and diluted loss per common share (dollars and shares in thousands, except per-share amounts). A non-cash dividend of approximately $17.6 million was included in the 2002 amounts related to the completed preferred stock exchange offering. For additional information relating to the exchange offering, see Note 10 of Notes to Consolidated Financial Statements.

                                                              THREE MONTHS ENDED            NINE MONTHS ENDED
                                                          ---------------------------   --------------------------
                                                                 SEPTEMBER 30,                SEPTEMBER 30,
                                                              2002           2001           2002           2001
                                                          ------------   ------------   ------------   -----------
   Income (loss) before preferred stock dividends .....    $   1,533       $ (2,456)     $   6,774      $  5,524
   Less: Preferred stock dividends ....................      (18,568)        (2,013)       (22,593)       (6,038)
                                                           ---------       --------      ---------      --------
   Basic loss applicable to common shareholders .......    $ (17,035)      $ (4,469)     $ (15,819)     $   (514)
   Effect of dilutive securities ......................           --             --             --            --
                                                           ---------       --------      ---------      --------
   Diluted loss applicable to common shareholders......    $ (17,035)      $ (4,469)     $ (15,819)     $   (514)
   Basic and dilutive weighted average shares .........       86,031         70,946         78,294        68,194
                                                           ---------       --------      ---------      --------
   Basic and diluted loss per common share ............    $   (0.20)      $  (0.06)     $   (0.20)     $  (0.01)
                                                           =========       ========      =========      ========

     These calculations of diluted losses per share for the three months and nine months ended September 30, 2002 and 2001 exclude the effects of convertible preferred stock ($37.7 million in 2002 and $115.0 million in 2001), as well as common stock issuable upon the exercise of various stock options and warrants, as their conversion and exercise would be antidilutive, as follows:


                              THREE AND NINE MONTHS
                                      ENDED
                             ------------------------
                                  SEPTEMBER 30,
                                 2002         2001
                             -----------   ----------
   Stock Options .........   2,817,335     2,329,000
   Warrants ..............   2,000,000     1,506,998

NOTE 8. BUSINESS SEGMENTS


     Hecla is organized and managed primarily on the basis of the principal products being produced from its gold and silver operating units. One of the operating units has been aggregated into the Gold segment and three of the operating units have been aggregated into the Silver segment. General corporate activities not associated with operating units as well as idle properties are presented as Other.

     The following tables present information about reportable segments for the three months and nine months ended September 30 (in thousands):

                                            THREE MONTHS ENDED         NINE MONTHS ENDED
                                          -----------------------   -----------------------
                                               SEPTEMBER 30,             SEPTEMBER 30,
                                             2002         2001         2002         2001
                                          ----------   ----------   ----------   ----------
   Net sales to unaffiliated customers:
    Gold ..............................    $13,807      $10,634      $37,118      $28,741
    Silver ............................     13,983       11,867       42,718       34,738
                                           -------      -------      -------      -------
                                           $27,790      $22,501      $79,836      $63,479
                                           =======      =======      =======      =======

                     HECLA MINING COMPANY AND SUBSIDIARIES

                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                    -------------------------   ------------------------
                                          SEPTEMBER 30,              SEPTEMBER 30,
                                        2002          2001         2002          2001
                                    -----------   -----------   ----------   -----------
   Income (loss) from operations:
    Gold ........................    $  5,242      $  2,848      $ 12,451     $  6,916
    Silver ......................         (85)       (3,037)        2,567       (5,259)
    Other .......................      (2,025)       (1,949)       (5,995)      (6,328)
                                     --------      --------      --------     --------
                                     $  3,132      $ (2,138)     $  9,023     $ (4,671)
                                     ========      ========      ========     ========

     The following table presents identifiable assets by reportable segment as of September 30, 2002, and December 31, 2001 (in thousands):

                                         SEPTEMBER 30,     DECEMBER 31,
                                              2002             2001
                                        ---------------   -------------
   Identifiable assets:
    Gold ............................       $ 38,576         $ 40,489
    Silver ..........................         83,114           84,845
    Discontinued operations .........            375            2,714
    Other ...........................         32,918           25,068
                                            --------         --------
                                            $154,983         $153,116
                                            ========         ========

NOTE 9. SALE OF BUILDING

     On April 8, 2002, Hecla completed a sale of its headquarters building in Coeur d'Alene, Idaho, for $5.6 million in cash. Proceeds from the sale are for general corporate purposes. Hecla has leased a portion of the building over a period of five years and will amortize the gain on the sale of $0.6 million over the lease term. Hecla has agreed to a five-year lease, including leasing approximately 50% of the building for two years, at which time the Company can elect to reduce the amount of lease space to 25% for the remaining three years. The landlord may terminate the lease during the first two years of the lease subject to certain restrictions.


NOTE 10. TENDER OFFER

     On June 13, 2002, Hecla announced its intent to offer to holders of its Series B Cumulative Convertible Preferred stock to exchange each of their Preferred shares for seven shares of Hecla Common stock until July 25, 2002. Hecla offered the holders of preferred stock the opportunity to exchange their shares at a higher rate in order to limit the impact of the dividend arrearages and to eliminate the liquidation preferences for retired preferred. The dividend arrearages have the effect of preventing Hecla from paying any dividends on common stock and entitle the holders of preferred stock to elect two directors to Hecla's board of directors. The arrearages may hinder Hecla's ability to raise capital or negotiate third-party mergers and acquisitions, and may adversely affect the market value of Hecla's common and preferred stock. In addition, Hecla believed that the prospect of not receiving future dividends might be untenable to Hecla's preferred holders and that they should have the opportunity to exchange their shares for a more actively traded security. A total of 1,546,598 shares, or 67.2%, of the total number of preferred shares outstanding was validly tendered and exchanged into 10,826,186 shares of the Company's common stock.

     In the third quarter of 2002, the Company incurred a non-cash dividend of approximately $17.6 million related to the completed exchange offering. The $17.6 million dividend represents the difference between the value of the common stock issued in the exchange offer and the value of the shares that were issuable under the stated conversion terms of the preferred stock. The non-cash

                     HECLA MINING COMPANY AND SUBSIDIARIES
dividend charge had no impact on the Company's total shareholders' equity, as the offset was an increase in common stock and surplus. As a result of the completed exchange offering, the total of cumulative preferred dividends is anticipated to be $23.4 million for the year ending December 31, 2002. Beginning in 2003, the $8.0 million annual cumulative preferred dividends that have historically been included in income (loss) applicable to common shareholders will be reduced to approximately $2.6 million. The completed exchange offering also eliminated $10.9 million of previously undeclared and unpaid preferred stock dividends.


NOTE 11. HOLLISTER DEVELOPMENT BLOCK

     On August 2, 2002, the Company, through its wholly owned subsidiary Hecla Ventures Corporation, entered into an earn-in agreement with Rodeo Creek Gold, Inc., a wholly owned subsidiary of Great Basin Gold Ltd. ("Great Basin"), concerning exploration, development and production on Great Basin's Hollister Development Block gold property, located on the Carlin Trend of Nevada. An "earn-in" agreement is an agreement under which a party must take certain actions in order to "earn" an interest in an entity. The agreement provides Hecla with an option to earn a 50% working interest in the Hollister Development Block in return for funding a two-stage, advanced exploration and development program leading to commercial production, estimated to cost $21.8 million. Hecla intends to fund its earn-in activities with existing cash and cash equivalents, future cash flow from operations and amounts available under existing credit agreements. Hecla is obligated to fund the first stage estimated to cost $10 million. Upon earn-in, Hecla will operate the mine.

     Pursuant to the Earn-In Agreement, each of the Company and Great Basin have agreed to issue a series of warrants to the other party, to purchase their common stock exercisable within two years at prevailing market prices at the time of their issuance. At execution of the agreement, the Company issued a warrant to purchase 2.0 million shares of Hecla common stock to Great Basin and Great Basin issued warrants to purchase 1.0 million shares of its common stock to Hecla. The warrant to purchase Hecla common stock is exercisable on or before August 1, 2004 at $3.73 per share. The beneficial owner of the warrant to purchase Hecla common stock is Great Basin Gold Ltd. The agreement obligates the Company to issue a warrant to purchase an additional 1.0 million shares of Hecla common stock to Great Basin when Hecla decides to commence certain development activities, and an additional warrant to purchase 1.0 million shares of Hecla common stock following completion of such activities. Great Basin will issue warrants to purchase 500,000 shares of its common stock to the Company immediately upon receipt of the second and third warrants to purchase Hecla stock. The Company has entered into a registration rights agreement with Great Basin that requires Hecla to use reasonable efforts to cause the shares underlying the respective warrants to be registered within four months of the date the warrants are issued. The Company has filed a registration statement with respect to the shares, although such registration statement is not yet effective. For additional information relating to the registration rights agreement, see Note 14 of Notes to Consolidated Financial Statements. In addition to the foregoing, the Company will pay to Great Basin from Hecla's share of commercial production a sliding scale royalty that is dependent on the cash operating profit per ounce of gold equivalent production.


NOTE 12. BLOCK B

     In March 2002, Hecla announced it had been awarded the Block B exploration and mining lease near El Callao in the Venezuelan State of Bolivar by CVG-Minerven (a Venezuelan government-owned gold mining company). Block B is a 1,795-hectare land position in the historic El Callao gold district that includes the historic Chile, Laguna and Panama mines, which produced over 1.5 million ounces of gold between 1921 and 1946. Pursuant to the agreement with CVG-Minerven, the Company paid CVG-Minerven $500,000 on September 6, 2002. Six months thereafter, an additional payment of $1.25 million will be required, with a final payment of $1.0 million due in

                     HECLA MINING COMPANY AND SUBSIDIARIES

September 2003. The Company will also pay CVG-Minervan a royalty of 2% to 3% (depending on the gold price) on production from Block B.

NOTE 13. NEW ACCOUNTING PRONOUNCEMENTS

     In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which amends SFAS No. 19, and establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The statement is required to be adopted by January 1, 2003, and the Company will record the estimated present value of reclamation liabilities and increase the carrying value of related assets. Subsequently, reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation. The Company is currently in the process of quantifying the effect the adoption of this statement will have on the Company's consolidated financial statements.

     The FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement became effective for fiscal years beginning after December 15, 2001 and did not have an effect on the Company's consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The provision of SFAS No. 145 that amends SFAS No. 13 is effective for transactions occurring after May 15, 2002, with all other provisions of SFAS No. 145 being required to be adopted by the Company in its consolidated financial statements for the first quarter of fiscal 2003. Management currently believes that the adoption of SFAS No. 145 will not have a material impact on the Company's consolidated financial statements.

     On July 30, 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 replaces the prior guidance that was provided by EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management currently believes the adoption of SFAS No. 146 will not have a material impact on the Company's consolidated financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 removes the special distinction of financial institution acquisitions from the scope of both SFAS No. 72 and FASB Interpretation No. 9. The former method of recognizing any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable assets as an unidentifiable intangible asset no longer applies to acquisitions of financial institutions or branches of financial institutions. These acquisitions will be accounted for in accordance with FASB Statements Nos. 141 and 142, which will require the recording of goodwill that is not amortized, but rather tested for impairment. Further this Statement amends SFAS No. 144, to include in its scope long-term customer relationships such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. The adoption of SFAS No. 147 will not have any impact on the Company's consolidated financial statements.


NOTE 14. SUBSEQUENT EVENTS

     During October 2002, the Company filed a Registration Statement with the Securities and Exchange Commission covering 5,995,248 shares of Hecla common stock that may be offered or sold from time to time by Great Basin Gold Ltd. ("Great Basin"), Hecla Mining Company Retirement Plan and Lucky Friday Pension Plan. Although this Registration Statement has been filed, the Statement has not become effective. For additional information regarding Great Basin, see Note 11 of Notes to Consolidated Financial Statements.

     Hecla Mining Company Retirement Plan and Lucky Friday Pension Plan (the Hecla Benefit Plans) are employee benefit plans in which certain employees can participate. Copper Mountain Trust, the trustee for each Hecla Benefit Plan, purchased Hecla stock at the instruction of each Hecla Benefit Plan's independent fiduciary, Consulting Fiduciaries, Inc. In connection with the purchase, each plan received the right to request that the Company register the shares of common stock held by each plan. In connection with prudent investment strategy and in order to comply with certain guidelines governing the concentration and size of investments held by Hecla employee benefit plans, Hecla's board of directors has instructed management to work with the Hecla Benefit Plans to reduce their equity investments including Hecla common stock.

================================================================================


                                22,000,000 SHARES




                               [GRAPHIC OMITTED]


                              HECLA MINING COMPANY



                                  COMMON STOCK



                                -----------------
                               P R O S P E C T U S
                                -----------------






                              MERRILL LYNCH & CO.

                            CIBC WORLD MARKETS CORP.

                              SALOMON SMITH BARNEY





                                JANUARY 21, 2003

================================================================================